
10010086

Cabot Corporation

# Annual Report 2009

SAFETY

INNOVATION

PERFORMANCE

CUSTOMERS

**Cabot Corporation** is a global performance materials company, headquartered in Boston, Massachusetts, U.S.A. We are dedicated to creating products that matter to our customers and, ultimately, the consumers who buy their products. Whether it's carbon black for tires, fumed silica for adhesives, tantalum for cell phones, colorants for ink jet printers, cesium formate for oil and gas drilling, or aerogels for insulation panels, Cabot materials are a vital part of the world in which we live. While our product offerings have changed since our founding in 1882, our commitment to innovation, performance and long-term growth has not. For all these reasons, our corporate slogan is "creating what matters".



Dear fellow shareholders,

The global economic slowdown of 2009 dramatically affected our business performance, created tremendous uncertainty and led to one of the most difficult financial years in Cabot's history. The downturn also took its toll on our customers, employees and shareholders. Through it all, I have been impressed with our company's ability to rise to the challenges, execute with razor sharp intensity, maintain a long-term focus, and plan for better days.

Developing and executing a comprehensive plan early in the crisis in many ways allowed us to take our fate into our own hands. Notwithstanding the unprecedented times, we were able to further our global strategy and stay on track to deliver on our long-term goals.

**2009 in Review**

For many years, safety has been a critical element of our success. During 2009, we continued to perform at a world class level, ending the year with our best ever safety record. Our total recordable incident rate (TRIR)* was 0.36. This is a significant improvement from last year's 0.47 and puts us in the top tier of chemical companies worldwide. We also continue to make solid progress in reducing the risk of process safety events. We hold steadfast to our belief that all safety incidents are preventable and remain committed to our goal of zero incidents.

The environmental area is becoming ever more critical to our businesses, and, in 2009, we reduced our environmental non-conformances by 40%. Also during the year, we participated for the first time in the Carbon Disclosure Project, which publishes greenhouse gas emissions data for over 3,000 global companies. The comparison of our greenhouse gas program positioned us well against our

* includes all employees and contractors at all Cabot locations


.5
.4
.3
.2
.1
0
2007
2008
2009

Total Recordable Incident Rate

Environmental Non-Conformances


30
20
10
0
2007
2008
2009

peers. We are actively working on multiple technology projects that have both financial and environmental performance benefits in the long-term. This remains an important strategic area for us.

On the financial front, for fiscal 2009 we recorded a loss per share of $1.23, including $1.38 per share of charges from certain items. This is compared to earnings of $1.34 per share in fiscal 2008, including $0.15 per share of charges from certain items. Our financial performance in 2009 was mainly affected by volumes in our key end markets, which dropped by as much as 30 to 40% at their lowest point.


Operating Cash Flow
(dollars in millions)
400
300
200
100
0
2007
2008
2009
Fiscal Year

In response to the crisis, and keeping our long-term goals in mind, we implemented a restructuring of our operations. We developed thorough market-based scenarios that led to the actions we put in place. We acted early with a targeted program as we saw the potential for an extended slowdown. Our program required closing several of our manufacturing sites, each of which has been part of our company for many years. As a result of these closures, we saw the departure of many of our valued colleagues and friends. These decisions were difficult but necessary to ensure our future. Throughout the planning, our objective was to maximize results without sacrificing our ability to compete once a recovery commenced. As such, we mothballed or curtailed capacity in certain geographies on a temporary basis to ensure we could restart operations quickly when demand increased. We also maintained investment in our highest value R&D projects, new business opportunities, and capacity expansions in emerging regions.


Return on Average
Stockholders' Equity (%)
10
5
0
10
2007
2008
2009
Fiscal Year

Our expected fixed cost savings from the restructuring, which will exceed $80 million, will be fully achieved in fiscal 2010. This provides us a more efficient platform from which to compete. The one-time costs to implement the plan were originally estimated to be $150 million. Through strong discipline and project focus, we were able to reduce these costs to approximately $115 million.

During the year, we reaffirmed our financial targets of $3 of adjusted earnings per share by 2012 and a 13% adjusted return on invested capital by 2014. The weak economic environment caused us to extend our initial timing to achieve these targets by one year. Given the strength of our company and the strategic initiatives underway, we are confident in

Cabot Corporation Financial Highlights
(dollars in millions, except per share amounts)

| | 2007 | 2008 | **2009** |
|---|---|---|---|
| **Operating Results** | | | |
| Operating revenues | $2,616 | $3,191 | **$2,243** |
| Income from continuing operations | $127 | $86 | **$(77)** |
| Per diluted common share | $1.87 | $1.34 | **$(1.22)** |
| Net income | $129 | $86 | **$(77)** |
| Per diluted common share | $1.90 | $1.34 | **$(1.23)** |
| **Financial Position** | | | |
| Assets | $2,636 | $2,858 | **$2,676** |
| Net property, plant and equipment | $1,016 | $1,082 | **$1,012** |
| Stockholders' equity | $1,194 | $1,249 | **$1,134** |
| Return on average stockholders' equity | 11% | 8% | **(6)%** |

our ability to meet these goals and deliver value to our shareholders.

## Business Performance

Fiscal 2009 was a difficult year for our core businesses principally as a result of very weak volumes and disruptive feedstock and finished product inventory effects. On a positive note, however, our new business efforts produced continual improvements despite the weak economic environment.

### Core Segment

In the Rubber Blacks business, a combination of decreased demand and customer destocking in the tire and automotive markets resulted in volumes that were 20 to 30% below last year's levels. We maintained our resolve to eliminate the effects of the contract lag volatility on our business profitability and during 2009 we reduced the percentage of our volumes subject to the lag from 50% to 25%. We anticipate further progress in this area during 2010. We also continue to invest in new product and process technology with both near- and long-term value creation potential.

The severe downturn in the electronics industry in early 2009 depressed demand for our products in the Supermetals business. We kept this business on a clear cash maximization path during the year, generating $39 million in 2009. We have also further restructured our operations with the aim of improving our performance in 2010.

### Performance Segment

Due to its reliance on the automotive, construction and electronics industries, the Performance segment experienced a sharp decline in its volumes with levels 30 to 40% below 2008. The high value we bring to our customers' applications and the superior quality and service relationships we have built with our customers over the years allowed us to maintain margins through the downturn. We continue to enhance our marketing and applications development capabilities as market-focused partnerships with our customers are key to the development of new and improved products.

### New Business Segment

In 2008, we recommitted ourselves to improving the performance of the New Business segment. Our focus on key projects and more near-term delivery of growth increased revenue by 16% and cash flow by $43 million in 2009. We are pleased with our prioritized pipeline of opportunities and anticipate building on this success in 2010.

### Specialty Fluids Segment

The Specialty Fluids segment produced solid results during the year despite the economic crisis, a testament to the value added nature of our technology. We again made progress in expanding our geographic reach, increasing the percentage of revenue from business outside of the North Sea to 29%, up from 21% in 2008.

From a corporate perspective, our cash and liquidity position remained solid throughout 2009. We significantly reduced working capital and maintained a strong balance sheet. This enabled us to retain our BBB+/Baa1 credit ratings. In September, we raised $300 million in long-term public debt on very favorable terms. These accom-

| Business Segments* | Business Model | Focus |
| --- | --- | --- |
| Core: Rubber Blacks, Supermetals | Niche commodity | costs, raw materials, process |
| Performance: Fumed Metal Oxides, PPBG | Specialty | sales, application development, marketing |
| Specialty Fluids | Service | technical service, sales |
| New Business: Inkjet Colorants, Aerogel, Superior MicroPowders | High growth | research & development, marketing |

*For a description of Cabot businesses, please refer to our 2009 Annual Report on Form 10-K.

plishments reflect positively on our long-term strategic approach to managing the company's balance sheet.

**2010 and Beyond**

Since January 2009 we have seen consistent sequential improvement in our volumes and operating results driven by increased demand in our key end markets. The improvements have been particularly strong in the emerging markets of China, South America and Southeast Asia where we are well positioned. As a result, in August we commissioned the expansion of our carbon black capacity in Tianjin, China, making it the largest and most technologically advanced carbon black facility in the world.


Cabot Corporation Vision - Goal
Deliver earnings growth through leadership in performance materials
margin improvement
capacity and emerging market expansion
portfolio management
new product development
safety
innovation
performance
customers

In all, 2009 was a significant test for our organization and given the complexity of the challenge, I am proud of the Cabot team and its performance. We were not pleased with our financial performance or its impact on our shareholders. However, the speed of our response and the early delivery of our cost reductions reaffirmed our team's strong capabilities. Our decisive and well-implemented actions in 2009, our continued investments in emerging markets, our focus on energy recovery technology and our new business development successes position us well for the future. I have full confidence in our ability to achieve our strategic objectives and long-term financial targets.

As we begin 2010, we will maintain our focus on the key elements of our success: safety, innovation, performance and customers. Cabot remains a unique company and one that I believe is stronger now than it was before the economic downturn. We look to the coming year with optimism and sincerely thank you for your continued interest and investment.

Respectfully,



Patrick M. Prevost
President and Chief Executive Officer

## Directors

**John F. O'Brien** (Non-Executive Chairman of the Board) retired President and Chief Executive Officer, Allmerica Financial Corporation (holding company for insurance and other financial services)

**Patrick M. Prevost** President and Chief Executive Officer, Cabot Corporation

**John S. Clarkeson** Chairman Emeritus, The Boston Consulting Group, Inc. (management consulting)

**Juan Enriquez-Cabot** Chairman and Chief Executive Officer, Biotechonomy (life sciences research and investment firm)

**Arthur L. Goldstein** retired Chairman, Ionics, Incorporated (water purification)

**Gautam S. Kaji** Founder and Chairman, Centennial Group, Inc. (strategic advisory firm)

**Roderick C.G. MacLeod** Co-Founder and Principal, Waverley Investments Ltd. and St. Martins Finance Ltd. (private equity investment companies)

**Henry F. McCance** Chairman Emeritus, Greylock Management Corporation (private venture capital firm)

**John K. McGillicuddy** retired Audit Partner, KPMG, LLP

**Ronaldo H. Schmitz** retired Executive Director, Deutsche Bank Group

**Lydia W. Thomas** retired President and Chief Executive Officer, Noblis, Inc. (research and development for public interest)

**Mark S. Wrighton** Chancellor and Professor of Chemistry, Washington University in St. Louis

**Shengman Zhang*** President, Asia Pacific and Vice Chairman of Global Banking, Citigroup

* Mr. Zhang's term on Cabot's Board of Directors expires on March 11, 2010.
** Ms. Sudac has resigned from Cabot effective March 15, 2010.

## Officers

**Patrick M. Prevost** President and Chief Executive Officer

**James A. Belmont** Vice President

**Brian A. Berube** Vice President, General Counsel

**Douglas A. Church** Vice President, Chief Information Officer

**Eduardo E. Cordeiro** Executive Vice President, Chief Financial Officer

**Nicholas S. Cross** Vice President, General Manager, Europe, Middle East, Africa Region

**Peter M. Hunt** Vice President, Tax

**James P. Kelly** Vice President, Controller

**Sean D. Keohane** Vice President, General Manager, Performance Segment

**Yakov Kutsovsky** Vice President, Research & Development

**Helmut Lorat** Vice President, Engineering

**David A. Miller** Executive Vice President, General Manager, Core Segment and Americas Region

**Martin J. O'Neill** Vice President, Safety, Health, and Environmental Affairs

**Ravijit Paintal** Vice President, General Manager, Specialty Fluids Segment

**Chang Loo Sih** Vice President, South America

**Robby D. Sisco** Vice President, Human Resources

**Irene S. Sudac**** Vice President

**James B. Turner** Vice President, Operations, Specialty Fluids Segment

**Friedrich von Gottberg** Vice President, General Manager, New Business Segment

**Xinsheng Zhang** Vice President, General Manager, Asia Pacific Region

**Jane A. Bell** Secretary

**Karen Abrams** Assistant Secretary

**Lisa M. Dumont** Assistant Controller

**John F. Fox** Assistant Treasurer

## Performance Graphs

The following graphs compare the cumulative total stockholder return on Cabot common stock for the five and ten year periods ending September 30, 2009 with the S&P 500 Stock Index, the S&P Midcap 400 Index, the S&P 500 Specialty Chemicals Index, the S&P 500 Chemicals Index, and the S&P 400 Chemicals Index. The comparisons assume the investment of $100 on October 1, 2004 and October 1, 1999 in Cabot's common stock and in each of the indices and the reinvestment of all dividends.

### Comparison of Five Year Cumulative Total Return

September 30 . . .

| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| **Cabot Corporation** | $100.00 | $87.24 | $100.15 | $97.25 | $89.09 | $67.83 |
| **S&P 500 Chemicals Index** | $100.00 | $103.03 | $121.18 | $161.36 | $144.60 | $138.79 |
| **S&P 500 Specialty Chemicals Index** | $100.00 | $102.84 | $126.58 | $154.19 | $165.37 | $193.58 |
| **S&P 500 Stock Index** | $100.00 | $112.25 | $124.36 | $144.81 | $112.99 | $105.18 |
| **S&P Midcap 400 Index** | $100.00 | $122.16 | $130.17 | $154.59 | $128.81 | $124.80 |
| **S&P 400 Chemicals Index** | $100.00 | $109.39 | $114.78 | $160.95 | $142.22 | $157.13 |


250
200
150
100
50
0
2004
2005
2006
2007
2008
2009



Cabot Corporation
S&P 500 Chemicals Index
S&P 500 Specialty Chemicals Index
S&P 500 Stock Index
S&P Midcap 400 Index
S&P 400 Chemicals Index


**Comparison of Ten Year Cumulative Total Return**

September 30 . . .

| 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|---|---|---|---|
| $100.00 | $135.83 | $279.69 | $149.91 | $207.83 | $286.10 | $249.60 | $286.53 | $278.24 | $254.88 | $194.06 |
| $100.00 | $79.91 | $87.73 | $88.38 | $104.19 | $132.13 | $136.13 | $160.10 | $213.20 | $191.06 | $183.38 |
| $100.00 | $74.18 | $87.81 | $97.86 | $108.44 | $135.16 | $139.00 | $171.09 | $208.40 | $223.51 | $261.63 |
| $100.00 | $113.28 | $83.13 | $66.10 | $82.22 | $93.63 | $105.10 | $116.44 | $135.58 | $105.79 | $98.48 |
| $100.00 | $143.22 | $116.00 | $110.55 | $140.19 | $164.80 | $201.32 | $214.53 | $254.77 | $212.28 | $205.67 |
| $100.00 | $86.87 | $100.93 | $102.32 | $108.92 | $151.44 | $165.66 | $173.82 | $243.74 | $215.38 | $237.95 |



300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Corporate Offices
Cabot Corporation
Two Seaport Lane
Suite 1300
Boston, Massachusetts 02210-2019
(617) 345-0100

For information about Cabot Corporation and our businesses, visit our web site at: www.cabot-corp.com.

**Investor Relations**
Investor inquiries are welcome and individuals are invited to contact us by letter at the address above or by telephone at (617) 342-6129.

**Stock Listing**
Cabot Corporation common stock is listed on the New York Stock Exchange under the symbol CBT.

**Annual Meeting**
The Annual Meeting of Stockholders will be held on Thursday, March 11, 2010 at 4:00 p.m., at the corporate headquarters of Cabot Corporation, Two Seaport Lane, Floor 13, Boston, Massachusetts. All stockholders are invited to attend.

**Stock Transfer Agent and Registrar**
Registered shareholders may contact the transfer agent through the Internet or by phone for information or assistance with receiving proxy materials electronically through the Internet, direct deposit of dividend payments, dividend check replacements, account history, lost stock certificates, taxable income or to report address changes. The transfer agent provides telephone assistance Monday through Friday, 9:00 a.m. to 5:00 p.m. (Eastern Time). Extended service is available 24 hours a day, seven days a week to callers with touch-tone telephones via the transfer agent's Interactive Voice Response System.

Please mention Cabot Corporation, your name as printed on your stock certificates or account, your Social Security number and your address and telephone number in all correspondences with the transfer agent.

Computershare Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078

**Stockholder inquiries:** (781) 575-3170 or (800) 730-4001
**For the hearing impaired:** (800) 952-9245 (TTY/TDD)
**Web site:** www.computershare.com/investor

**Dividend Reinvestment Plan**
Cabot Corporation offers a convenient dividend reinvestment and cash purchase plan for registered stockholders, providing a simple way to increase investment in Cabot Corporation (CBT) common stock. The plan allows stockholders to automatically reinvest all or part of their dividends in additional Cabot shares. Participation in the plan also allows registered stockholders to purchase shares of Cabot common stock with a value of up to $10,000, on a quarterly basis, free of brokerage fees and commissions. To request an enrollment form, write or call Computershare at the above address.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended September 30, 2009**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 1-5667**

# Cabot Corporation

*(Exact name of Registrant as specified in its charter)*

| **Delaware** | **04-2271897** |
|---|---|
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **Two Seaport Lane, Suite 1300 Boston, Massachusetts** | **02210** |
| *(Address of Principal Executive Offices)* | *(Zip Code)* |

**(617) 345-0100**

*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common stock, $1.00 par value per share | New York Stock Exchange |

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of the last business day of the Registrant's most recently completed second fiscal quarter (March 31, 2009), the aggregate market value of the Registrant's common stock held by non-affiliates was approximately $677,797,425. As of November 19, 2009, there were 65,326,403 shares of the Registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive proxy statement for its 2010 Annual Meeting of Shareholders are incorporated by reference in Part III of this annual report on Form 10-K.

## TABLE OF CONTENTS

**Information Relating to Forward-Looking Statements**

This annual report on Form 10-K contains "forward-looking statements" under the Federal securities laws. These forward-looking statements include statements relating to our future business performance and overall prospects; the benefits we expect to receive from our restructuring activities; when we expect to commence manufacturing operations at our new facility in Dubai; the adequacy of our supply of tantalum ore for the near term; our expectations for geographic expansion of business activity by our Specialty Fluids Business outside of the North Sea; the life of our pollucite ore reserves; anticipated capital spending, including environmental-related capital expenditures; cash requirements and uses of available cash, including future cash outlays associated with long-term contractual obligations, restructurings, contributions to employee benefit plans, environmental remediation costs and future respirator litigation costs; exposure to interest rate and foreign exchange risk; future benefit payments we expect to make; our expected tax rate for fiscal 2010; our ability to recover deferred tax assets; and the possible outcome of legal proceedings. From time to time, we also provide forward-looking statements in other materials we release to the public and in oral statements made by authorized officers.

Forward-looking statements are based on our current expectations, assumptions, estimates and projections about Cabot's businesses and strategies, market trends and conditions, economic conditions and other factors. These statements are not guarantees of future performance and are subject to risks, uncertainties, potentially inaccurate assumptions, and other factors, some of which are beyond our control and difficult to predict. If known or unknown risks materialize, or should underlying assumptions prove inaccurate, our actual results could differ materially from past results and from those expressed in the forward-looking statements. Important factors that could cause our actual results to differ materially from those expressed in our forward-looking statements are described in Item 1A in this report.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Investors are advised, however, to consult any further disclosures we make on related subjects in our 10-Q and 8-K reports filed with the Securities and Exchange Commission (the "SEC").

## PART I

### Item 1. *Business*

### General

Cabot's business was founded in 1882 and incorporated in the State of Delaware in 1960. Cabot is a global specialty chemicals and performance materials company headquartered in Boston, Massachusetts. Our principal products are rubber and specialty grade carbon blacks, fumed metal oxides, tantalum and related products, inkjet colorants, aerogels and cesium formate drilling fluids. Cabot and its affiliates have manufacturing facilities and operations in the United States and approximately 20 other countries. The terms "Cabot", "Company", "we", and "our" as used in this report refer to Cabot Corporation and its consolidated subsidiaries.

Our strategy is to deliver earnings growth through leadership in performance materials. We intend to achieve this goal by focusing on margin improvement, capacity expansion and emerging market growth, developing new products and businesses and actively managing our portfolio of businesses.

Our products are generally based on technical expertise and innovation in one or more of our three core competencies: making and handling very fine particles; modifying the surfaces of very fine particles to alter their functionality; and designing particles to impart specific properties to a composite. We focus on creating particles with the composition, morphology, surface functionalities and formulations to support existing and emerging applications.

We are organized into four business segments: the Core Segment, which is further disaggregated for financial reporting purposes into the Rubber Blacks and the Supermetals Businesses; the Performance Segment; the New Business Segment and the Specialty Fluids Segment. For operational purposes, we are also organized into three geographic regions: The Americas, which includes North and South America; Europe, Middle East and Africa ("EMEA"); and Asia Pacific, including China. The business segments are discussed in more detail later in this section. Financial information about our business segments appears in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 below ("MD&A") and in Note V of the Notes to our Consolidated Financial Statements in Item 8 below ("Note V"). Financial information about our sales and long-lived assets in certain geographic areas appears in Note V.

Our internet address is *www.cabot-corp.com.* We make available free of charge on or through our internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC.

## Core Segment

The Core Segment is comprised of the Rubber Blacks Business and the Supermetals Business. A discussion of each of these Businesses follows.

### Rubber Blacks Business

#### *Products*

Carbon black is a form of elemental carbon that is manufactured in a highly controlled process to produce particles and aggregates of varied structure and surface chemistry, resulting in many different performance characteristics for a wide variety of applications. Rubber grade carbon blacks are used to enhance the physical properties of the systems and applications in which they are incorporated.

Our rubber blacks products are used in tires and industrial products. Rubber blacks have traditionally been used in the tire industry as a rubber reinforcing agent and are also used as a performance additive. In industrial products such as hoses, belts, extruded profiles and molded goods, rubber blacks are used to improve the physical performance of the product. In addition to the carbon black we make using conventional carbon black manufacturing methods, we have developed elastomer composite products (referred to as Cabot Elastomer Composites or "CEC") that are compounds of natural rubber and carbon black made by a patented liquid phase process. Our CEC products are currently targeted primarily for tire applications because we believe these compounds improve wear resistance, reduce fatigue and reduce rolling resistance compared to natural rubber/carbon black compounds made by conventional methods.

#### *Sales and Customers*

Sales of rubber blacks products are made by Cabot employees and through distributors and sales representatives. Sales to three major tire customers represent a material portion of the Rubber Blacks Business's total net sales and operating revenues. The loss of any of these customers could have a material adverse effect on the Rubber Blacks Business. In fiscal 2009, sales to The Goodyear Tire and Rubber Company and its affiliates amounted to 10% of Cabot's consolidated revenues. We did not have sales during the fiscal year to any other customer in an amount equal to or greater than 10% of our consolidated revenues for the year.

Under appropriate circumstances, we have pursued a strategy of entering into annual and long-term supply contracts (those with an initial term longer than one year) with certain customers. These contracts are designed to provide our customers with a secure supply of rubber blacks and help us reduce the volatility in volumes and margins over time. Many of these contracts provide for sales price adjustments to account for changes in feedstock costs and, in some cases, changes in other relevant costs (such as the cost of natural gas). In fiscal 2009, approximately half of our rubber blacks volume was sold under long-term or annual contracts in effect during the fiscal year. The majority of the volumes sold under these contracts are sold to customers in North America and Western Europe.

Much of the rubber blacks we sell is used in automotive products and, therefore, our financial results may be affected by the cyclical nature of the automotive industry. However, a large portion of the market for our products is in replacement tires that historically have been less subject to automotive industry cycles.

***Competition***

We are one of the leading manufacturers of carbon black in the world. We compete in the manufacture of carbon black primarily with four companies with a global presence and a significant number of other companies which have a regional presence. Competition for products within the Rubber Blacks Business is based on product performance, quality, reliability, service, technical innovation and price, as well as on the proximity of our manufacturing operations to those of our customers. We believe our technological leadership, global manufacturing presence, operations excellence and customer service provide us a competitive advantage.

***Raw Materials***

The principal raw material used in the manufacture of carbon black is a portion of the residual heavy oils derived from petroleum refining operations and from the distillation of coal tars and the production of ethylene throughout the world. Natural gas is also used in the production of carbon black. Raw material costs generally are influenced by the availability of various types of carbon black feedstock and natural gas, and related transportation costs. Importantly, movements in the market price for crude oil typically affect carbon black feedstock costs.

***Operations***

We own, or have a controlling interest in, and operate plants that produce rubber blacks in Argentina, Brazil, Canada, China, Colombia, the Czech Republic, France, India, Indonesia, Italy, Japan, Malaysia, The Netherlands, and the United States. Our equity affiliates operate carbon black plants in Mexico and Venezuela. The following table shows our ownership interest as of September 30, 2009 in rubber blacks operations in which we own less than 100%:

| Location | Percentage Interest |
|---|---|
| Shanghai, China | 70% (consolidated subsidiary) |
| Tianjin, China | 70% (consolidated subsidiary) |
| Valasske Mezirici (Valmez), Czech Republic | 52% (consolidated subsidiary) |
| Thane, India | 97.7% (consolidated subsidiary) |
| Cilegon and Merak, Indonesia | 84.8% (consolidated subsidiary) |
| Port Dickson, Malaysia | 51% (consolidated subsidiary) |
| Tampico, Mexico | 40% (equity affiliate) |
| Valencia, Venezuela | 47.5% (equity affiliate) |

We continue to expand the manufacturing capacity of our Rubber Blacks Business in emerging markets. In fiscal 2009 we completed constructing and began operating two additional rubber blacks production units at our carbon black plant in Tianjin, China, increasing our capacity at that facility by 150,000 metric tons.

As part of our 2009 global restructuring plan, during fiscal 2009 we closed our rubber blacks manufacturing operations in Stanlow, U.K., and in October 2009 we closed our manufacturing operations in Berre, France.

## Supermetals Business

### *Products*

We produce tantalum, niobium (columbium) and their alloys. Tantalum, which accounts for substantially all of this Business's sales, is produced in various forms. Electronics is the largest application for tantalum powder, which is used to make capacitors for computers, networking devices, wireless phones, electronics for automobiles and other devices. Tantalum, niobium and their alloys are also produced in wrought form for applications such as the production of superalloys and chemical process equipment and for various other industrial and aerospace applications, including fiber optic filters, sodium vapor lamps, turbine blades and aerospace propulsion systems. In addition, the Supermetals Business sells the starting metals (high-purity grade tantalum powders, plates and ingots) used to manufacture finished tantalum sputtering targets used in thin film applications, including semiconductors, inkjet heads, magnetics and flat panel displays.

### *Sales and Customers*

Sales are made primarily through Cabot employees. In fiscal 2009, sales to four capacitor materials customers represented a material portion of the total net sales and operating revenues of the Supermetals Business. The loss of any of these customers could have a material adverse effect on the Supermetals Business.

Many of our tantalum products are used in products for the electronics industry, which is cyclical in nature.

### *Competition*

We are a leading producer of electronic grade tantalum powder products. Competition in the tantalum business is based on technical innovation, product performance, quality, reliability, service and price. We compete principally with three other producers of tantalum powder and believe our technological leadership in high capacitance tantalum powder provides us with a competitive advantage.

### *Raw Materials*

Tantalum ore is the principal raw material used in this business. Historically, we obtained a large portion of our raw material under long-term supply contracts with third-parties and from a mine we own in Manitoba, Canada, although during fiscal 2009 we suspended our tantalum mining operations. Given our current ore inventory levels and other currently available sources of ore, we believe we have an adequate supply of raw material for this Business for the foreseeable future.

We have not purchased or sourced any material containing tantalum, including coltan, from the Democratic Republic of the Congo.

### *Operations*

We operate manufacturing facilities for this business in Boyertown, Pennsylvania and Kawahigashi-machi, Japan. We have a license from the Department of Environmental Protection for the receipt, storage and processing of tantalum containing Class 7 ores at our Boyertown facility, and transport this material under a license from the U.S. Nuclear Regulatory Commission.

As part of our 2009 global restructuring plan, we suspended our tantalum mining operations in Manitoba in fiscal 2009 and plan to close our tantalum powder operations in Boyertown, Pennsylvania in calender 2010. We will continue to operate our tantalum mill and ore processing operations in Boyertown.

## Performance Segment

The Performance Segment is comprised of two product lines: specialty grades of carbon black and thermoplastic concentrates (referred to together as "performance products"); and fumed silica, fumed alumina and dispersions thereof (referred to together as "fumed metal oxides"). In each product line, we design, manufacture and sell materials that deliver performance in a broad range of customer applications. Products are used in a wide variety of applications across the automotive, construction and infrastructure, and electronics and consumer products sectors.

### *Products*

Carbon black is a form of elemental carbon that is manufactured in a highly controlled process to produce particles and aggregates of varied structure and surface chemistry, resulting in many different performance characteristics for a wide variety of applications. Our specialty grades of carbon black are used to impart color, provide rheology control, enhance conductivity and static charge control, provide UV protection, enhance mechanical properties, and provide chemical flexibility through surface treatment. These products are used in a wide variety of applications, such as inks, coatings, cables, pipes, toners and electronics. In addition, we manufacture and source thermoplastic concentrates and compounds that are marketed to the plastics industry.

Fumed silica is an ultra-fine, high-purity particle used as a reinforcing, thickening, abrasive, thixotropic, suspending or anti-caking agent in a wide variety of products produced for the automotive, construction, microelectronics, and consumer products industries. These products include adhesives, sealants, cosmetics, inks, toners, silicone rubber, coatings, polishing slurries and pharmaceuticals. Fumed alumina, also an ultra-fine, high-purity particle, is used as an abrasive, absorbent or barrier agent in a variety of products, such as inkjet media, lighting, coatings, cosmetics and polishing slurries.

### *Sales and Customers*

Sales of these products are made by Cabot employees and through distributors and sales representatives. Under appropriate circumstances, we have entered into long-term supply arrangements with certain customers for sales of our products. In fiscal 2009, sales under these contracts accounted for approximately 25% of the Performance Segment's revenue. For the performance products line of business, these contracts are with a broad number of customers. In contrast, sales under long term contracts with two customers account for a substantial portion of the revenue of the fumed metal oxides line of business. The majority of volume sold under long-term contracts in the Performance Segment are sold to customers located in North America and Western Europe.

### *Competition*

We are one of the leading manufacturers of carbon black in the world. We compete in the manufacture of carbon black primarily with four companies with a global presence and a significant number of other companies which have a regional presence. We are also a leading producer of thermoplastic concentrates in Europe and Asia. We are a leading producer and seller of fumed silica and compete primarily with three companies with a global presence and at least four other companies which have a regional presence.

Competition for these products is based on product performance, quality, reliability, service, technical innovation and price, as well as on the proximity of our manufacturing operations to those of our customers. We believe our technological leadership, global manufacturing presence, operations excellence and customer service provide us a competitive advantage.

### *Raw Materials*

The principal raw material used in the manufacture of carbon black is a portion of the residual heavy oils derived from petroleum refining operations and from the distillation of coal tars and the production of ethylene throughout the world. Natural gas is also used in the production of carbon black. Raw material costs generally are influenced by the availability of various types of carbon black feedstock and natural gas, and related transportation costs. Importantly, movements in the market price for crude oil typically affect carbon black feedstock costs.

Other than carbon black feedstock, the primary materials used for thermoplastic concentrates are titanium dioxide, thermoplastic resins and mineral fillers. Raw materials for these concentrates are, in general, readily available.

Raw materials for the production of fumed silica are various chlorosilane feedstocks. We purchase feedstocks and for some customers convert their feedstock to product on a fee-basis (so called "toll conversion"). We also purchase aluminum chloride as feedstock for the production of fumed alumina. We have long-term procurement contracts or arrangements in place for the purchase of fumed silica feedstock, which we believe will enable us to meet our raw material requirements for the foreseeable future. In addition, we buy some raw materials in the spot market to help ensure flexibility and minimize costs.

***Operations***

We own, or have a controlling interest in, and operate plants that produce specialty grades of carbon black in China, The Netherlands and the United States. Our thermoplastic concentrates and compounds are produced in facilities in Belgium, Italy, and China (Hong Kong). We also own, or have a controlling interest in, manufacturing plants that produce fumed metal oxides in the United States; China; the United Kingdom; and Germany. An equity affiliate operates a fumed metal oxides plant in Mettur Dam, India. The following table shows our ownership interest as of September 30, 2009 in these segment operations in which we own less than 100%:

| Location | Percentage Interest |
|---|---|
| Tianjin, China (performance products) | 90% (consolidated subsidiary) |
| Jiangxi Province, China (fumed metal oxides) | 90% (consolidated subsidiary) |
| Mettur Dam, India (fumed metal oxides) | 50% (equity affiliate) |

We continue to expand the manufacturing capacity of our Performance Products and Fumed Metal Oxides Businesses in emerging markets. During fiscal 2007, we commissioned a specialty carbon black manufacturing unit at our plant in Tianjin with an annual nameplate capacity of approximately 20,000 metric tons. We also continue to work to expand our fumed silica capacity in China. In addition, in fiscal 2009 we purchased a facility in Dubai for the manufacture of masterbatch to serve increasing plastics demand in the Middle East. We expect to commence manufacturing operations at that facility in the first half of 2010.

As part of our 2009 global restructuring plan, during fiscal 2009 we closed our performance products manufacturing operations in Dukinfield, U.K. and our carbon black manufacturing operations in Stanlow, U.K. and in October 2009 we closed our manufacturing operations in Berre, France. During fiscal 2010, we plan to close our remaining manufacturing operations in Stanlow.

**New Business Segment**

Our New Business Segment includes the Inkjet Colorants and Aerogel Businesses and the business development activities of Cabot Superior Micropowders. A discussion of each of these Businesses follows.

**Inkjet Colorants**

***Products***

We produce and sell aqueous inkjet colorants primarily to the inkjet printing market. Our inkjet colorants are high-quality pigment-based black and other colorant dispersions we manufacture by surface treating specialty grades of carbon black and other pigments. The dispersions are used in aqueous inkjet inks to impart color (optical density or chroma) with improved durability (waterfastness, lightfastness and rub resistance) while maintaining high printhead reliability. Our inkjet colorants are produced for various inkjet printing applications, including small office and home office, corporate office, and commercial and industrial printing, as well as for other niche applications that require a high level of dispersibility and colloidal stability.

***Sales and Customers***

Sales of inkjet colorants are made by Cabot employees to inkjet printer manufacturers and to suppliers of inkjet inks in the inkjet cartridge aftermarket. Many of our commercialized products have been developed through joint research and development initiatives with inkjet printer manufacturers. These initiatives have led to the development of exclusive differentiated products for these inkjet customers.

***Competition***

Our inkjet colorants are designed to replace traditional pigment dispersions and dyes used in inkjet printing applications. Competitive products for inkjet colorants are organic dyes and other dispersed pigments manufactured and marketed by large chemical companies and small independent producers. Competition is based on product performance, technical innovation, quality, reliability, service and price. We believe our commercial strengths include technical innovation, product performance and service.

***Raw Materials***

Raw materials for inkjet colorants include carbon black sourced from our carbon black plants, organic pigments and other treating agents available from various sources. We believe that all raw materials to produce inkjet colorants are in adequate supply.

***Operations***

Our inkjet colorants are manufactured at our facility in Haverhill, Massachusetts.

**Aerogel Business**

***Products***

Cabot's aerogel is a nano-structured, high surface area, hydrophobic, silica-based particle that is used in a variety of thermal insulation and specialty chemical applications. In the construction industry, the product is used in skylight, window, wall and roof systems for insulating eco-daylighting applications. In the oil and gas industry, aerogel is used to insulate subsea pipelines. In the specialty chemicals industry, the product is used to provide matte finishing, insulating and thickening properties for use in a variety of applications. We continue to focus on application and market development activities for use of aerogel in these and other new applications.

***Sales and Customers***

Sales of aerogel products are made principally by Cabot employees.

***Competition***

Although the manufacturing processes used are different, in premium insulation applications, our aerogel products compete principally with aerogel products manufactured by Aspen Aerogel, Inc. and non-aerogel insulation products manufactured by primarily regional companies throughout the world.

***Raw Materials***

The principal raw materials for the production of aerogels are silica sol and/or sodium silicate, which we believe are in adequate supply.

*Operations*

We manufacture our aerogel products at our facility in Frankfurt, Germany using a unique and patented manufacturing process. Finished products for use in the oil and gas industry are fabricated at a facility in Billerica, Massachusetts.

**Cabot Superior MicroPowders ("CSMP")**

CSMP is a research and development enterprise with multiple technology platforms and core competencies in advanced particle manufacturing across a wide range of materials and the related materials chemistries. Its principal areas of commercial focus are in developing advanced materials for anti-counterfeiting security applications, fuel cell applications, solar energy applications, environmental and industrial catalyst applications, and for other performance material applications. We expect the CSMP platforms to support the development of new technologies that complement existing applications and provide opportunities for new business growth. Most of these activities are conducted at our facilities in Albuquerque, New Mexico.

**Specialty Fluids Segment**

*Products*

Our Specialty Fluids Segment produces and markets cesium formate as a drilling and completion fluid for use primarily in high pressure and high temperature oil and gas well construction. Cesium formate products are solids-free, high-density fluids that have a low viscosity, enabling safe and efficient well construction and workover operations. The fluid is resistant to high temperatures, minimizes damage to producing reservoirs and is readily biodegradable in accordance with the testing guidelines set by the Organization for Economic Cooperation and Development. In a majority of applications, cesium formate is blended with other formates or products.

*Sales, Rental and Customers*

Sales of our cesium formate products are made to oil and gas operating companies directly by Cabot employees and sales representatives and indirectly through oil field service companies. We generally rent cesium formate to our customers for use in drilling operations on a short-term basis. After completion of a job, the customer returns the fluid to Cabot and it is reprocessed for use in subsequent well operations. Any fluid that is lost during use and not returned to Cabot is paid for by the customer. The rates to be charged to the customer for the daily product rental and for lost product are agreed to before a job begins.

Since 2003, a large portion of our fluids have been used for drilling and completion of wells in the North Sea, where we have been supplying cesium formate-based fluids for both reservoir drilling and completion activities on large gas and condensate field projects in the Norwegian Continental Shelf. More recently, we have expanded the use of our fluids to drilling operations outside of the North Sea.

*Competition*

Formate fluids, which were introduced to the market in the mid-1990s, are a relatively small but growing part of the drilling and completion fluids market and compete mainly with traditional drilling fluid technologies. Competition in the well fluids business is based on product performance, quality, reliability, service, technical innovation and price, and proximity of inventory to customers' drilling operations. We believe our commercial strengths include our unique product offerings and their performance.

*Raw Materials*

The principal raw material used in this business is pollucite (cesium ore), which we obtain from our mine in Manitoba, Canada. We own a substantial portion of the world's known pollucite reserves, ensuring us an adequate supply of our principal raw material. Considering our current production rates, our current estimate of reserve levels in the mine and inventory on hand, we expect our supply to last at least 10 years. The process of estimating mineral reserves is inherently uncertain and requires making subjective engineering, geological, geophysical and economic assumptions. Accordingly, there is likely to be variability in the estimated reserve life of the ore body over time. In addition, we have identified technical projects to recover cesium from low grade ore not currently in our reserve estimates. These proposed technical projects may require different, although well-established, recovery techniques than we currently use.

Most jobs for which cesium formate is used require a large volume of the product. Accordingly, the Specialty Fluids Segment maintains a large inventory of fluid.

*Operations*

We have a mine and a cesium formate manufacturing facility in Manitoba, Canada, as well as fluid blending and reclamation facilities in Aberdeen, Scotland and in Bergen and Kristiansund, Norway. In addition, fluid is warehoused at various locations around the world to support existing and potential operations. In fiscal 2007, we established a regional sales office in Singapore in order to increase marketing initiatives to prospective customers in China, Southeast Asia, Australia and New Zealand.

**Patents and Trademarks**

We own and are a licensee of various patents, which expire at different times, covering many of our products as well as processes and product uses. Although the products made and sold under these patents and licenses are important to Cabot, the loss of any particular patent or license would not materially affect our business, taken as a whole. We sell our products under a variety of trademarks, the loss of any one of which would not materially affect our business, taken as a whole.

**Backlog**

Our businesses are generally not seasonal in nature, although we typically experience some decline in European and North American sales in the fourth fiscal quarter due to summer plant shutdowns and in Asia Pacific sales in the second fiscal quarter because of the New Year holidays in that region.

We do not consider backlog to be a significant indicator of the level of future sales activity. In general, we do not manufacture our products against a backlog of orders. Production and inventory levels are based on the level of incoming orders as well as projections of future demand. Therefore, we believe that backlog information is not material to understanding our overall business and is not a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

**Employees**

As of September 30, 2009, we had approximately 3,950 employees. Some of our employees in the United States and abroad are covered by collective bargaining or similar agreements. We believe that our relations with our employees are generally satisfactory.

**Research and Development**

Cabot develops new and improved products and higher efficiency processes through Company-sponsored research and technical service activities, including those initiated in response to customer requests. Our expenditures for such activities generally are spread among our businesses and are shown in the consolidated statements of operations.

**Safety, Health and Environment ("SH&E")**

Cabot has been named as a potentially responsible party under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (the "Superfund law") and comparable state statutes with respect to several sites primarily associated with our divested businesses. (See "Legal Proceedings" below.) During the next several years, as remediation of various environmental sites is carried out, we expect to spend against our $6 million environmental reserve for costs associated with such remediation. Adjustments are made to the reserve based on our continuing analysis of our share of costs likely to be incurred at each site. Inherent uncertainties exist in these estimates due to unknown conditions at the various sites, changing governmental regulations and legal standards regarding liability, and changing technologies for handling site investigation and remediation. While the reserve represents our best estimate of the costs we expect to incur, the actual costs to investigate and remediate these sites may exceed the amounts accrued in the environmental reserve. While it is always possible that an unusual event may occur with respect to a given site and have a material adverse effect on our results of operations in a particular period, we do not believe that the costs relating to these sites, in the aggregate, are likely to have a material adverse effect on our financial position. Furthermore, it is possible that we may also incur future costs relating to environmental liabilities not currently known to us or as to which it is currently not possible to make an estimate.

Our ongoing operations are subject to extensive federal, state, local, and foreign laws, regulations, rules, and ordinances relating to safety, health, and environmental matters ("SH&E Requirements"). These SH&E Requirements include requirements to obtain and comply with various environmental-related permits for constructing any new facilities and operating all of our existing facilities. We have expended considerable sums to construct, maintain, operate, and improve facilities for safety, health and environmental protection and to comply with SH&E Requirements. We spent approximately $21 million in environmental-related capital expenditures at existing facilities in fiscal 2009 and anticipate spending approximately $21 million for such matters in fiscal 2010.

In recognition of the importance of SH&E Requirements to Cabot, our Board of Directors has a Safety, Health, and Environmental Affairs Committee. The Committee, which is comprised of independent directors, meets at least three times a year and provides oversight and guidance to Cabot's safety, health and environmental management programs. In particular, the Committee reviews Cabot's environmental reserve, risk assessment and management processes, environmental and safety audit reports, performance metrics, performance as benchmarked against industry peer groups, assessed fines or penalties, site security and safety issues, health and environmental training initiatives, and the SH&E budget and capital expenditures. The Committee also consults with our outside and internal advisors regarding management of Cabot's safety, health and environmental programs.

In February 2006, the International Agency for Research on Cancer ("IARC") reaffirmed its classification of carbon black as a Group 2B substance (known animal carcinogen, possible human carcinogen). We have communicated IARC's classification of carbon black to our customers and employees and have included that information in our material safety data sheets and elsewhere, as appropriate. We continue to believe that the available evidence, taken as a whole, indicates that carbon black is not carcinogenic to humans, and does not present a health hazard when handled in accordance with good housekeeping and safe workplace practices as described in our material safety data sheets.

In February 2003, the California Office of Environmental Health Hazard Assessment ("OEHHA") published a notice adding "carbon black (airborne, unbound particles of respirable size)" to the California Safe Drinking Water and Toxic Enforcement Act, commonly referred to as Proposition 65. Proposition 65 requires businesses to warn individuals before they knowingly or intentionally expose them to chemicals subject to its requirements, and it prohibits businesses from knowingly discharging or releasing the chemicals into water or onto land where they could contaminate drinking water. We worked with the International Carbon Black Association, as well as various customers and carbon black user groups, to ensure our compliance with the requirements associated with the Proposition 65 listing of carbon black, which became effective in February 2004. We have been informed that OEHHA is considering certain changes that may result in removing the "airborne, unbound particles of respirable size" qualifying language from its listing of carbon black. If this change is adopted by OEHHA, it would result in increased labeling and other requirements for our customers under Proposition 65.

In October 2003, the European Commission ("EC") developed a new European Union ("EU") regulatory framework for chemicals called REACH (Registration, Evaluation and Authorization of Chemicals). REACH, which became effective in June 2007, applies to all existing and new chemical substances produced or imported into the EU in quantities greater than one metric ton a year. Manufacturers or importers of these chemical substances are required to submit specified health, safety, risk and use information about the substance to the European Chemical Agency. As we are committed to continuing to supply our EU customers, we have registered silica and cesium formate under REACH, and carbon black is expected to be registered in late 2009 or early 2010. We are also working with the manufacturers and importers of our other substances, including our feedstocks, to ensure their registration prior to the applicable deadline.

We are experiencing increased regulations by environmental agencies worldwide relating to the air emissions from our manufacturing operations. This increased regulation is resulting in more restrictive air emission limits globally, particularly as they relate to nitrogen oxide and sulphur dioxide emissions. In addition, global efforts to reduce greenhouse gas emissions impact the carbon black industry as carbon dioxide is emitted in the carbon black manufacturing process. In December 2005, the EC published a directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emission Trading Scheme, which establishes a maximum allowable emission credit for each ton of $CO_2$ emitted, for the period 2008 to 2012. Various EU member states have included carbon black facilities in their national allocation plans and a number of our carbon black plants in Europe were required to comply with the Emission Trading Scheme beginning in calendar year 2008. We generally expect to purchase credits where necessary to respond to allocation shortfalls. We are also pursuing certain Clean Development Mechanism projects at various facilities in an effort to generate carbon credits to offset potential allocation shortfalls. There are also ongoing discussions in other regions and countries, including the United States, Canada, China, and Brazil regarding greenhouse gas emission reporting and reduction programs, but those programs have not yet been fully defined and their impact on us cannot be estimated at this time. Finally, Cabot's U.S. carbon black facilities will be required to report their greenhouse gas emissions under the U.S. Environmental Protection Agency's new rule for the Mandatory Reporting of Greenhouse Gases in 2011.

Since the terrorist attacks in the U.S. on September 11, 2001, various U.S. agencies and international bodies have adopted security requirements applicable to certain manufacturing and industrial facilities and marine port locations. These security-related requirements involve the preparation of security assessments and security plans in some cases, and in other cases the registration of certain facilities with specified governmental authorities. We are closely monitoring all security related regulatory developments and believe we are in compliance with all existing requirements. Compliance with such requirements is not expected to have a material adverse effect on our operations.

### Foreign and Domestic Operations and Export Sales

A significant portion of our revenues and operating profits is derived from overseas operations. The profitability of our segments is affected by fluctuations in the value of the U.S. dollar relative to foreign currencies. (See MD&A and the Geographic Information portion of Note V for further information relating to sales and long-lived assets by geographic area.) Currency fluctuations, nationalization and expropriation of assets are risks inherent in international operations. We have taken steps we deem prudent in our international operations to diversify and otherwise to protect against these risks, including the use of foreign currency financial instruments to reduce the risk associated with changes in the value of certain foreign currencies compared to the U.S. dollar. (See the Risk Management discussion contained in "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A below and Note V of the Notes to the Company's Consolidated Financial Statements).

**Item 1A.** ***Risk Factors***

In addition to factors described elsewhere in this report, the following are important factors that could cause our actual results to differ materially from those expressed in our forward-looking statements. It is not possible, however, to predict or identify all such factors. Accordingly, investors should not consider the following to be a complete discussion of all potential risks or uncertainties.

**Negative or uncertain worldwide economic conditions may adversely impact our business.**

Our operations and performance are materially affected by worldwide economic conditions, which deteriorated significantly during fiscal 2009. Market turmoil and tightened credit availability generally reduced consumer confidence, increased difficulty in collecting accounts receivable, increased pricing pressure on products and services, and led to widespread reduction of global business activity. Uncertainty about current global economic conditions has resulted in decreased consumer spending and a significant decline in sales in the automotive, electronics and construction industries worldwide. As a result, we have experienced declines in global demand for our products that serve these industries, with volumes in our Core and Performance Segments for fiscal 2009 more than 20% below the levels that we experienced in fiscal 2008. These developments have resulted in decreased revenues and weaker results of operations. While we have seen signs of recovery and increased demand in most of our businesses, continued weakness in worldwide economic conditions could have a material adverse effect on our financial condition and cash flows.

**Changes in supply-demand balance in the regions and the industries in which we operate may adversely affect our financial results.**

Our key customers continue to shift their manufacturing capacity from mature markets such as North America and Western Europe to emerging regions such as Asia, South America and Eastern Europe. Although we are responding to meet these market demand conditions, we cannot be certain that we will be successful expanding capacity in emerging regions (which depends in part on economic and political conditions in these regions and, in some cases, on our ability to acquire or form strategic business alliances) or in reducing capacity in mature regions commensurate with industry demand. Similarly, demand for our customers' products and our competitors' reactions to market conditions could affect our financial results.

In addition, our Rubber Blacks and Supermetals Businesses are sensitive to changes in industry capacity utilization. As a result, pricing tends to decrease when capacity utilization in these businesses decreases, which could affect our financial performance.

**Our restructuring activities and cost saving initiatives may not achieve the results we anticipate.**

We have undertaken and will continue to undertake cost reduction initiatives and organizational restructurings to optimize our asset base, improve operating efficiencies and generate cost savings. In connection with many of these actions we have projected significant one-time and on-going cost savings. The success of these activities is not predictable and we cannot be certain that we will be able to complete these initiatives as planned or that the estimated operating efficiencies or cost savings from such activities will be fully realized or maintained over time. In addition, where we have closed manufacturing facilities, we may not be successful in migrating our customers from those closed facilities to our other facilities.

**Volatility in the price of raw materials or their reduced availability could decrease our margins.**

Our manufacturing processes consume significant amounts of energy and raw materials, the costs of which are subject to worldwide supply and demand as well as other factors beyond our control. Dramatic increases in such costs or decreases in the availability of raw materials at acceptable costs could have an adverse effect on our results of operations. For example, movements in the market price for crude oil typically affect carbon black feedstock costs. Significant movements in the market price for crude oil tend to create volatility in our carbon black feedstock costs, which can effect our working capital and results of operations. Although our long-term and some of our annual carbon black supply contracts provide for a price adjustment to account for changes in feedstock costs, there is a lag between the time when we incur feedstock costs and the time when prices are adjusted under some of these contracts. Accordingly, we may not be able to pass increased costs along to our customers when they occur, which can have a significant negative impact on results of operations and cash flows in a given quarter. We have reduced the time lag in many of our long-term contracts as they have come up for renewal, but we may not be successful in reducing the time lag in some or all of the remainder of these contracts as they come up for renewal in the future. In addition, it is possible that a supply contract with a price adjustment mechanism could expire by its terms before we are able to recapture fully our raw material cost increases. We attempt to offset the effects of increases in raw material costs through selling price increases in our non-contract sales, productivity improvements and cost reduction efforts. Success in offsetting increased raw material costs with price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased raw material and energy costs or may decrease demand for our products and our volume of sales. If we are not able to fully offset the effects of increased raw material or energy costs, it could have a significant impact on our financial results.

**We depend on a group of key customers for a significant portion of our sales. A significant adverse change in a customer relationship or in a customer's performance or financial position could harm our business and financial condition.**

Our success in strengthening relationships and growing business with our largest customers and retaining their business over extended time periods could affect our future results. We have a total of nine customers in the tire, silicones, capacitor materials and microelectronics industries that together represent a significant portion of our total net sales and operating revenues. In fiscal 2009, sales to The Goodyear Tire and Rubber Company by our Rubber Blacks Business accounted for approximately 10% of our consolidated revenues. The loss of any of our important customers, or a reduction in volumes sold to them because of a work stoppage or other disruption, could adversely affect our results of operations until such business is replaced or the disruption ends. Any deterioration of the financial condition of any of our customers or the industries they serve that impairs our customers' ability to make payments to us also could increase our uncollectible receivables and could affect our future results and financial condition.

**Our operations involve the handling of hazardous and, in some instances, radioactive materials, and we are subject to extensive safety, health and environmental requirements, which could increase our costs and/or reduce our revenues.**

Our ongoing operations are subject to extensive federal, state, local and foreign laws, regulations, rules and ordinances relating to safety, health and environmental matters ("SH&E Requirements"), many of which provide for substantial monetary fines and criminal sanctions for violations. These SH&E Requirements include requirements to obtain and comply with various environmental-related permits for constructing any new facilities and operating all of our existing facilities. In June 2009, we received an information request from the United States Environmental Protection Agency ("EPA") as part of an EPA national initiative focused on the U.S. carbon black manufacturing sector. The information request relates to our Pampa, Texas facility's compliance with certain regulatory and permitting requirements under the Clean Air Act, including the New Source Review ("NSR") construction permitting requirements. We responded to EPA's information request in August 2009 and are awaiting a response from EPA. As a result of this initiative, based upon how EPA has handled similar NSR initiatives with other industrial sectors, it is possible that EPA could attempt to compel us to employ additional technology control devices or approaches with respect to emissions at certain facilities and/or seek a civil penalty from us.

In addition, the operation of a chemical manufacturing business as well as the sale and distribution of chemical products involve safety, health and environmental risks. For example, the production and/or processing of carbon black, fumed metal oxides, tantalum, niobium, aerogel and other chemicals involve the handling, transportation, manufacture or use of certain substances or components that may be considered toxic or hazardous within the meaning of applicable SH&E Requirements. The processing of tantalum ore also involves radioactive substances. The transportation of chemical products and other activities associated with the manufacturing process have the potential to cause environmental or other damage as well as injury or death to employees or third parties.

We could incur significant expenditures in connection with such operational risks. We believe that our ongoing operations comply with current SH&E Requirements in a manner that should not materially affect our earnings or cash flow in an adverse manner. We cannot be certain, however, that significant costs or liabilities will not be incurred with respect to SH&E Requirements and our operations. Moreover, we are not able to predict whether future changes or developments in SH&E Requirements will affect our earnings or cash flow in a materially adverse manner.

**Fluctuations in foreign currency exchange and interest rates could affect our financial results.**

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. In fiscal 2009, we derived a majority of our revenues from sales outside the United States. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses as well as assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other currencies in countries where we operate will affect our results of operations and the value of balance sheet items denominated in foreign currencies. Because of the geographic diversity of our operations, weaknesses in some currencies might be offset by strengths in others over time. In addition, we are exposed to adverse changes in interest rates. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments as well as foreign currency debt. We cannot be certain, however, that we will be successful in reducing the risks inherent in exposures to foreign currency and interest rate fluctuations.

**We rely on our committed lines of credit to provide us with working capital.**

At September 30, 2009, we had $460 million in committed lines of credit, including $400 million under a revolving credit facility that matures in August 2010. We plan to replace our revolving credit facility. A replacement facility may be for a lesser amount and a shorter term, and at borrowing costs that are higher than those under our current revolving credit facility. In addition, a new facility may contain more restrictive terms and covenants than our current facility.

**We have entered into a number of derivative contracts with financial counterparties. The effectiveness of these contracts is dependent on the ability of these financial counterparties to perform their obligations and their nonperformance could harm our financial condition.**

We have entered into interest rate swap contracts, foreign currency derivatives and forward commodity contracts as part of our financial strategy. The effectiveness of our hedging programs using these instruments is dependent, in part, upon the counterparties to these contracts honoring their financial obligations. While we have not experienced any losses due to counterparty nonperformance, if any of our counterparties are unable to perform their obligations in the future, we could be exposed to increased earnings and cash flow volatility due to an instrument's failure to hedge a financial risk.

**We are exposed to political or country risk inherent in doing business in some countries.**

Sales outside of the United States constituted a majority of our revenues in fiscal 2009. Our operations in some countries may be subject to the following risks: changes in the rate of economic growth; unsettled political or economic conditions; possible expropriation or other governmental actions; social unrest, war, terrorist activities or other armed conflict; confiscatory taxation or other adverse tax policies; deprivation of contract rights; trade regulations affecting production, pricing and marketing of products; reduced protection of intellectual property rights; restrictions on the repatriation of income or capital; exchange controls; inflation; currency fluctuations and devaluation; the effect of global health, safety and environmental matters on economic conditions and market opportunities; and changes in financial policy and availability of credit.

**Plant capacity expansions may be delayed and not achieve the expected benefits.**

Our ability to complete capacity expansions as planned may be delayed or interrupted by the need to obtain environmental and other regulatory approvals, availability of labor and materials, unforeseen hazards such as weather conditions, and other risks customarily associated with construction projects. Moreover, capacity expansion in our Rubber Blacks, Performance Products and Fumed Metal Oxides Businesses could have a negative impact on the financial performance of these businesses until capacity utilization is sufficient to absorb the incremental costs associated with the expansion.

**The money we spend developing new businesses may not result in a proportional increase in our revenues or profits.**

We cannot be certain that the costs we incur investing in new businesses will result in a proportional increase in revenues or profits. In addition, the timely commercialization of products that we are developing may be disrupted or delayed by manufacturing or other technical difficulties, market acceptance or insufficient market size to support a new product, competitors' new products, and difficulties in moving from the experimental stage to the production stage. These disruptions or delays could affect our future results.

**Any failure to realize benefits from joint ventures, acquisitions or alliances could adversely affect future financial results.**

As part of our strategies for growth and improved profitability, we have made and may continue to make acquisitions and investments and enter into joint ventures. The success of acquisitions of new technologies, companies and products, or arrangements with third parties is not predictable and we may not be successful in realizing our objectives as anticipated.

**We may be required to impair or write off certain assets if our assumptions about future sales and profitability prove incorrect.**

In our analysis of the recoverability of certain assets, namely inventory, property, plant and equipment, investments, intangible assets and deferred tax assets, we have made assumptions about future sales (pricing, volume and region of sale), costs, cash generation and the ultimate profitability of the business and/or tax jurisdiction. These assumptions were based on management's best estimates and if the actual results differ significantly from these assumptions, we may not be able to realize the value of the assets recorded as of September 30, 2009, which could lead to an impairment or write-off of certain of these assets in the future.

**Increases in our tax rate may reduce our net income.**

Our future tax rates may be adversely affected by a number of factors including the enactment of the currently proposed U.S. tax legislation; other changes in tax laws or the interpretation of such tax laws; changes in the estimated realization of our deferred tax assets and liabilities; the jurisdictions in which profits are determined to be earned and taxed; the repatriation of non-U.S. earnings for which we have not previously provided for U.S. taxes; adjustments to estimated taxes upon finalization of various tax returns; increases in expenses that are not always deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions; changes in available tax credits; changes in share-based compensation expense and the resolution of issues arising from tax audits with various tax authorities. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from one quarter to another. Any significant increase in our future tax rates could reduce net income in those periods.

**Regulations requiring a reduction of greenhouse gas emissions will impact the carbon black industry, including us.**

Carbon dioxide is emitted in the carbon black manufacturing process. In December 2005, the European Commission published a new directive that includes carbon black manufacturing in the combustion sector and in Phase II of the Emissions Trading Scheme for the period 2008 to 2012. Various European Union member states have included carbon black facilities in their national allocation plans and we have taken actions to comply with applicable carbon dioxide emission requirements. However, there can be no assurance that we will be able to purchase emissions credits if our carbon black operations generate more carbon dioxide than our allocations permit or that the cost of such credits will be acceptable to us. There are also ongoing discussions in other regions and countries, including the United States, Canada, China and Brazil regarding greenhouse gas emission reporting and reduction programs, but those programs have not yet been defined and their potential impact on our manufacturing operations or financial results cannot be estimated at this time.

**Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.**

As more fully described in "Item 3—Legal Proceedings", we are a party to or the subject of lawsuits, claims, and proceedings, including those involving contract, environmental, and health and safety matters as well as product liability and personal injury claims relating to asbestosis, silicosis, coal worker's pneumoconiosis and berylliosis, and exposure to various chemicals. Adverse rulings, judgments or settlements in pending or future litigation (including contract litigation and liabilities associated with respirator claims and our former beryllium operations) could cause our results to differ materially from those expressed or forecasted in any forward-looking statements.

**The continued protection of our patents and other proprietary intellectual property rights are important to our success.**

Our patent and other intellectual property rights are important to our success and competitive position. We own various patents and other intellectual property rights in the U.S. and other countries covering many of our products, as well as processes and product uses. In addition, we are a licensee of various patents and intellectual property rights belonging to others in the U.S. and other countries. Because the laws and enforcement mechanisms of some countries may not allow us to protect our proprietary rights to the same extent as we are able to in the U.S., the strength of our intellectual property rights will vary from country to country.

Irrespective of our proprietary intellectual property rights, we may be subject to claims that our products, processes or product uses infringe the intellectual property rights of others. These claims, even if they are without merit, could be expensive and time consuming to defend and if we were to lose such claims, we could be subject to injunctions and/or damages, or be required to enter into licensing agreements requiring royalty payments and/or use restrictions. Licensing agreements may not be available to us, and if available, may not be available on acceptable terms.

**We may be subject to information technology system failures, network disruptions and breaches in data security.**

Information technology system failures, network disruptions and breaches of data security could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, catastrophic events such as fires, earthquakes, tornadoes and hurricanes, and/or errors by our employees. Although we have taken steps to address these concerns by implementing sophisticated network security and internal control measures, there can be no assurance that a system failure or data security breach will not have a material adverse effect on our financial condition and results of operations.

**Natural disasters could affect our operations and financial results.**

We operate facilities in areas of the world that are exposed to natural hazards, such as hurricanes and earthquakes. Such events could disrupt our supply of raw materials or otherwise affect production, transportation and delivery of our products or affect demand for our products.

### Item 1B. *Unresolved Staff Comments*

None.

### Item 2. *Properties*

Cabot's corporate headquarters are in leased office space in Boston, Massachusetts. We also own or lease office, manufacturing, storage, distribution, marketing and research and development facilities in the United States and in foreign countries. The locations of our principal manufacturing and/or administrative facilities are set forth in the table below. Unless otherwise indicated, all the properties are owned.

| | Core Segment | | | | |
|---|---|---|---|---|---|
| **Location by Region** | **Rubber Blacks Business** | **Supermetals Business** | **Performance Segment** | **New Business Segment** | **Specialty Fluids Segment** |
| **Americas Region** | | | | | |
| Alpharetta, GA*[(1)] | X | X | X | X | X |
| Tuscola, IL | | | X | | |
| Canal, LA | X | | X | | |
| Ville Platte, LA | X | | | | |
| Billerica, MA | X | X | X | X | |
| Billerica, MA (plant)* | | | | X | |
| Haverhill, MA | | | | X | |
| Midland, MI | | | X | | |
| Albuquerque, NM (2 plants)* | | | | X | |
| Boyertown, PA | | X | | | |
| Pampa, TX | X | | X | | |
| The Woodlands, TX* | | | | | X |
| Campana, Argentina | X | | | | |
| Maua, Brazil | X | | X | | |
| Sao Paulo, Brazil*[(1)] | X | X | X | X | X |
| Cartagena, Colombia | X | | | | |
| Lac du Bonnet, Manitoba** | | | | | X |
| Sarnia, Ontario | X | | X | | |

(1) Regional Shared Service Center

* Leased premises

** Building(s) owned by Cabot on leased land

| Location by Region | Core Segment | | | | |
|---|---|---|---|---|---|
| | Rubber Blacks Business | Supermetals Business | Performance Segment | New Business Segment | Specialty Fluids Segment |
| **EMEA Region** | | | | | |
| Loncin, Belgium | | | X | | |
| Leuven, Belgium*[1] | X | X | X | X | X |
| Pepinster, Belgium | | | X | | |
| Valasske Mezirici (Valmez), Czech Republic** | X | | | | |
| Port Jerome, France** | X | | | | |
| Suresnes, France* | X | | X | | |
| Frankfurt, Germany* | | | | X | |
| Rheinfelden, Germany | | | X | | |
| Grigno, Italy | | | X | | |
| Ravenna, Italy | X | | | | |
| Bergen, Norway* | | | | | X |
| Kristiansund, Norway* | | | | | X |
| Aberdeen, Scotland* | | | | | X |
| Boltek, The Netherlands** | X | | X | | |
| Dubai, United Arab Emirates | | | X | | |
| Barry, Wales** | | | X | | |
| **Asia Pacific Region** | | | | | |
| Hong Kong, China** | | | X | | |
| Jiangxi Province, China** | | | X | | |
| Tianjin, China** | X | | X | | |
| Shanghai, China*[1] | X | X | X | X | X |
| Shanghai, China** (plant) | X | | | | |
| Maharashtra, India** | X | | | | |
| Mumbai, India* | X | | X | | |
| Cilegon, Indonesia** | X | | | | |
| Jakarta, Indonesia* | X | | X | | |
| Merak, Indonesia | X | | | | |
| Kawahigashi-machi, Japan** | | X | | | |
| Ichihara, Japan | X | | | | |
| Shimonoseki, Japan** | X | | X | | |
| Tokyo, Japan* | X | X | X | X | |
| Port Dickson, Malaysia** | X | | | | |

[1] Regional Shared Service Center
* Leased premises
** Building(s) owned by Cabot on leased land

We conduct research and development for our various businesses primarily at facilities in Billerica, MA; Albuquerque, NM; Pampa, TX; Pepinster, Belgium; Frankfurt and Rheinfelden, Germany; Kawahigashi-machi, Japan; and Port Dickson, Malaysia.

Our existing manufacturing plants, together with announced capacity expansion plans, will generally have sufficient production capacity to meet current requirements and expected near-term growth. These plants are generally well maintained, in good operating condition and suitable and adequate for their intended use. Our administrative offices and other facilities are generally suitable and adequate for their intended purposes.

## Item 3. *Legal Proceedings*

Cabot is a party in various lawsuits and environmental proceedings wherein substantial amounts are claimed. The following is a description of the significant proceedings pending on September 30, 2009, unless otherwise specified.

### Environmental Proceedings

In June 2009, Cabot received an information request from the United States Environmental Protection Agency ("EPA") regarding Cabot's carbon black manufacturing facility in Pampa, Texas. The information request relates to the Pampa facility's compliance with certain regulatory and permitting requirements under the Clean Air Act, including the New Source Review ("NSR") construction permitting requirements. EPA has indicated that this information request is part of an EPA national initiative focused on the U.S. carbon black manufacturing sector. Cabot responded to EPA's information request in August 2009 and is awaiting a response from EPA. As a result of this initiative, based upon how EPA has handled similar NSR initiatives with other industrial sectors, it is possible that EPA could attempt to compel Cabot to employ additional technology control devices or approaches with respect to emissions and/or seek a civil penalty from Cabot.

Cabot is one of fourteen companies, collectively the Ashtabula River Cooperating Group II ("ARCG II"), which participated in the remediation of the Ashtabula River in Ohio. Our liability at this site is associated with the former Cabot Titania business, which operated two manufacturing facilities in Ashtabula in the 1960s and early 1970s. The ARCG II is part of a public/private partnership (the Ashtabula River Partnership) established to conduct dredging and environmental restoration of the Ashtabula River. In addition to funding provided by the ARCG II and the State of Ohio, the federal government also provided funding toward the project under the Great Lakes Legacy Act and the Water Resources Development Act. Dredging of the river was completed in 2008 and the landfill that was constructed to contain all of the dredged materials was capped in 2009. The ARCG II also is in the process of finalizing a settlement with the Ashtabula River Natural Resource Trustees for alleged natural resource damages to the river. The Consent Decree memorializing this settlement is expected to be signed in late 2009 or early 2010.

In 1986, Cabot sold a beryllium manufacturing facility in Reading, Pennsylvania to NGK Metals, Inc. ("NGK"). In doing so, we agreed to share with NGK the costs of certain environmental remediation of the Reading plant site. After the sale, the EPA issued an order to NGK pursuant to the Resource Conservation and Recovery Act ("RCRA") requiring NGK to address soil and groundwater contamination at the site. Soil remediation at the site has been completed and the groundwater remediation activities are ongoing pursuant to the RCRA order. We are contributing to the costs of the groundwater remediation activities pursuant to the cost-sharing agreement with NGK.

We have several environmental-related lawsuits pending in Campana, Argentina related to our carbon black plant in Campana. Those lawsuits were filed between 2003 and 2006 by several residential neighbors living near the industrial area where our plant is located. The lawsuits also name other industrial companies operating in the Campana area. The plaintiffs seek monetary damages for property damage and other injury allegedly caused by emissions from neighboring industrial facilities. We believe the claims relative to Cabot are without merit.

As of September 30, 2009, we had a $6 million reserve on a discounted basis ($6 million on an undiscounted basis) for environmental remediation costs at various sites. The operation and maintenance component of this reserve was $3 million on a discounted basis ($4 million on an undiscounted basis). This amount represents our current best estimate of costs likely to be incurred for remediation based on our analysis of the extent of cleanup required, alternative cleanup methods available, abilities of other responsible parties to contribute and our interpretation of laws and regulations applicable to each of our sites.

## Other Proceedings

### *Respirator Liabilities*

We have exposure in connection with a safety respiratory products business that a subsidiary acquired from American Optical Corporation ("AO") in an April 1990 asset purchase transaction. The subsidiary manufactured respirators under the AO brand and disposed of that business in July 1995. In connection with its acquisition of the business, the subsidiary agreed, in certain circumstances, to assume a portion of AO's liabilities, including costs of legal fees together with amounts paid in settlements and judgments, allocable to AO respiratory products used prior to the 1990 purchase by the Cabot subsidiary. In exchange for the subsidiary's assumption of certain of AO's respirator liabilities, AO agreed to provide to the subsidiary the benefits of: (i) AO's insurance coverage for the period prior to the 1990 acquisition and (ii) a former owner's indemnity of AO holding it harmless from any liability allocable to AO respiratory products used prior to May 1982.

Generally, these respirator liabilities involve claims for personal injury, including asbestosis, silicosis and coal worker's pneumoconiosis, allegedly resulting from the use of respirators that are claimed to have been negligently designed or labeled. Neither Cabot, nor its past or present subsidiaries, at any time manufactured asbestos or asbestos-containing products. Moreover, not every person with exposure to asbestos giving rise to an asbestos claim used a form of respiratory protection. At no time did this respiratory product line represent a significant portion of the respirator market. In addition, other parties, including AO, AO's insurers, and another former owner and its insurers (collectively, the "Payor Group"), are responsible for significant portions of the costs of these liabilities, leaving Cabot's subsidiary with a portion of the liability in only some of the pending cases.

The subsidiary transferred the business to Aearo Corporation ("Aearo") in July 1995. Cabot agreed to have the subsidiary retain certain liabilities allocable to respirators used prior to the 1995 transaction so long as Aearo paid, and continues to pay, Cabot an annual fee of $400,000. Aearo can discontinue payment of the fee at any time, in which case it will assume the responsibility for and indemnify Cabot against the liabilities allocable to respirators manufactured and used prior to the 1995 transaction. We anticipate that we will continue to receive payment of the $400,000 fee from Aearo and thereby retain these liabilities for the foreseeable future. We have no liability in connection with any products manufactured by Aearo after 1995.

As of September 30, 2009, there were approximately 52,000 claimants in pending cases asserting claims against AO in connection with respiratory products. Cabot has contributed to the Payor Group's defense and settlement costs with respect to a percentage of pending claims depending on several factors, including the period of alleged product use. In order to quantify our estimated share of liability for pending and future respirator liability claims, we engaged, through counsel, the assistance of Hamilton, Rabinovitz & Alschuler, Inc. ("HR&A"), a leading consulting firm in the field of tort liability valuation. The methodology developed by HR&A addresses the complexities surrounding our potential liability by making assumptions about future claimants with respect to periods of asbestos exposure and respirator use. Using those and other assumptions, HR&A estimated the number of future claims that would be filed and the related costs that would be incurred in resolving those claims. On this basis, HR&A then estimated the net present value of the share of these liabilities that reflected our period of direct manufacture and our actual contractual obligations assuming that all other members of the Payor Group meet their obligations. Based on the HR&A estimates, we have recorded on a net present value basis a $13 million reserve ($23 million on an undiscounted basis) to cover our estimated share of liability for pending and future respirator claims.

Our current estimate of the cost of our share of existing and future respirator liability claims is based on facts and circumstances existing at this time. Developments that could affect our estimate include, but are not limited to, (i) significant changes in the number of future claims, (ii) changes in the rate of dismissals without payment of pending silica and non-malignant asbestos claims, (iii) significant changes in the average cost of resolving claims, (iv) significant changes in the legal costs of defending these claims,

(v) changes in the nature of claims received, (vi) changes in the law and procedure applicable to these claims, (vii) the financial viability of members of the Payor Group, (viii) a change in the availability of AO's insurance coverage, (ix) changes in the allocation of costs among the Payor Group and (x) a determination that our interpretation of the contractual obligations on which we have estimated our share of liability is inaccurate. We cannot determine the impact of these potential developments on our current estimate of our share of liability for these existing and future claims. Accordingly, the actual amount of these liabilities for existing and future claims could be different than the reserved amount. Further, if the timing of our actual payments made for respirator claims differs significantly from our estimated payment schedule, and we could no longer reasonably predict the timing of such payments, we could then be required to record the reserve amount on an undiscounted basis on our consolidated balance sheets, causing an immediate impact to earnings.

***Carbon Black Antitrust Litigation***

Cabot was one of several carbon black manufacturer defendants in federal and state class actions initially filed in 2003 alleging that the defendants violated federal and state antitrust laws in connection with the sale of carbon black. As of September 30, 2009, the only pending state action was in Florida, with all of the other federal and state class actions having been previously settled. The parties in the Florida action entered into a settlement agreement, which received final court approval in October 2009. We deny any wrongdoing of any kind in these cases and strongly believe we have good defenses to the claims, but agreed to the settlements to avoid further expense, inconvenience, risk and the distraction of burdensome and protracted litigation.

***Beryllium Claims***

We are a party to several pending actions in connection with our discontinued beryllium operations in Reading, Pennsylvania. We entered the beryllium industry through an acquisition in 1978. We ceased manufacturing beryllium products at one of the acquired facilities in 1979, and the balance of our former beryllium business was sold to NGK Metals, Inc. in 1986. The actions involve claims for personal injury and medical monitoring relating to alleged contact with beryllium in various ways and are pending in the state and federal courts in Pennsylvania and in the state court in California. All of the personal injury and medical monitoring actions filed in the Pennsylvania courts have either been settled or resolved in our favor at the trial court level, although the plaintiffs in some cases have filed appeals. The actions pending in the California state court all involve claims for medical monitoring. We believe that we have valid defenses to all of these beryllium actions and will assert them vigorously in the various venues in which claims have been asserted. In addition, there is a contractual indemnification obligation running from NGK to Cabot in connection with many of these matters.

***AVX Contract Dispute***

In March 2004, AVX Corporation ("AVX") filed an action against us in the United States District Court for the District of Massachusetts. The complaint alleged that we violated the federal antitrust laws in connection with the parties' January 1, 2001 tantalum supply agreement (the "Supply Agreement") by purportedly tying AVX's purchases of Cabot's "flake" tantalum powder to its purchases of Cabot's "nodular" tantalum powder. In February 2009, the court granted Cabot's motion for summary judgment in this matter and dismissed this case against Cabot, which AVX appealed. In addition, in September 2005, AVX filed an action in the Superior Court of Massachusetts for Suffolk County, which was moved to the Business Litigation Section of the Superior Court of Massachusetts in November 2005, alleging that Cabot improperly administered the "most favored customer" provisions of the parties' Supply Agreement for the years 2003 through 2005. Cabot filed counterclaims against AVX asserting that AVX actually underpaid for tantalum products during that period. AVX's damage claim had been limited by the court to approximately $30 million, not including pre-judgment interest. In October 2009, Cabot and AVX entered into an agreement settling both of these matters. We deny any wrongdoing of any kind in these cases and strongly believe we have good defenses to the claims, but agreed to the settlement to avoid further expense, inconvenience, risk and the distraction of burdensome and protracted litigation.

***Other Matters***

We have various other lawsuits, claims and contingent liabilities arising in the ordinary course of our business, including a number of claims asserting premises liability for asbestos exposure, and in respect of our divested businesses. In our opinion, although final disposition of some or all of these other suits and claims may impact our financial statements in a particular period, they should not, in the aggregate, have a material adverse effect on our financial position.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

None.

**Executive Officers of the Registrant**

Set forth below is certain information about Cabot's executive officers. Ages are as of November 28, 2009.

Patrick M. Prevost, age 54, joined Cabot in January 2008 as President and Chief Executive Officer. Mr. Prevost has also been a member of Cabot's Board of Directors since January 2008. Prior to joining Cabot, since October 2005, Mr. Prevost served as President, Performance Chemicals, of BASF AG, an international chemical company. Prior to that, he was responsible for BASF Corporation's Chemicals and Plastics business in North America. Prior to joining BASF in 2003, he held senior management positions at BP Chemicals and Amoco.

Eduardo E. Cordeiro, age 42, is Executive Vice President and Chief Financial Officer. Mr. Cordeiro joined Cabot in 1998 as Manager of Corporate Planning and served in that position until January 2000. Mr. Cordeiro was Director of Finance and Investor Relations from January 2000 to March 2002, Corporate Controller from March 2002 to July 2003, General Manager of the Fumed Metal Oxides Business from July 2003 to January 2005, General Manager of the Supermetals Business from January 2005 to May 2008, and responsible for Corporate Strategy from May 2008 until February 2009, when he became Cabot's Chief Financial Officer. Mr. Cordeiro also co-managed CSMP from November 2004 to May 2008. Mr. Cordeiro was appointed Vice President in March 2003 and Executive Vice President in March 2009.

David A. Miller, age 50, joined Cabot in September 2009 as Executive Vice President, General Manager of Cabot's Core Segment and General Manager of the Americas region. Prior to joining Cabot, Mr. Miller held a variety of management positions in BP, p.l.c.'s chemical business in North America, Europe and Asia. Most recently, Mr. Miller served as President, Aromatics Asia, Europe and Middle East from January 2007 to July 2009, President, Global Purified Terephthalic Acid from October 2005 to January 2007, and Senior Vice President, Olefins and Derivatives China & Asia Operations (Innovene division) from January 2004 to October 2005.

Brian A. Berube, age 47, is Vice President and General Counsel. Mr. Berube joined Cabot in 1994 as an attorney in Cabot's law department and became Deputy General Counsel in June 2001. Mr. Berube was appointed Vice President in March 2002 at which time he was also named Business General Counsel. Mr. Berube has been General Counsel since March 2003.

Sean D. Keohane, age 42, is Vice President and General Manager of the Performance Segment. Mr. Keohane joined Cabot in August 2002 as Global Marketing Director. Mr. Keohane was General Manager of the Performance Products Business from October 2003 until May 2008, when he was named General Manager of the Performance Segment. He was appointed Vice President in March 2005. Before joining Cabot, Mr. Keohane worked for Pratt & Whitney, a division of United Technologies, in a variety of leadership positions.

# PART II

## Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Cabot's common stock is listed for trading (symbol CBT) on the New York Stock Exchange. As of November 19, 2009, there were 1,242 holders of record of Cabot's common stock. The tables below show the high and low sales price for Cabot's common stock for each of the fiscal quarters ended December 31, March 31, June 30, and September 30 and the quarterly cash dividend paid on Cabot's common stock for the past two fiscal years.

### Stock Price and Dividend Data

| | Quarters Ended | | | |
|---|---|---|---|---|
| | December 31 | March 31 | June 30 | September 30 |
| **Fiscal 2009** | | | | |
| Cash dividends per share | $ 0.18 | $ 0.18 | $ 0.18 | $ 0.18 |
| Price range of common stock: | | | | |
| High | $32.00 | $16.66 | $18.42 | $24.67 |
| Low | $13.42 | $ 7.97 | $10.12 | $12.18 |
| **Fiscal 2008** | | | | |
| Cash dividends per share | $ 0.18 | $ 0.18 | $ 0.18 | $ 0.18 |
| Price range of common stock: | | | | |
| High | $40.49 | $33.50 | $33.72 | $33.46 |
| Low | $30.44 | $25.47 | $24.24 | $21.98 |

### Issuer Purchases of Equity Securities

The table below sets forth information regarding Cabot's purchases of its equity securities during the quarter ended September 30, 2009:

| Period | Total Number of Shares Purchased[1] | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1] | Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[1] |
|---|---|---|---|---|
| July 1, 2009—July 31, 2009 | 2,050 | $11.25 | — | 4,311,122 |
| August 1, 2009—August 31, 2009 | 42,301 | $18.98 | — | 4,311,122 |
| September 1, 2009—September 30, 2009 | 57,559 | $13.09 | — | 4,311,122 |
| Total | 101,910 | | — | |

[1] On May 11, 2007, we publicly announced that the Board of Directors authorized us to repurchase five million shares of our common stock on the open market or in privately negotiated transactions. On September 14, 2007, the Board of Directors increased the share repurchase authorization to 10 million shares (the "2007 Authorization"). This authority does not have a set expiration date. We did not repurchase any shares under the 2007 Authorization in the fourth quarter of fiscal 2009.

In addition to the 2007 Authorization, the Board has authorized us to repurchase shares of restricted stock purchased by recipients of long-term incentive awards in 2006, 2007 and 2008 at any date on or after such shares vest to satisfy tax withholding obligations that arise on the vesting of such shares and to satisfy associated loan repayment liabilities. The shares are repurchased from employees at fair market value. During the fourth quarter of fiscal 2009, we repurchased 54,260 shares from employees to satisfy loan repayment liabilities.

From time to time, we also repurchase shares of unvested restricted stock from employees whose employment is terminated before such shares vest. These shares are repurchased pursuant to the terms of our equity incentive plans and are not included in the shares repurchased under the authorizations described above. During the fourth quarter of fiscal 2009, we repurchased 47,650 forfeited shares pursuant to the terms of our equity incentive plans.

## Item 6. *Selected Financial Data*

| | Years Ended September 30 | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Dollars in millions, except per share amounts and ratios) | | | | |
| **Consolidated Net Income (Loss)** | | | | | |
| Net sales and other operating revenues | $2,243 | $3,191 | $2,616 | $2,543 | $2,125 |
| Gross profit | 227 | 484 | 505 | 419 | 433 |
| Selling and administrative expenses | 211 | 246 | 249 | 235 | 240 |
| Research and technical expense | 71 | 74 | 69 | 58 | 59 |
| Goodwill and long-lived asset impairment charge | — | — | — | — | 211 |
| (Loss) income from operations[a] | (55) | 164 | 187 | 126 | (77) |
| Net interest expense and other charges[b] | (47) | (52) | (19) | (29) | (16) |
| (Loss) income from continuing operations | (102) | 112 | 168 | 97 | (93) |
| Benefit (provision) for income taxes[c] | 22 | (14) | (38) | (9) | 45 |
| Equity in net income of affiliated companies | 5 | 8 | 12 | 12 | 12 |
| Minority interest in net income | (2) | (20) | (15) | (12) | (12) |
| Income from operations of discontinued businesses | — | — | 2 | 2 | — |
| Charge from cumulative effect of changes in accounting principles | — | — | — | (2) | — |
| Net (loss) income | $ (77) | $ 86 | $ 129 | $ 88 | $ (48) |
| **Common Share Data** | | | | | |
| Diluted net income (loss): | | | | | |
| (Loss) income from continuing operations | $(1.22) | $ 1.34 | $ 1.87 | $ 1.28 | $(0.84) |
| Discontinued operations: | | | | | |
| (Loss) income from operations of discontinued businesses | (0.01) | — | 0.03 | 0.03 | — |
| (Loss) from cumulative effect of changes in accounting principles | — | — | — | (0.03) | — |
| Net (loss) income | $(1.23) | $ 1.34 | $ 1.90 | $ 1.28 | $(0.84) |
| Dividends | $ 0.72 | $ 0.72 | $ 0.72 | $ 0.64 | $ 0.64 |
| Closing prices | $23.11 | $31.78 | $35.53 | $37.20 | $33.01 |
| Average diluted shares outstanding—millions[d] | 63 | 64 | 68 | 68 | 60 |
| Shares outstanding at year end—millions[e] | 65 | 65 | 65 | 64 | 63 |
| **Consolidated Financial Position** | | | | | |
| Total current assets | $1,200 | $1,408 | $1,275 | $1,255 | $1,246 |
| Net property, plant and equipment | 1,012 | 1,082 | 1,016 | 964 | 834 |
| Other assets | 464 | 368 | 345 | 315 | 294 |
| Total assets | $2,676 | $2,858 | $2,636 | $2,534 | $2,374 |
| Total current liabilities | $ 477 | $ 601 | $ 547 | $ 505 | $ 433 |
| Long-term debt | 623 | 586 | 503 | 459 | 463 |
| Other long-term liabilities and minority interest | 442 | 422 | 392 | 374 | 379 |
| Stockholders' equity | 1,134 | 1,249 | 1,194 | 1,196 | 1,099 |
| Total liabilities and stockholders' equity | $2,676 | $2,858 | $2,636 | $2,534 | $2,374 |
| Working capital | $ 723 | $ 807 | $ 728 | $ 750 | $ 813 |
| **Selected Financial Ratios** | | | | | |
| Income (loss) from continuing operations as a percentage of sales | (4)% | 3% | 6% | 4% | (4)% |
| Return on average stockholders' equity[f] | (6)% | 8% | 11% | 9% | (4)% |
| Net debt to capitalization ratio[g] | 22% | 30% | 25% | 22% | 24% |
| Earnings to fixed charges ratio[h] | NA | 3x | 5x | 4x | NA |

(a) Loss from operations for fiscal 2009 includes charges of $91 million for the Company's restructuring activities, $89 million of which related to the 2009 global restructuring plan, $4 million for executive transition costs, $1 million for the write-down of impaired investments, and $7 million for environmental reserves and legal settlements. Income from operations for fiscal 2008 includes charges of $16 million for the closure of our carbon black facility in Waverly, West Virginia, $6 million for the Company's 2008 global restructuring plan, $4 million for executive transition costs, $3 million for environmental and legal reserves, $2 million related to the closure of a former carbon black facility, and $2 million for debt issuance costs, offset by a gain of $18 million for the sale of land in Altona, Australia and a $2 million reduction in the reserve for respirator claims. Income from operations for fiscal 2007 includes charges of $18 million for legal and environmental reserves and settlements, $12 million for restructuring activities, and $4 million related to the acquisition of in-process research and development technology in the Supermetals Business. Income from operations for fiscal 2006 includes charges of $10 million for global restructuring activities, $11 million of charges related to the closure of our Altona, Australia facility, $3 million for cost reduction initiatives and a $27 million payment in connection with a new tantalum ore agreement. Loss from operations for fiscal 2005 includes charges of $16 million for restructurings and $15 million of charges for cost reduction initiatives in the Supermetals Business.

(b) Net interest expense and other charges for fiscal 2009 include foreign currency losses of approximately $17 million. Net interest expense and other charges for fiscal 2008 include foreign currency losses of approximately $5 million. Net interest expense and other charges for fiscal 2007 include foreign currency gains of approximately $8 million. Net interest expense and other charges for fiscal 2006 include an $8 million charge related to a foreign currency translation adjustment write-off due to the substantial liquidation of our Altona, Australia entity. Net interest expense and other charges for fiscal 2005 include $2 million of insurance recoveries and $2 million of income related to foreign currency translation adjustments.

(c) The Company's tax rate for fiscal 2009 was a benefit of 22%, which includes $12 million of net tax benefits resulting from settlements of various tax audits and tax credits during the year. The Company's tax rate for fiscal 2008 was a provision of 13%, which includes approximately $11 million of net tax benefits resulting from settlements of various tax audits and tax credits during the year. The Company's tax rate for fiscal 2007 was a provision of 23%, which includes $3 million in tax benefits resulting from the settlement of various tax audits during the year. The Company's tax rate for fiscal 2006 was a provision of 9%, which includes $18 million in tax benefits from the settlement of various tax audits during the year. The Company's tax rate for fiscal 2005 was a benefit of 48%, which includes the effect of a $23 million tax settlement benefit.

(d) The weighted average common shares outstanding for fiscal 2009 excludes approximately 2 million shares as those shares would have had an antidilutive effect due to the Company's net loss position. The weighted average common shares outstanding for fiscal 2005 excludes approximately 8 million shares as those shares would have had an antidilutive effect due to the Company's net loss position.

(e) The shares outstanding as of September 30, 2007 reflect the issuance in July 2007 of approximately 4.7 million shares of common stock upon the conversion of all of our then outstanding shares of Series B ESOP Convertible Preferred Stock and the repurchase of approximately 4.6 million shares of common stock during fiscal 2007.

(f) Return on average stockholders' equity is calculated using net income excluding minority interest expense divided by the average stockholders' equity plus minority interest.

(g) Net debt to capitalization is calculated by dividing total debt (the sum of short-term and long-term debt less cash and short-term marketable securities) by the sum of total stockholder's equity plus minority interest.

(h) Earnings to fixed charges is calculated as follows: the sum of (i) earnings, defined as (loss) income from continuing operations plus dividends received from equity affiliates and (ii) fixed charges, defined as the sum of interest on indebtedness, implied interest on rental payments, and preferred stock dividends, divided by fixed charges. For fiscal 2009 and 2005 the earnings to fixed charges ratio is negative because of the losses in those years. The dollar amount of the deficiency is $102 million and $93 million for fiscal 2009 and 2005, respectively.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. We consider an accounting estimate to be critical to the financial statements if i) the estimate is complex in nature or requires a high degree of judgment and ii) different estimates and assumptions were used, the result could have a material impact on the consolidated financial statements. On an ongoing basis, we evaluate our policies and estimates. We base our estimates on historical experience, current conditions and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The estimates that we believe are critical to the preparation of the Consolidated Financial Statements are presented below.

#### *Revenue Recognition and Accounts Receivable*

We recognize revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. We generally are able to ensure that products meet customer specifications prior to shipment. If we are unable to determine that the product has met the specified objective criteria prior to shipment, the revenue is deferred until product acceptance has occurred.

Shipping and handling charges related to sales transactions are recorded as sales revenue when billed to customers or included in the sales price. Shipping and handling costs are included in cost of sales.

The following table summarizes the percentages of total net sales and other operating revenues recognized in each of our reportable segments. Other operating revenues, which represent less than two percent of total revenues, are primarily royalties for licensed technology:

| | Years ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Core Segment | | | |
| Rubber Blacks Business | 59% | 60% | 55% |
| Supermetals Business | 6% | 6% | 9% |
| Performance Segment | 29% | 30% | 32% |
| New Business Segment | 3% | 2% | 2% |
| Specialty Fluids Segment | 3% | 2% | 2% |

As indicated above, we derive a substantial majority of revenues from the sale of products in our Core and Performance Segments. Revenue from these products is typically recognized when the product is shipped and title and risk of loss have passed to the customer. We offer certain customers cash discounts and volume rebates as sales incentives. The discounts and volume rebates are recorded as a reduction in sales at the time revenue is recognized and are estimated based on historical experience and contractual obligations. We periodically review the assumptions underlying the estimates of discounts and volume rebates and adjust revenues accordingly. Certain Rubber Blacks Business and Performance Segment customer contracts contain price protection clauses that provide for the potential reduction in past or future sales prices under specific circumstances. We analyze these contract provisions to determine if an obligation related to these clauses exists and record revenue net of any estimated protection commitments.

The majority of the revenue in the Specialty Fluids Segment arises from the rental of cesium formate. This revenue is recognized throughout the rental period based on the contracted rental terms. Customers are also billed and revenue is recognized, typically at the end of the job, for cesium formate product that is not returned.

We maintain allowances for doubtful accounts based on an assessment of the collectibility of specific customer accounts, the aging of accounts receivable and other economic information on both an historical and prospective basis. Customer account balances are charged against the allowance when it is probable the receivable will not be recovered. Changes in the allowance during fiscal 2009 and 2008 were not material. There is no off-balance sheet credit exposure related to customer receivable balances.

***Inventory Valuation***

The cost of most raw materials, work in process and finished goods inventories in the U.S. is determined by the last-in, first-out ("LIFO") method. Total U.S. inventories utilizing this cost flow assumption were $64 million and $75 million at September 30, 2009 and 2008, respectively. These inventories represent 18% and 14% of total worldwide inventories at the respective year-ends. Had we used the first-in, first-out ("FIFO") method instead of the LIFO method for such inventories, the value of those inventories would have been $119 million and $140 million higher as of September 30, 2009 and September 30, 2008, respectively. The cost of other U.S. and all non-U.S. inventories is determined using the average cost method or the FIFO method. In periods of rapidly rising or declining raw material costs, the inventory method we employ can have a significant impact on our profitability. Under our current LIFO method, when raw material costs are rising, our most recent higher priced purchases are the first to be charged to cost of sales. If, however, we were using a FIFO method, our purchases from 60 days earlier, which were at lower prices, would instead be the first charged to cost of sales. The opposite result could occur during a period of rapid decline in raw material costs.

At certain times, we may decrease inventory levels to the point where layers of inventory recorded under the LIFO method that were purchased in preceding years are liquidated. The inventory in these layers may be valued at an amount that is different than our current costs. If there is a liquidation of an inventory layer, there may be an impact to our cost of sales and net income for that period. If the liquidated inventory is at a cost lower than our current cost, there would be a reduction in our cost of sales and an increase to our net income during the period. Conversely, if the liquidated inventory is at a cost higher than our current cost, there will be an increase in our cost of sales and a reduction to our net income during the period.

During fiscal 2009, 2008 and 2007, inventory quantities were reduced at our U.S. Supermetals site. Additionally, during fiscal 2009 and 2008 inventory quantities were reduced at our U.S. Rubber Blacks and Performance Products sites, leading to liquidations of LIFO inventory quantities. These LIFO layer liquidations resulted in a decrease of cost of goods sold of $6 million, $14 million and $4 million and an increase in net income of $4 million ($0.07 per diluted common share), $9 million ($0.14 per diluted common share) and $3 million ($0.04 per diluted common share) for fiscal 2009, 2008 and 2007, respectively.

We review inventory for both potential obsolescence and potential loss of value periodically. In this review, we make assumptions about the future demand for and market value of the inventory and based on these assumptions estimate the amount of any obsolete, unmarketable or slow moving inventory. We write down our inventories if they are considered to be obsolete or unsaleable by an amount equal to the difference between the cost of inventory and the estimated market value. In cases where inventories are still saleable but the market value is below cost, the inventory is adjusted to its market value. Historically, such write-downs have not been significant. If actual market conditions are less favorable than those projected by management at the time of the assessment, however, additional inventory write-downs may be required, which could reduce our gross profit and our earnings.

***Stock-based Compensation***

We issue restricted stock and stock options under our equity compensation plans. The fair value of restricted stock is based on intrinsic value at the grant date and is recognized as expense over the service period, which generally represents the vesting period. There are no significant estimates involved in recording compensation costs under the intrinsic value method with the exception of estimates we make around the probability of forfeitures. Changes in the forfeiture assumptions could impact our earnings but would not impact our cash flows.

We use the Black-Scholes option pricing model to calculate the fair value of stock options issued under our equity compensation plans. In determining the fair value of stock options, we make a variety of assumptions and estimates, including discount rates, forfeiture rates, volatility measures, expected dividends and expected option lives. Changes to such assumptions and estimates can result in different fair values and could therefore impact our earnings. Such changes would not impact our cash flows.

***Goodwill and Other Intangible Assets***

We perform an impairment test for goodwill at least annually and when events or changes in business circumstances indicate that the carrying value may not be recoverable. To test whether an impairment exists, the fair value of the applicable reporting unit is estimated based on discounted future cash flows. The calculation of fair value is sensitive to both the estimated future cash flows and the discount rate applied to those cash flows. The assumptions used to estimate the discounted cash flows are based on management's best estimates about selling prices, production and sales volumes, costs, future growth rates, capital expenditures and market conditions over an estimate of the remaining operating period at the reporting unit. The discount rate is based on the weighted average cost of capital that is determined by evaluating the risk-free rate of return, cost of debt and expected equity premiums. If an impairment exists, a loss to write down the value of goodwill to its implied fair value is recorded. While this would have no direct impact on our cash flows, it would reduce our earnings. No impairments were recorded in fiscal 2009, 2008 or 2007.

***Valuation of Long-Lived Assets***

Our long-lived assets primarily include property, plant, equipment, long-term investments and assets held for rent. We review the carrying values of long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances would include, but are not limited to, a significant decrease in the market price of the long-lived asset, a significant adverse change in the way the asset is being used, a decline in the physical condition of the asset or a history of operating or cash flow losses associated with the use of the asset.

We make various estimates and assumptions when analyzing whether there is an impairment of our long-lived assets, excluding goodwill and long-term investments. These estimates and assumptions include determining which cash flows are directly related to the potentially impaired asset, the useful life of the asset over which the cash flows will occur, their amounts and the asset's residual value, if any. An asset impairment exists when the carrying value of the asset is not recoverable based on the undiscounted estimated cash flows expected from the asset. The impairment loss is determined by the excess of the asset's carrying value over its fair value. Our estimated future cash flows reflect management's assumptions about selling prices, production and sales volume, costs, and market conditions over an estimate of the remaining useful life of the asset. While an impairment charge would have no direct impact on our cash flows, it would reduce our earnings.

The fair values of long-term investments are dependent on the financial performance of the entities in which we invest and the external factors inherent in the markets in which these entities operate. We consider these factors as well as the forecasted financial performance of the investment entities when assessing the potential impairment of these investments.

***Financial Instruments***

Our financial instruments consist primarily of cash and cash equivalents, short-term and long-term debt, and derivative instruments. The carrying values of our financial instruments approximate fair value with the exception of certain long-term debt that has not been designated with a fair value hedge. This portion of long-term debt is recorded at face value. The fair values of our derivative instruments are based on quoted market prices. We use derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates and foreign currency exchange rates, which exist as part of our on-going business operations. We do not enter into contracts for speculative purposes, nor do we hold or issue any financial instruments for trading purposes.

All derivatives are recognized on the consolidated balance sheets at fair value. The changes in the fair value of derivatives are recorded in either earnings or other comprehensive income, depending on whether or not the instrument is designated as part of a hedge transaction and, if designated as part of a hedge transaction, the type of hedge transaction. The gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings immediately.

In accordance with our risk management strategy, we may enter into certain derivative instruments that may not be designated as hedges for hedge accounting purposes. Although these derivatives are not designated as hedges, we believe that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. We record directly to earnings the gains or losses from changes in the fair value of derivative instruments that are not designated as hedges.

In the recent past, the ability of financial counterparties to perform under these financial instruments has become less certain. We attempt to take into account the financial viability of counterparties in both valuing the instruments and determining their effectiveness as hedging instruments. If a counterparty was unable to perform, our ability to qualify for hedge accounting for certain transactions would be compromised and the realizable value of these financial instruments would be uncertain. As a result, our results of operations and cash flows could be impacted.

We carry a variety of different cash and cash equivalents on our consolidated balance sheets. We continually assess the liquidity of cash and cash equivalents and as of September 30, 2009, we have determined that they are readily convertible to cash.

***Pensions and Other Postretirement Benefits***

We maintain both defined benefit and defined contribution plans for our employees. In addition, we provide certain postretirement health care and life insurance benefits for our retired employees. Plan obligations and annual expense calculations are based on a number of key assumptions. The assumptions, which are specific for each of our U.S. and foreign plans, are related to both the assets we hold to fund our plans (where applicable) and the characteristics of the benefits that will ultimately be provided to our employees. The most significant assumptions relative to our plan assets include the anticipated rates of return on these assets. Assumptions relative to our pension obligations are more varied; they include estimated discount rates, rates of compensation increases for employees, mortality, employee turnover and other related demographic data. Projected health care and life insurance obligations also rely on the above mentioned demographic assumptions and assumptions surrounding health care cost trends.

We compute our recorded obligations globally in accordance with U.S. generally accepted accounting principles. Under such principles, if actual results differ from what is projected, the differences are generally accumulated and amortized over future periods and could therefore affect the recognized expense and recorded obligation in such future periods. However, cash flow requirements may be different from the amounts of expense that are recorded in the consolidated financial statements. In fiscal 2009, restructuring activities resulted in certain pension plan curtailments and settlements, which tend to accelerate the recognition of the deferred gains and losses.

***Self-Insurance Reserves***

We are partially self-insured for certain third-party liability, workers' compensation and employee medical benefits in the United States. The third-party and workers' compensation liabilities are managed through a wholly-owned insurance captive and the related liabilities are included in the consolidated financial statements. The employee medical obligations are managed by a third-party provider and the related liabilities are included in the consolidated financial statements. To limit our potential liabilities for these risks, however, we purchase insurance from third-parties that provides individual and aggregate stop loss protection. The aggregate self-insured liability for combined workers' compensation and third-party liabilities in the United States in fiscal 2009 is $5 million, and the retention for medical costs in the United States is at most $200,000 per person per annum. We have accrued amounts equal to the actuarially determined future liabilities. We determine the actuarial assumptions in collaboration with third-party actuaries, based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs and changes in actual experience could cause these estimates to change and impact our earnings and cash flows.

***Asset Retirement Obligations***

We account for asset retirement obligations by estimating incremental costs for special handling, removal and disposal costs of materials that may or will give rise to conditional asset retirement obligations ("AROs") and then discount the expected costs back to the current year using a credit adjusted risk-free rate. ARO liabilities and costs are recognized when the timing and/or settlement can be reasonably estimated. If it is unclear when, or if, an ARO will be triggered, we use probability weightings for possible timing scenarios to determine the amounts that should be recognized in our financial statements.

The estimation of AROs is subject to a number of inherent uncertainties including: (a) the timing of when any ARO may be incurred, (b) the ability to accurately identify and reasonably estimate the costs of all materials that may require special handling or treatment, (c) the ability to assess the relative probability of different scenarios that could give rise to an ARO, and (d) other factors outside our control, including changes in regulations, costs and interest rates.

AROs have not been recognized for certain of our facilities because either the present value of the obligation cannot be reasonably estimated due to an indeterminable facility life or we do not have a legal obligation associated with the retirement of those facilities. In most circumstances where AROs have been recorded, the anticipated cash outflows will likely take place far into the future. Accordingly, actual costs and the timing of such costs may vary significantly from our estimates, which may, in turn, impact our earnings. In general, however, when such estimates change, the impact is spread over future years and thus the impact on any individual year is unlikely to be material.

***Litigation and Contingencies***

We are involved in litigation in the ordinary course of business, including personal injury and environmental litigation. After consultation with counsel, as appropriate, we accrue a liability for litigation when it is probable that a liability has been incurred and the amount can be reasonably estimated. The estimated reserves are recorded based on our best estimate of the liability associated with such matters or the low end of the estimated range of liability if we are unable to identify a better estimate within that range. Our best estimate is determined through the evaluation of various information, including claims, settlement offers, demands by government agencies, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute, and our prior experience. Litigation is highly uncertain and there is always the possibility of an unusual result in any particular case that may reduce our earnings and cash flows.

The most significant reserves that we have established are for environmental remediation and respirator litigation claims. The amount accrued for environmental matters reflects our assumptions about remediation requirements at the contaminated sites, the nature of the remedies, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. A portion of the reserve for environmental matters is recognized on a discounted basis, which requires the use of estimated discount rates and estimates of future cash flows associated with the liability. These liabilities can be affected by the availability of new information, changes in the assumptions on which the accruals are based, unanticipated government enforcement action or changes in applicable government laws and regulations, which could result in higher or lower costs.

Our current estimate of the cost of our share of existing and future respirator liability claims is based on facts and circumstances existing at this time. Developments that could affect our estimate include, but are not limited to, (i) significant changes in the number of future claims, (ii) changes in the rate of dismissals without payment of pending silica and non-malignant asbestos claims, (iii) significant changes in the average cost of resolving claims, (iv) significant changes in the legal costs of defending these claims, (v) changes in the nature of claims received, (vi) changes in the law and procedure applicable to these claims, (vii) the financial viability of other parties that contribute to the settlement of respirator claims, (viii) a change in the availability of American Optical's insurance coverage, (ix) changes in the allocation of costs among other parties that contribute to the settlement of respirator claims and (x) a determination that our interpretation of the contractual obligations on which we have estimated our share of liability is inaccurate. We cannot determine the impact of these potential developments on our current estimate of our share of liability for these existing and future claims. Accordingly, the actual amount of these liabilities for existing and future claims could be different than the reserved amount. Further, if the timing of our actual payments made for respirator claims differs significantly from our estimated payment schedule, and we could no longer reasonably predict the timing of such payments, we could then be required to record the reserve amount on an undiscounted basis on our consolidated balance sheets, causing an immediate impact to earnings.

***Income Taxes***

Our business operations are global in nature, and we are subject to taxes in numerous jurisdictions. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change based on the political and economic climate in those countries. We file our tax returns in accordance with our interpretations of each jurisdiction's tax laws.

Significant judgment is required in determining our worldwide provision for income taxes and recording the related tax assets and liabilities. In the ordinary course of our business, there are operational decisions, transactions, facts and circumstances, and calculations which make the ultimate tax determination uncertain. Furthermore, our tax positions are periodically subject to challenge by taxing authorities throughout the world. We have recorded reserves for taxes and associated interest and penalties that may become payable in future years as a result of audits by tax authorities. Certain of these reserves are for uncertain income tax positions taken on income tax returns.

We record obligations for uncertain tax positions based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, the full amount of the uncertain tax position is recorded as a liability. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts, but does not consider the time value of money. We also accrue for interest and penalties on these uncertain tax positions and include such charges in the income tax provision in the consolidated statements of operations.

Additionally, we have established valuation allowances against a variety of deferred tax assets, including net operating loss carry-forwards, foreign tax credits, and other income tax credits. Valuation allowances take into consideration our ability to use these deferred tax assets and reduce the value of such items to the amount that is deemed more likely than not to be recoverable. Our ability to utilize these deferred tax assets is dependent on achieving our forecast of future taxable operating income over an extended period of time. We review our forecast in relation to actual results and expected trends on a quarterly basis. Failure to achieve our operating income targets may change our assessment regarding the recoverability of our net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of our net deferred tax assets. An increase in a valuation allowance would result in additional income tax expense and lower stockholders' equity, and could have a significant impact on our earnings in future periods. The release of valuation allowances in periods when these tax attributes become realizable would reduce our effective tax rate.

***Highly Inflationary Environments***

We monitor the currencies of countries in which we operate in order to determine if the country should be considered a highly inflationary environment. If and when a currency is determined to be highly inflationary (cumulative inflation of approximately 100 percent or more over a 3-year period), the functional currency of the affected operation would be changed to our reporting currency, the U.S. dollar. This change in functional currency to the U.S. Dollar would result in (i) a one time remeasurement of our net monetary assets and liabilities, directly impacting our statement of operations, and (ii) foreign exchange gains or losses being recognized on all transactions and monetary assets and liabilities denominated in currencies other than the U.S. Dollar. As of September 30, 2009, Venezuela is on our watch list and we expect the Bolivar will trigger highly inflationary accounting during fiscal 2010.

***Restructuring Activities***

Our consolidated financial statements detail specific charges relating to restructuring activities as well as the actual spending that has occurred against the restructuring accruals. Our restructuring charges are estimates based on our preliminary assessments of numerous factors, including (i) severance benefits to be granted to employees which are based on known benefit formulas and identified job grades, (ii) the timeframe and costs to vacate certain facilities and (iii) asset impairments. Because these accruals are estimates, they are subject to change as a result of deviations from initial restructuring plans or subsequent information that may come to our attention. These deviations may lead to changes in estimates, which would then be reflected in our consolidated financial statements.

***Significant Accounting Policies***

We have other significant accounting policies that are discussed in Note A of the Notes to our Consolidated Financial Statements and in Item 8 below. Certain of these policies include the use of estimates, but do not meet the definition of critical because they generally do not require estimates or judgments that are as difficult or subjective to measure. However, these policies are important to an understanding of the consolidated financial statements.

**Newly Issued Accounting Pronouncements Not Yet Adopted**

In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on business combinations that will become effective for all business combinations completed by us on or after October 1, 2009. The guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. It also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations.

In December 2007, the FASB issued authoritative guidance that changes the accounting and reporting for non-controlling interests that will become effective for us beginning October 1, 2009. The guidance establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in the parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Adoption of the guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for us beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. We are evaluating the impact of this guidance on our consolidated financial statements.

**Results of Operations**

***Definition of Terms***

The following discussion of results includes information about our reportable segment sales and segment (or business) operating profit (loss) before tax ("PBT"). Segment PBT is a non-GAAP financial measure and is not intended to replace income (loss) from operations before taxes, the most directly comparable GAAP financial measure. In calculating segment PBT we exclude certain items, meaning items that are significant and unusual or infrequent, as these amounts are not believed to reflect our true underlying business performance. In addition, in calculating segment PBT we include equity in net income of affiliated companies, royalties paid by equity affiliates and minority interest but exclude interest expense, foreign currency transaction gains and losses, interest income, dividend income and unallocated corporate costs. Our Chief Operating Decision-Maker uses segment PBT to evaluate changes in the operating results of each segment and to allocate resources to the segments. We believe that this non-GAAP measure also assists our investors in evaluating the changes in our results and performance. A reconciliation of segment PBT to income (loss) from operations is set forth within this section.

When discussing our business activities we use several terms. The term "operating expenses" means fixed costs, including both fixed manufacturing costs, which includes utilities, and selling, technical and administrative expenses. The term "product mix" refers to the various types and grades, or mix, of products sold in a particular Business or Segment during the period, and the positive or negative impact of that mix on the revenue or profitability of the Business or Segment. The term "LIFO benefit" or "LIFO impact" includes two factors: (i) the impact of current inventory costs being recognized immediately in cost of goods sold ("COGS") under a last-in first-out method, compared to the older costs that would have been included in COGS under a first-in first-out method ("COGS impact"); and (ii) the impact of reductions in inventory quantities, causing historical inventory costs to flow through COGS ("liquidation impact"). The term "contract lag" refers to the time lag of the price adjustments in certain of our rubber blacks supply contracts to account for changes in feedstock costs and, in some cases, changes in other relevant costs. The term "unallocated corporate costs" refers to costs that are not controlled by the segments which primarily benefit corporate interests.

Cabot is organized into four business segments: the Core Segment, which is further disaggregated for financial reporting purposes into the Rubber Blacks and the Supermetals Businesses, the Performance Segment, the New Business Segment and the Specialty Fluids Segment. Cabot is also organized for operational purposes into three geographic regions: the Americas, which includes North and South America; Europe, Middle East and Africa; and Asia Pacific, including China. Discussions of all periods reflect these structures.

Our analysis of financial condition and operating results should be read with our Consolidated Financial Statements and accompanying notes. Unless a calendar year is specified, all references to years in this discussion are to our fiscal years ended September 30.

***Drivers of Demand and Key Factors Affecting Profitability***

Drivers of demand and key factors affecting our profitability differ by Segment. In our Core Segment, demand in the Rubber Blacks Business is influenced on a long term basis primarily by the number of tires produced resulting from vehicle miles driven and automotive builds. Over the past several years, the Rubber

Blacks Business' results have been driven by increases or decreases in sales volumes, changes in raw material costs, our ability to obtain sales price increases for our products commensurate with increases in raw material costs, global and regional capacity utilization, fixed cost savings achieved through restructuring and other cost saving activities, our growth in emerging markets, capacity management and technology investment, including the impact of energy utilization technology at our manufacturing facilities. Historically, the timing of sales price increases has been influenced by the time lag of pricing adjustments in our annual and long term supply contracts that contain feedstock related pricing formulas. Since 2008, we have been actively renegotiating these contracts in an attempt to reduce this time delay and during 2009 substantially reduced the percentage of volume subject to this time lag. In the Supermetals Business, longer term demand for tantalum is largely driven by the number of electronic devices produced using tantalum capacitors versus competing materials. Over the past several years capacitors have been made using higher efficiency powders that require a lower volume of tantalum powder to achieve the same capacitance, thus reducing overall demand. Profitability in recent years has largely been determined by volume changes associated with fluctuations in the electronics market, our cost of ore, our ability to implement cost reduction initiatives, a highly competitive market environment and our ability to increase prices to stabilize margins.

In our Performance Segment, longer term demand is driven primarily by the construction and infrastructure, automotive, electronics and consumer products industries. In recent years, results in the Performance Segment have been driven by growth in emerging markets, delivering differentiated products that drive enhanced performance in customers' applications, our ability to obtain value pricing for this differentiation, changes in raw material and energy costs and our ability to obtain sales price increases for our products commensurate with increases in these costs.

In our New Business Segment drivers of demand are specific to the various businesses. In the Inkjet Colorants Business, demand has been driven by a relative increase of printer platforms using our pigments at both new and existing customers and the broader adoption of inkjet technology in office and commercial printing applications. Demand in our Aerogel Business has been driven by an increasing number of projects using our products in the oil and gas and daylighting markets. In recent years, demand in Superior MicroPowders has been driven principally by the number of security taggant applications incorporating our unique and proprietary particles. Results in the New Business Segment have been influenced by our ability to improve the pace of revenue generation in the Segment, by choosing the highest value opportunities and working with lead users in the appropriate markets, and by ensuring that the overall cost platform of the Segment is sized appropriately for the opportunities.

In our Specialty Fluids Segment, demand for cesium formate is primarily driven by the level of drilling of high pressure oil and gas wells and by the petroleum industry's acceptance of our product as a drilling and completion fluid for this application. Results in the Specialty Fluids Segment have been driven by the size and type of jobs, the mix of rental versus sale revenue and our ability to expand the use of our fluids into regions outside of the North Sea.

### *Results for Fiscal 2009*

During fiscal 2009, profitability decreased compared to fiscal 2008. The decrease was principally caused by lower volumes from weak demand and destocking in the tire, automotive, construction and electronics markets due to the global economic slowdown and credit crisis. Lower sales volumes resulted in excess levels of inventory in our Rubber Blacks and Performance Products Businesses. These inventories were not sold until later in the year when finished product prices had been adjusted downward due to falling raw material costs. The resulting unit margin compression reduced profitability. These factors were partially offset by contract lag and LIFO benefits from lower carbon black feedstock costs and lower operating expenses from restructuring and cost saving actions implemented during fiscal 2009. We substantially improved the performance of our New Business Segment during the year, increasing revenue, profitability and cash flow. Our cash and liquidity position remained solid during fiscal 2009 as we significantly reduced working capital. In September 2009 we raised $300 million in long term public debt. A portion of the net proceeds was used to pay down borrowings under our revolving credit facility, and the remainder will be used for general corporate purposes.

During the second half of fiscal 2009 we experienced sequential improvement in volumes and operating results. The improvement was driven by a trend of increasing demand in our key end markets. Volume increases were particularly strong in emerging markets. Additionally, the unfavorable impact of older higher cost inventories on our results was significantly less in the second half of fiscal 2009 than it was in the first half.

***Outlook for Fiscal 2010***

Although the improvement in volume we experienced from increasing demand in our key end markets during the second half of fiscal 2009 was positive, we remain cautiously optimistic about the speed of a full volume recovery to fiscal 2008 levels given the broader economic environment. The actions we have taken during fiscal 2009, including our restructuring program, and investments in emerging market capacity and energy recovery technology, position us well to benefit from a continued recovery. We anticipate building on the progress we made in the New Business Segment during fiscal 2009 with opportunities for additional revenue growth. Given our success over the past several years in the Specialty Fluids Segment at expanding the use of our fluids outside of the North Sea, we are optimistic about our ability to continue this trend in fiscal 2010.

***Fiscal 2009 compared to Fiscal 2008 and Fiscal 2008 compared to Fiscal 2007—Consolidated***

*Net Sales and Gross Profit*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Net Sales | $2,243 | $3,191 | $2,616 |
| Gross Profit | $ 227 | $ 484 | $ 505 |

The $948 million decrease in sales in fiscal 2009, when compared to fiscal 2008, was primarily due to lower volumes ($757 million) from weaker demand in our key end markets resulting from the global economic downturn, lower prices ($119 million) driven by lower carbon black raw material costs and the unfavorable effect of foreign currency translation ($87 million). The $575 million increase in sales in fiscal 2008, when compared to fiscal 2007, was primarily due to higher prices ($354 million) and the benefit of foreign currency translation ($215 million). These positive factors were partially offset by slightly lower volumes ($12 million), principally associated with the expiration in fiscal 2007 of a fixed price, fixed volume contract in the Supermetals Business that resulted in an unfavorable comparison for fiscal 2008.

Our gross profit was 10% of net sales in fiscal 2009, compared to 15% in fiscal 2008 and 19% in fiscal 2007. Gross profit decreased by $257 million in fiscal 2009 when compared to fiscal 2008 principally due to lower volumes from weaker demand in our end markets, charges recorded as cost of sales during fiscal 2009 principally related to restructuring expenses and the unfavorable impact of older, high cost inventories in our carbon black related businesses. These factors were partially offset by contract lag and LIFO benefits resulting from lower carbon black feedstock costs, reduced operating expenses from the implementation of restructuring and cost saving actions and improved performance in our New Business Segment.

Gross profit decreased by $21 million in fiscal 2008 relative to fiscal 2007 as increases in raw material costs outpaced sales price increases. This was partially offset by lower restructuring related charges recorded as cost of sales in fiscal 2008 when compared to fiscal 2007.

*Selling and Administrative Expenses*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Selling and Administrative Expenses | $211 | $246 | $249 |

Selling and administrative expenses decreased by $35 million in fiscal 2009 when compared to fiscal 2008. The decrease is principally due to restructuring and cost saving actions implemented during fiscal 2009, partially offset by restructuring related charges. Selling and administrative expenses decreased by $3 million in fiscal 2008 when compared to fiscal 2007. Charges related to the fiscal 2007 settlement of the federal carbon black antitrust litigation did not reoccur in fiscal 2008, leading to a favorable comparison. This was partially offset by unfavorable foreign currency translation on our expenses in fiscal 2008.

*Research and Technical Expenses*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Research and Technical Expenses | $71 | $74 | $69 |

In fiscal 2009, research and technical expenses decreased by $3 million when compared to fiscal 2008. The lower expenses were principally associated with cost reduction efforts and a greater focus on the efficiency of our new business development activities. Research and technical expenses increased by $5 million in fiscal 2008 when compared to fiscal 2007, primarily due to increased spending in the Performance Segment for the continued development of differentiated products.

*Interest and Dividend Income*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Interest and Dividend Income | $3 | $4 | $10 |

Interest and dividend income decreased by $1 million in fiscal 2009 when compared to fiscal 2008 due to lower interest rates in fiscal 2009. Interest and dividend income decreased by $6 million in fiscal 2008 when compared to fiscal 2007 due principally to lower cash balances in fiscal 2008 available for interest earning investments.

*Interest Expense*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Interest Expense | $30 | $38 | $34 |

Interest expense decreased by $8 million in fiscal 2009 when compared to fiscal 2008. The decrease was due to a lower level of borrowing, as we materially reduced our debt during most of fiscal 2009, and the benefit of lower interest rates associated with our floating rate debt. Interest expense increased by $4 million in fiscal 2008 when compared to fiscal 2007. The increase was due principally to increases in debt levels.

*Other (Charges) Income*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Other (Charges) Income | $(20) | $(18) | $5 |

Other charges in fiscal 2009 increased by $2 million when compared to fiscal 2008. The increase is primarily attributable to an increased unfavorable impact from foreign currency transactions ($12 million), including from the write-down in value of Bolivars that had accumulated over several years in Venezuela to a parallel exchange rate ($6 million). These factors were partially offset by a reduced impact of fair market value currency hedges ($7 million) and a lower impact of certain items recorded as other charges in our statement of operations ($2 million). When comparing other charges of $18 million in fiscal 2008 to other income of $5 million in fiscal 2007, the difference was principally attributable to foreign currency transaction gains or losses in the comparative periods driven by fluctuations in foreign currencies against the U.S. dollar.

*Benefit (Provision) for Income Taxes*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Benefit (Provision) for Income Taxes | $22 | $(14) | $(38) |
| Tax Rate on Income from Continuing Operations | 22% | 13% | 23% |

The benefit for income taxes was $22 million for fiscal 2009, resulting in an overall 22% tax rate. We recorded benefits of approximately $9 million (9%) in the current year related to the settlement of various tax audits, $2 million (2%) for the renewal of the U.S. research and experimentation credit, and $1 million (1%) for reinvestment credits earned. Excluding settlement and credit benefits, our tax rate would have been approximately 10% for fiscal 2009 primarily due to our geographic earnings mix.

The provision for income taxes was $14 million for fiscal 2008, resulting in an overall 13% tax rate on income from continuing operations. Our tax rate varies from the U.S. statutory rate of 35% for a variety of reasons. Specifically, our global tax structure provided us with a benefit of approximately $11 million (10%) from the U.S. statutory rate owing primarily to the recognition of income in jurisdictions with lower effective tax rates. We also recorded benefits of $8 million (7%) in fiscal 2008 related to the settlement of various tax audits, $3 million (3%) for reinvestment tax credits earned and $4 million (4%) for the utilization of a previously unrecognized capital loss carryforward, partially offset by a $2 million (2%) charge from miscellaneous adjustments. Excluding settlement and credit benefits, our tax rate would have been approximately 23% for fiscal 2008.

The provision for income taxes was $38 million for fiscal 2007, resulting in an overall 23% tax rate on income from continuing operations. Our global tax structure provided us with a benefit of approximately $16 million (10%) from the U.S. statutory rate owing primarily to the recognition of income in jurisdictions with lower effective tax rates. In addition, we recorded benefits of approximately $4 million (2%) for research and experimentation credits and $3 million (2%) from various audit settlements, partially offset by a $2 million (1%) charge from miscellaneous adjustments. Excluding the $3 million in settlement tax benefits, our tax rate would have been approximately 25% for fiscal 2007.

Our anticipated tax rate for fiscal 2010 is between 25% and 28%, absent tax settlements and other changes in tax estimates. The IRS is currently examining our 2005 and 2006 tax years. In addition, certain Cabot subsidiaries are under audit in a number of jurisdictions outside of the U.S. It is possible that some of these audits will be resolved in fiscal 2010. We have filed our tax returns in accordance with the tax laws in each jurisdiction and maintain tax reserves for differences between tax expense as finally determined and estimated tax expense for exposures that can be reasonably estimated.

*Equity in Net Income of Affiliates and Minority Interest in Net Income, net of tax*

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Equity in net income of affiliates | $ 5 | $ 8 | $ 12 |
| Minority interest in net income, net of tax | (2) | (20) | (15) |

Equity in net income of affiliates decreased by $3 million in fiscal 2009 when compared to fiscal 2008 due to the impact of the global economic downturn, primarily on our affiliate in Mexico. Equity in net income of affiliates decreased by $4 million in fiscal 2008 when compared to fiscal 2007 due to a $3 million decrease in our share of earnings from our affiliates in Venezuela and Mexico and a $1 million decrease from the April 1, 2008 consolidation of results of our equity affiliate in Malaysia.

Minority interest in net income, net of tax, is the means by which the minority shareholders' portion of the income or loss in our consolidated joint ventures is removed from our consolidated statement of operations. In fiscal 2009 losses in our consolidated joint ventures in Malaysia and Indonesia offset earnings in our other consolidated joint ventures. Additionally, the earnings of our profitable ventures, particularly in China were significantly lower than in fiscal 2008 explaining the $18 million reduction in minority interest. The increase in minority interest in net income, net of tax, of $5 million in fiscal 2008 when compared to fiscal 2007 was primarily due to increased earnings from our joint ventures in China.

*Discontinued Operations*

In fiscal 2009 we recorded a loss from our discontinued operations of less than $1 million ($0.01 per diluted common share) for legal settlements in connection with our discontinued operations. In fiscal 2008 we did not have material income or charges related to discontinued operations. In fiscal 2007, we recorded income from discontinued operations of $2 million ($0.03 per diluted common share) which included tax benefits of $3 million, partially offset by a charge of less than $1 million for legal settlements.

*Net (Loss) Income*

In fiscal 2009 we reported a net loss of $77 million ($1.23 per diluted common share). This compared to net income for fiscal 2008 of $86 million ($1.34 per diluted common share) and net income of $129 million ($1.90 per diluted common share) for fiscal 2007.

***Fiscal 2009 compared to Fiscal 2008 and Fiscal 2008 compared to Fiscal 2007—By Business Segment***

Total segment PBT, certain items, other unallocated items and (loss) income from continuing operations before taxes for fiscal 2009, 2008 and 2007 are set forth in the table below. The details of certain items and other unallocated items are shown below and in Note V of our Consolidated Financial Statements.

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Total segment PBT | $ 84 | $215 | $267 |
| Certain items | (103) | (13) | (34) |
| Other unallocated items | (83) | (90) | (65) |
| (Loss) income from continuing operations before taxes | $(102) | $112 | $168 |

In fiscal 2009, total segment PBT decreased by $131 million when compared to fiscal 2008. The decrease was principally due to lower volumes from weaker demand in our end markets ($283 million) resulting from the global economic downturn and the unfavorable impact of older, high cost inventories ($62 million). These factors were partially offset by contract lag and LIFO benefits from lower carbon black raw material costs relative to unfavorable impacts in fiscal 2008 (net $129 million benefit). Additionally, lower operating expenses ($44 million) from restructuring and cost saving actions and foreign currency translation ($39 million) benefited results in fiscal 2009 when compared to fiscal 2008. The LIFO benefit during fiscal 2009 was a favorable $21 million, comprised of $15 million of COGS impact and $6 million of liquidation impact. This is compared to $41 million of unfavorable LIFO impact during fiscal 2008, which was comprised of $55 million of unfavorable COGS impact partially offset by $14 million of favorable liquidation impact.

The $52 million decrease in total segment PBT in fiscal 2008 when compared to fiscal 2007 was primarily driven by the unfavorable impact of rising raw material costs that could not be fully offset by price increases (net $55 million) and lower volumes ($11 million), principally in the Supermetals Business from the expiration of a fixed price, fixed volume contract in fiscal 2007. These unfavorable factors were partially offset by the benefit of foreign currency translation ($16 million).

*Certain Items:*

In recent years we have undertaken restructuring initiatives, which were recorded as certain items, and thus not included in segment results. During fiscal 2009 we implemented a restructuring of our operations, including closing four of our manufacturing operations and one regional office, mothballing assets at several additional sites and suspending mining of tantalum and spodumene at our mine in Manitoba, Canada. During the third quarter of fiscal 2008, we terminated work on under-performing projects in the New Business Segment resulting in workforce reductions. In March 2008, we closed our carbon black plant in Waverly, West Virginia.

Details of the certain items for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Environmental reserves and legal settlements | $ (7) | $ (3) | $ (8) |
| Write-down of impaired investments | (1) | — | — |
| Reserve for respirator claims | — | 2 | — |
| Carbon Black federal antitrust litigation | — | — | (10) |
| Executive transition costs | (4) | (4) | — |
| Debt issuance costs | — | (2) | — |
| Acquisition of in-process research and development technology | — | — | (4) |
| Restructuring initiatives: | | | |
| 2009 Global | (89) | — | — |
| Other | (2) | (6) | (12) |
| Total certain items | $(103) | $(13) | $(34) |

In fiscal 2009, $103 million of charges principally related to restructuring initiatives were recorded as certain items. In fiscal 2008, $13 million of charges principally from restructuring activities, executive transition costs and environmental reserves and legal settlements were recorded as certain items. In fiscal 2007, certain items included $34 million of charges principally from restructuring activities, the settlement of the carbon black federal antitrust litigation and environmental reserves and other legal settlements.

*Other unallocated items*

Details of other unallocated items for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Interest expense | $(30) | $(38) | $(34) |
| Equity in net income of affiliated companies | (5) | (8) | (12) |
| Unallocated corporate costs | (28) | (28) | (36) |
| Foreign currency transaction (losses) gains and other | (20) | (16) | 17 |
| Total other unallocated items | $(83) | $(90) | $(65) |

*Core Segment*

Sales and PBT for the Rubber Blacks and Supermetals Businesses, which together comprise the Core Segment, for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Rubber Blacks Business Sales | $1,286 | $1,868 | $1,416 |
| Supermetals Business Sales | 140 | 195 | 233 |
| Segment Sales | $1,426 | $2,063 | $1,649 |
| Rubber Blacks Business PBT | $ 34 | $ 108 | $ 103 |
| Supermetals Business PBT | (1) | (1) | 26 |
| Segment PBT | $ 33 | $ 107 | $ 129 |

*Rubber Blacks Business*

Sales in the Rubber Blacks Business in fiscal 2009 decreased by $582 million when compared to fiscal 2008 principally due to 21% lower volumes ($402 million) driven by decreased demand in the tire and automotive markets, lower prices ($126 million) driven by lower carbon black raw material costs, and the unfavorable effect of foreign currency translation ($58 million), principally from the Brazilian Real and the Euro. The $452 million increase in sales in the Rubber Blacks Business in fiscal 2008, when compared to fiscal 2007, was primarily due to higher prices ($308 million) resulting from feedstock related price increases and the benefit of foreign currency translation ($147 million). Volumes for fiscal 2008 were flat compared to fiscal 2007 as lower volumes in North America and Europe offset strong growth in Asia Pacific.

In fiscal 2009 PBT in the Rubber Blacks Business decreased by $74 million when compared to fiscal 2008. The decrease is principally attributable to lower volumes ($115 million), as global tire and automotive production fell in response to weaker consumer demand, and the unfavorable impact of older, high cost inventories ($46 million). These unfavorable factors more than offset contract lag and LIFO benefits ($19 million and $9 million, respectively), relative to unfavorable impacts in fiscal 2008 ($66 million and $8 million, respectively), and the benefit of lower operating expenses from restructuring and cost saving actions. Rubber Blacks PBT increased by $5 million in fiscal 2008 when compared to fiscal 2007. The combination of reduced operating expenses and increased pricing more than offset a significant increase in raw material costs during fiscal 2008.

Historically, our rubber blacks supply contracts have provided for a price adjustment on the first day of each quarter to account for changes in feedstock costs and, in some cases, changes in other relevant costs. These feedstock adjustments have been based upon the average of a relevant index over a three-month period. Because of the need to communicate these adjustments to our customers in a timely manner, the contracts typically provided for the adjustments to be calculated in the month preceding the quarter. Accordingly, the calculation was typically based upon the average of the three months preceding the month in which the calculation was made. In periods of rapidly fluctuating feedstock costs, this time lag can have a significant impact on the results of the Rubber Blacks Business. During 2009, we reduced the percentage of our Rubber Blacks volume subject to this time delay from approximately 50% to approximately 25%.

*Supermetals Business*

Sales in the Supermetals Business in fiscal 2009 decreased by $55 million when compared to fiscal 2008 as lower volumes ($85 million) from weaker electronics demand driven by the global economic slowdown more than offset higher prices and a favorable product mix ($22 million) and the positive effect of foreign currency translation ($6 million). Sales in the Supermetals Business decreased by $38 million in fiscal 2008 compared to fiscal 2007. Over the past several years, sales and PBT in the Supermetals Business have been unfavorably impacted by the expiration of fixed volume, fixed price contracts, which led to lower prices and volumes. The last of these contracts expired at the end of the first quarter of fiscal 2007 causing an unfavorable sales and PBT comparison for fiscal 2008. During fiscal 2008 lower tantalum volumes unfavorably affected sales by $31 million while lower tantalum pricing affected sales by $12 million when compared to fiscal 2007. Partially offsetting these unfavorable factors was a $6 million benefit of foreign currency translation.

In fiscal 2009, PBT in the Supermetals Business was flat when compared to fiscal 2008. Substantially lower volumes from weaker demand in the electronics industry ($31 million) were offset by higher prices ($23 million), lower operating expenses from cost reduction actions ($5 million) and lower ore costs ($3 million). During fiscal 2009, the Supermetals Business generated $39 million in cash, on a constant currency basis, principally from lower working capital. PBT in the Supermetals Business decreased by $27 million in fiscal 2008 compared to fiscal 2007. This comparison was heavily influenced by the expiration of a fixed volume, fixed price customer supply contract in 2007. Lower volumes unfavorably impacted fiscal 2008 PBT by $14 million when compared to fiscal 2007, while the unfavorable impact of lower pricing was $12 million. These unfavorable factors were partially offset by lower operating expenses ($6 million).

***Performance Segment***

Sales and PBT for the Performance Segment for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Performance Products Business Sales | $411 | $646 | $541 |
| Fumed Metal Oxides Business Sales | 210 | 287 | 270 |
| Segment Sales | $621 | $933 | $811 |
| Segment PBT | $ 40 | $119 | $148 |

For fiscal 2009, the $312 million decrease in sales in the Performance Segment when compared to fiscal 2008 was due principally to lower volumes ($258 million) from weaker demand in our key end markets, the unfavorable effect of foreign currency translation ($36 million) and lower prices from lower carbon black feedstock costs ($22 million). Volumes in the Performance Products and Fumed Metal Oxides Businesses decreased by 29% and 26%, respectively, in fiscal 2009 when compared to fiscal 2008. The $122 million increase in sales in fiscal 2008, when compared to fiscal 2007, was primarily due to the benefit of foreign currency translation ($59 million), higher prices ($53 million), due in part to rising carbon black feedstock costs, and increased volumes ($11 million). Volumes in the Performance Products and Fumed Metal Oxides Businesses increased by 1% and 2%, respectively, in fiscal 2008 when compared to fiscal 2007.

PBT in the Performance Segment decreased by $79 million in fiscal 2009 when compared to fiscal 2008. The decrease was driven principally by lower volumes from weaker demand in our key end markets ($127 million). The unfavorable impact of older, higher cost inventories ($16 million) was more than offset by favorable commercial efforts leading to expanded unit margins. Additionally, a $10 million favorable LIFO impact, relative to a $17 million unfavorable impact in fiscal 2008, and lower operating expenses from restructuring and cost saving actions benefited results. Fiscal 2008 PBT was $29 million lower than fiscal 2007 PBT driven principally by the impact of higher raw material costs that could not be fully offset by increased pricing, a $17 million unfavorable LIFO impact relative to an unfavorable $1 million LIFO impact in fiscal 2007, and continued investment in the development of differentiated products and geographic expansion. These unfavorable factors were partially offset by higher volumes ($8 million) and the benefit of foreign currency translation.

***New Business Segment***

Sales and PBT for the New Business Segment for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Inkjet Colorants Business Sales | $ 46 | $ 43 | $ 46 |
| Aerogel Business Sales | 15 | 10 | 3 |
| Superior MicroPowders Sales | 6 | 4 | 2 |
| Segment Sales | $ 67 | $ 57 | $ 51 |
| Segment PBT | $(10) | $(35) | $(34) |

Sales in the New Business Segment increased by $10 million in fiscal 2009 when compared to fiscal 2008 driven by increased revenue in all businesses as the Segment focused on improving its pace of revenue generation. Sales in the New Business Segment increased by $6 million in fiscal 2008 when compared to fiscal 2007 primarily due to higher revenues in the Aerogel Business and Superior MicroPowders. These increases were partially offset by lower volumes and an unfavorable product mix in the Inkjet Colorants Business.

Net losses in the New Business Segment for fiscal 2009 improved by $25 million from fiscal 2008. Results for fiscal 2009 benefited from increased sales revenue and lower operating expenses from the improved discipline of our business development process, and the elimination of underperforming projects during fiscal 2008. In fiscal 2009 cash generation in the New Business Segment improved by $43 million when compared to fiscal 2008. The loss in the New Business Segment increased slightly in fiscal 2008 when compared to fiscal 2007. Higher volumes were offset by an unfavorable product mix and slightly higher fixed costs in the Aerogel Business as we fulfilled orders for the oil and gas and construction market segments.

In 2006, we entered into a cross license agreement with Aspen Aerogel, Inc. ("Aspen") under which each party granted certain intellectual property rights to the other. In consideration for the license of certain patents granted by Cabot we are entitled to payments totaling $38 million. We received $4 million, $4 million and $2 million in fiscal 2009, 2008 and 2007, respectively, of installment payments which have been recorded in earnings. The remaining $27 million is payable in installments over the next four years, and will be recognized in earnings if and when collectibility is reasonably assured.

***Specialty Fluids Segment***

Sales and PBT for the Specialty Fluids Segment for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Segment Sales | $59 | $68 | $58 |
| Segment PBT | $21 | $24 | $24 |

During fiscal 2009, sales in the Specialty Fluids Segment decreased by $9 million, when compared to fiscal 2008. The decrease was due principally to lower volumes partially offset by favorable pricing. During fiscal 2008, sales in the Specialty Fluids Segment increased by $10 million compared to fiscal 2007 driven by an increase in the number of jobs using our fluid during the year.

In fiscal 2009 PBT in the Specialty Fluids Segment was $3 million lower than in fiscal 2008. Lower volumes were partially offset by favorable pricing, and lower operating expenses. When comparing fiscal 2008 to fiscal 2007, Segment PBT was flat.

We remain focused on expanding the use of our fluids outside of the North Sea as one of the elements of continued growth in this Segment. During fiscal 2009, 29% of sales in the Specialty Fluids Segment were generated from regions outside of the North Sea, compared to 21% in fiscal 2008 and 17% in fiscal 2007.

## Cash Flows and Liquidity

### *Overview*

In September 2009 we issued $300 million of public notes that will mature on October 1, 2016. The net proceeds of this offering were $296 million after deducting discounts and issuance costs. As of September 30, 2009, we had cash or cash equivalents of $304 million, and current availability under our revolving and other credit facilities of approximately $460 million. Our cash worldwide was either invested in Money Market Funds or on deposit with our main cash management banks throughout the world. We recorded a $6 million loss on our cash on deposit in Venezuela as a result of a write-down to a parallel exchange rate intended to approximate the rate at which we can repatriate this cash. Other than this loss, we had no material losses on our cash and marketable securities investments during fiscal 2009.

Looking forward to 2010, we anticipate sufficient liquidity from cash on hand, cash flows and access to existing credit facilities to meet our operational needs and financial obligations. Our revolving credit facility expires in August 2010. Our intent is to replace this facility and the terms of any new line of credit could differ from the terms of our current facility. Our liquidity derived from cash flows is, to a large degree, predicated on our ability to collect our receivables in a timely manner, the cost of our raw materials and our ability to manage inventory levels.

The following discussion of the changes in our cash balance refers to the various sections of our Consolidated Statements of Cash Flows, which appears in Item 8 of this report.

### *Cash Flows from Operating Activities*

Cash generated by operating activities, which consists of net income adjusted for the various non-cash items included in income, changes in working capital and changes in certain other balance sheet accounts, totaled $399 million in fiscal 2009 compared to $124 million in fiscal 2008. Cash generated from operating activities in fiscal 2009 was due principally to a decrease in working capital of $356 million. Specifically, we had a $215 million decrease in accounts receivable primarily attributable to lower sales and improved collections as well as a decrease of $184 million in inventories as a result of lower feedstock costs, and our efforts to reduce inventory quantities. Accounts payable and accrued liabilities decreased by $43 million as a result of the timing of raw material deliveries and payments. The positive cash flow for fiscal 2008 was primarily generated from net income of $86 million and depreciation and amortization of $163 million, partially offset by an increase in working capital of $142 million.

### *Restructurings*

As of September 30, 2009, we had $21 million of total restructuring costs in accrued expenses in the consolidated balance sheet related to our 2009 global restructuring plan. We made cash payments of $30 million during fiscal 2009 related to all of our restructuring plans. We expect to make cash payments related to these restructuring activities of approximately $40 million in fiscal 2010, including the $21 million already accrued.

### *Environmental and Litigation*

We have recorded a $6 million reserve on a discounted basis ($6 million on an undiscounted basis) as of September 30, 2009, for environmental remediation costs at various sites. These sites are primarily associated with businesses divested in prior years. We anticipate that the expenditures at these sites will be made over a number of years, and will not be concentrated in any one year. Additionally, as of September 30, 2009 we have recorded a $13 million reserve on a discounted basis ($23 million on an undiscounted basis) for respirator claims. These expenditures will also be spread over a long period of time. We also have other litigation costs associated with lawsuits arising in the ordinary course of business including claims filed against us in connection with certain discontinued operations.

The following table represents the estimated future undiscounted payments related to our environmental and respirator reserves.

| | Future Payments by Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total |
| | (Dollars in millions) | | | | | | |
| Environmental | $2 | $1 | $— | $— | $1 | $ 2 | $ 6 |
| Respirator | 1 | 2 | 1 | 1 | 1 | 17 | 23 |
| Total | $3 | $3 | $ 1 | $ 1 | $2 | $19 | $29 |

***Employee Benefit Plans***

We provide benefits under defined benefit plans for all U.S. and some foreign employees. As of September 30, 2009 we have a consolidated unfunded plan liability of $152 million, comprised of $68 million for our pension benefit plans and $84 million for our postretirement benefit plans.

The $68 million of unfunded pension benefit plan liability is derived as follows at September 30, 2009:

| | U.S. | Foreign | Total |
|---|---|---|---|
| | (Dollar in millions) | | |
| Fair Value of Plan Assets | $104 | $193 | $297 |
| Benefit Obligation | 137 | 228 | 365 |
| Unfunded Status | $ 33 | $ 35 | $ 68 |

In fiscal 2009, we made cash contributions totaling approximately $5 million to our U.S. pension benefit plan and approximately $10 million to our foreign pension benefit plans. For fiscal 2010, we currently do not anticipate that we will be required to make a cash contribution to our U.S. pension plan, while we expect to make an approximate $8 million cash contribution to our foreign pension plans.

The $84 million of unfunded postretirement benefit plan liability is comprised of $69 million for our U.S. and $15 million for our foreign postretirement benefit plans. These postretirement benefit plans provide certain health care and life insurance benefits for retired employees. Typical of such plans, our postretirement plans are unfunded and therefore have no plan assets. We fund these plans as claims or insurance premiums come due. In fiscal 2009, we paid postretirement benefits of $5 million under our U.S. plans and $1 million under our foreign plans and expect to make aggregate benefit payments of approximately $7 million under these plans in fiscal 2010.

***Cash Flows from Investing Activities***

Cash flows from investing activities consumed $105 million of cash in fiscal 2009 compared to $176 million in fiscal 2008, primarily as a result of reduced capital spending. Capital expenditures in fiscal 2009 of $106 million included spending to complete the expansion of rubber blacks capacity at an existing facility in China, new energy centers at other rubber blacks facilities and to acquire a new facility in Dubai for the manufacture of masterbatch.

Capital expenditures in fiscal 2008 of $199 million included spending for rubber blacks capacity expansion at an existing facility in China, residual spending on our new performance products manufacturing unit in China and new energy centers at other rubber blacks facilities. Capital spending in fiscal 2008 was partially offset by proceeds of $18 million received from the sale of the land on which our Altona, Australia carbon black plant was located and by $7 million related to the consolidation of one of our equity affiliates.

During fiscal 2007, we purchased $95 million and received proceeds of $95 million from short term investments, which were mainly auction rate securities that generally reset every twenty-eight days even though their ultimate maturities were 20 years and longer. During fiscal 2008, we ceased investing in auction rate securities.

Capital expenditures for fiscal 2010 are expected to be approximately $150 million.

***Cash Flows from Financing Activities***

Financing activities consumed $127 million of cash in fiscal 2009 compared to cash provided by financing activities of $23 million in fiscal 2008. In both years, financing cash flows were primarily driven by changes in debt levels and dividend payments.

*Debt*

The following table provides a summary of our outstanding long-term debt.

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Variable Rate Debt: | | |
| $400 million Revolving Credit Facility: | | |
| Yen drawdown, due 2010 | $ — | $ 88 |
| US Dollar drawdowns, due 2010 | — | 155 |
| Chinese Renminbi Notes, due 2010 – 2012 | 23 | 40 |
| Derivative Instruments: | | |
| Interest Rate Swaps—Fixed to variable | 58 | 73 |
| Interest Rate Swaps—Variable to fixed | — | (88) |
| Total variable rate debt | 81 | 268 |
| Fixed Rate Debt: | | |
| 5% Notes due 2016, net of discount | $298 | $ — |
| Medium Term Notes, due 2011 – 2027, 7.26% to 8.28% | 98 | 128 |
| Eurobond, due 2013, 5.25%, net of discount | 178 | 176 |
| Guarantee of ESOP Note, due 2013, 8.29% | 25 | 30 |
| Other, due 2027, 2% | 5 | 6 |
| Derivative Instruments: | | |
| Interest Rate Swaps—Fixed to variable | (58) | (73) |
| Interest Rate Swaps—Variable to fixed | — | 88 |
| Total fixed rate debt | 546 | 355 |
| Capital lease, due 2010 – 2021 | 1 | 2 |
| Total debt | 628 | 625 |
| Less current portion of long-term debt | (5) | (39) |
| Total long-term debt | $623 | $586 |

During fiscal 2009, we issued or borrowed $312 million, offset by debt repayments of $321 million, bringing our total debt to $628 million as of September 30, 2009. Our primary borrowing and repayment related to the issuance of notes in September 2009 and the subsequent pay down of borrowings under our revolving credit facility. Our total debt, of which $5 million is current, matures at various times over the next eighteen years. The weighted-average interest rate on our fixed rate long-term debt is 5.6%, including the effects of the interest rate swaps. The weighted-average interest rate on variable interest rate long-term debt was 3.7% as of September 30, 2009, including the effects of the interest rate swaps.

Under our existing revolving credit facility we may borrow up to $400 million. The revolving line of credit permits us to borrow funds on an unsecured basis in multiple currencies that are freely tradable and convertible into U.S. dollars at floating interest rates. The credit facility expires in August 2010. We intend to replace the revolving line of credit when it expires and the terms of any new line of credit could differ from the terms of the current facility. As of September 30, 2009, we had no outstanding borrowings and $16 million in standby letters of credit issued but not drawn on under this agreement. The remaining availability under the revolving credit facility as of September 30, 2009 was approximately $384 million. The credit facility contains various affirmative, negative and financial covenants which are customary for financings of this type, including financial covenants for maximum indebtedness and, under certain conditions, minimum cash flow requirements. As of September 30, 2009, we were in compliance with all of the covenants. In addition, we have $76 million in committed facilities available to us at various locations throughout the world.

At September 30, 2009, in addition to the $16 million of standby letters of credit issued under our revolving credit facility, we have provided standby letters of credit and bank guarantees totaling $25 million, which expire through fiscal 2011.

A downgrade of one level in our credit rating is not anticipated. Should it occur, however, it would not affect our ability to borrow money under our existing revolving credit facility but would affect the cost of this borrowing and we would be subject to one additional cash flow financial covenant.

*Share repurchases*

During fiscal 2009, we did not repurchase any shares of our common stock on the open market. As of September 30, 2009, we have approximately 4.3 million shares remaining for repurchase under the Board of Directors' share repurchase authorization. In fiscal 2009, however, we repurchased approximately 123,400 shares from employees to satisfy tax withholding obligations at a cost of approximately $2 million. During fiscal 2008, we repurchased 935,400 shares of our common stock on the open market for a total cost of $28 million. Additionally, we repurchased approximately 277,000 shares from employees who sold us shares to satisfy tax withholding obligations at a cost of approximately $11 million.

*Dividend payments*

In each of fiscal 2009, 2008 and 2007, we paid cash dividends on our common stock of $0.72 per share of common stock. These cash dividend payments totaled $48 million in fiscal 2009, $47 million in fiscal 2008 and $48 million in fiscal 2007.

### *Off-balance sheet arrangements*

We had no material transactions that meet the definition of an off-balance sheet arrangement.

*Contractual Obligations*

The following table sets forth our long-term contractual obligations which are described in greater detail in Note T in the notes to our Consolidated Financial Statements in Item 8.

| | Payments Due by Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total |
| | (Dollars in millions) | | | | | | |
| **Contractual Obligations**[1] | | | | | | | |
| Purchase commitments | $251 | $201 | $179 | $167 | $134 | $1,225 | $2,157 |
| Long-term debt[2] | 5 | 25 | 54 | 185 | 2 | 357 | 628 |
| Fixed interest on long-term debt[3] | 28 | 28 | 28 | 23 | 19 | 49 | 175 |
| Variable interest on long-term debt[3][4] | 3 | 2 | 1 | 1 | — | — | 7 |
| Operating leases | 18 | 14 | 12 | 10 | 9 | 39 | 102 |
| Total | $305 | $270 | $274 | $386 | $164 | $1,670 | $3,069 |

(1) We are unable to estimate potential future payments related to pension obligations and uncertain tax positions.

(2) Includes capital lease obligations of $3 million over the years presented.

(3) Includes the impact of interest rate swaps that either change fixed rates to floating rates or floating rates to fixed rates.

(4) Variable interest is based on the variable debt outstanding and prevailing variable interest rates as of September 30, 2009.

*Purchase commitments*

We have entered into long-term, volume-based purchase agreements primarily for the purchase of raw materials and natural gas with various key suppliers in our Core and Performance Segments. Under certain of these agreements the quantity of material being purchased is fixed, but the price we pay changes as market prices change. For purposes of the table above, current purchase price has been used to quantify total commitments.

*Operating Leases*

We have operating leases primarily comprised of leases for transportation vehicles, warehouse facilities, office space, and machinery and equipment.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through long- and short-term borrowings and denominate our transactions in a variety of foreign currencies. Changes in these rates may have an impact on future cash flows and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

We have policies governing our use of derivative instruments. We do not enter into financial instruments for trading or speculative purposes and all of the derivative instruments we enter into are reviewed and approved by our Financial Risk Management Committee, an internal management committee responsible for overseeing Cabot's financial risk management policy.

By using derivative instruments, we are subject to credit and market risk. The derivative instruments are booked to our balance sheet at fair market value and reflects the asset or (liability) position as of September 30, 2009. If a counterparty fails to fulfill its performance obligations under a derivative contract, our exposure will equal the fair value of the derivative. Generally, when the fair value of a derivative contract is positive, the counterparty owes Cabot, thus creating a payment risk for Cabot. We minimize counterparty credit (or repayment) risk by entering into these transactions with major financial institutions of investment grade credit rating. As of September 30, 2009, the counterparties that we have executed derivatives with were rated between AA and A, inclusive, by Standard and Poor's. Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow.

***Interest Rate Risk***

As of September 30, 2009, we had long-term debt, including the current portion, totaling $628 million, which has both variable and fixed interest rate components. We have entered into interest rate swaps as a hedge of the underlying debt instruments to effectively change the characteristics of the interest rate without changing the debt instrument. For fixed rate debt, interest rate changes affect the fair market value, but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value, but do impact future earnings and cash flows, assuming other factors are held constant. We endeavor to maintain a certain fixed-to-floating interest rate mix on our long-term debt. As most of our long-term debt was issued at fixed rates, we use interest rate swaps to achieve the desired fixed-to-floating interest rate mix.

The table below summarizes the principal terms of our interest rate swap transactions, including the notional amount of the swap, the interest rate payment we receive from and pay to our swap counterparty, the term of the transaction, and its fair market value at September 30, 2009.

| Description | Notional Amount | Receive | Pay | Fiscal Year Entered Into | Maturity (Fiscal Year) | Fair Market Value at September 30, 2009 |
|---|---|---|---|---|---|---|
| | | | | | | (USD) |
| Interest Rate Swaps—Fixed to Variable | USD 35 million | 5.25% Fixed | US-6 month LIBOR + 0.62% | 2003 | 2013 | 2 million |
| | USD 8 million | 8.28% Fixed | US-6 month LIBOR + 3.14% | 2007 | 2012 | 1 million |
| | USD 15 million | 7.26% Fixed | US-3 month LIBOR +6.38% | 2009 | 2011 | — |

***Foreign Currency Risk***

Our international operations are subject to certain risks, including currency exchange rate fluctuations and government actions. Currently, we have issued debt denominated in U.S. dollars and then entered into cross currency swaps that exchange our dollar principal and interest payments into a currency where we expect long-term, stable cash receipts. The following table summarizes the principal terms of our long-term foreign currency swap transactions, including the notional amount of the swap, the interest rate payment we receive from and pay to our swap counterparty, the term of the transaction and its fair market value at September 30, 2009.

| Description | Notional Amount | Receive | Pay | Fiscal Year Entered Into | Maturity (Fiscal Year) | Fair Market Value at September 30, 2009 |
|---|---|---|---|---|---|---|
| | | | | | | (USD) |
| Cross Currency Swaps | USD 20 million swapped to JPY 2.5 billion | US-3 month LIBOR | JPY-3 month LIBOR + 0.12% | 2002 | 2010 | (7 million) |
| | USD 140 million swapped to EUR 124 million | 5.25% Fixed | 5.1% Fixed | 2003 | 2013 | (47 million) |
| | USD 35 million swapped to EUR 31 million | US-6 month LIBOR | EUR-6 month LIBOR | 2003 | 2013 | (11 million) |

Foreign currency exposures also relate to current assets and current liabilities denominated in foreign currencies other than the functional currency of a given subsidiary as well as the risk that currency fluctuations could affect the dollar value of future cash flows generated in foreign currencies. Accordingly, we use short-term forward contracts to minimize the exposure to foreign currency risk. These forward contracts typically have a duration of 30 days. In fiscal 2009 and fiscal 2008, none of our forward contracts were designated hedging instruments. As of September 30, 2009, we had $60 million in net notional foreign currency forward contracts, which were denominated in Japanese yen, British pound sterling, Canadian dollar, Australian dollar and Euros. These forwards had a fair value of less than $1 million as of September 30, 2009.

In certain situations where we have a long-term commitment denominated in a foreign currency we may enter into appropriate financial instruments in accordance with our risk management policy to hedge future cash flow exposures.

***Commodity Risk***

For the calendar year 2009, certain of our carbon black plants in Europe were subject to mandatory greenhouse gas emission ("GHG") trading schemes. Our objective is to ensure compliance with the European Union ("EU") Emission Trading Scheme, which is based upon a Cap-and-Trade system that establishes a maximum allowable emission credit for each ton of $CO_2$ emitted. European Union Allowances ("EUAs") originate from the individual EU state's country allocation process and are issued by that country's government. A company that has an excess of EUAs based on the $CO_2$ emissions limits may sell EUAs in the Emission Trading Scheme and if they have a shortfall, a company can buy EUAs or Certified Emission Reduction ("CER") units to comply.

In order to limit the variability in cost to our European operations, we committed to current prices by entering into agreements which run from fiscal years 2010 to 2013 to purchase CERs and to sell EUAs. The following table provides details of the derivatives held as of September 30, 2009 used to manage commodity risk.

| Description | Net Notional Amount | Net Buyer/ Net Seller | Fiscal Year Entered Into | Maturity (Fiscal Year) | Fair Market Value at September 30, 2009 |
|---|---|---|---|---|---|
| | | | | | (USD) |
| EUAs | EUR 2 million | Net Seller | 2008 & 2009 | 2010-2013 | 3 million |
| CERs | EUR 2 million | Net Buyer | 2008 & 2009 | 2010-2013 | (2 million) |

**Item 8.** ***Financial Statements and Supplementary Data***

## INDEX TO FINANCIAL STATEMENTS

## CABOT CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (In millions, except per share amounts) | | |
| Net sales and other operating revenues | $2,243 | $3,191 | $2,616 |
| Cost of sales | 2,016 | 2,707 | 2,111 |
| Gross profit | 227 | 484 | 505 |
| Selling and administrative expenses | 211 | 246 | 249 |
| Research and technical expenses | 71 | 74 | 69 |
| (Loss) income from operations | (55) | 164 | 187 |
| Interest and dividend income | 3 | 4 | 10 |
| Interest expense | (30) | (38) | (34) |
| Other (charges) income | (20) | (18) | 5 |
| (Loss) income from continuing operations before taxes, equity in net income of affiliated companies and minority interest | (102) | 112 | 168 |
| Benefit (provision) for income taxes | 22 | (14) | (38) |
| Equity in net income of affiliated companies, net of tax of $1, $3 and $2 | 5 | 8 | 12 |
| Minority interest in net income, net of tax of $1, $4 and $6 | (2) | (20) | (15) |
| (Loss) income from continuing operations | (77) | 86 | 127 |
| Income from discontinued businesses, net of tax | — | — | 2 |
| Net (loss) income | (77) | 86 | 129 |
| Dividends on preferred stock, net of tax of none, none and $1 | — | — | (1) |
| (Loss) income available to common shares | $ (77) | $ 86 | $ 128 |
| Weighted-average common shares outstanding, in millions: | | | |
| Basic | 63 | 63 | 62 |
| Diluted | 63 | 64 | 68 |
| (Loss) income per common share: | | | |
| Basic: | | | |
| (Loss) income from continuing operations | $(1.22) | $ 1.37 | $ 2.03 |
| (Loss) income from discontinued businesses | (0.01) | — | 0.03 |
| Net (loss) income per share | $(1.23) | $ 1.37 | $ 2.06 |
| Diluted: | | | |
| (Loss) income from continuing operations | $(1.22) | $ 1.34 | $ 1.87 |
| (Loss) income from discontinued businesses | (0.01) | — | 0.03 |
| Net (loss) income per share | $(1.23) | $ 1.34 | $ 1.90 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CABOT CORPORATION
## CONSOLIDATED BALANCE SHEETS
### ASSETS

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (In millions, except share and per share amounts) | |
| Current assets: | | |
| Cash and cash equivalents | $ 304 | $ 129 |
| Short-term marketable securities investments | 1 | 1 |
| Accounts and notes receivable, net of reserve for doubtful accounts of $6 and $5 | 452 | 646 |
| Inventories | 358 | 523 |
| Prepaid expenses and other current assets | 53 | 72 |
| Deferred income taxes | 32 | 30 |
| Assets held for sale | — | 7 |
| Total current assets | 1,200 | 1,408 |
| Investments: | | |
| Equity affiliates | 60 | 53 |
| Long-term marketable securities and cost investments | 1 | 1 |
| Total investments | 61 | 54 |
| Property, plant and equipment | 3,000 | 2,921 |
| Accumulated depreciation and amortization | (1,988) | (1,839) |
| Net property, plant and equipment | 1,012 | 1,082 |
| Goodwill | 37 | 34 |
| Intangible assets, net of accumulated amortization of $11 and $10 | 2 | 3 |
| Assets held for rent | 43 | 45 |
| Deferred income taxes | 235 | 173 |
| Other assets | 86 | 59 |
| Total assets | $ 2,676 | $ 2,858 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CABOT CORPORATION
## CONSOLIDATED BALANCE SHEETS
## LIABILITIES AND STOCKHOLDERS' EQUITY

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (In millions, except share and per share amounts) | |
| Current liabilities: | | |
| Notes payable to banks | $ 29 | $ 91 |
| Accounts payable and accrued liabilities | 407 | 426 |
| Income taxes payable | 31 | 38 |
| Deferred income taxes | 5 | 7 |
| Current portion of long-term debt | 5 | 39 |
| Total current liabilities | 477 | 601 |
| Long-term debt | 623 | 586 |
| Deferred income taxes | 11 | 18 |
| Other liabilities | 328 | 294 |
| Commitments and contingencies (Note T) | | |
| Minority interest | 103 | 110 |
| Stockholders' equity: | | |
| Preferred stock: | | |
| Authorized: 2,000,000 shares of $1 par value | | |
| Issued and outstanding: None and none | — | — |
| Common stock: | | |
| Authorized: 200,000,000 shares of $1 par value | | |
| Issued: 65,401,485 and 65,403,100 shares | 65 | 65 |
| Outstanding: 65,309,155 and 65,277,715 shares | | |
| Less cost of 92,330 and 125,385 shares of common treasury stock | (2) | (4) |
| Additional paid-in capital | 18 | 21 |
| Retained earnings | 1,018 | 1,143 |
| Deferred employee benefits | (25) | (30) |
| Notes receivable for restricted stock | — | (21) |
| Accumulated other comprehensive income | 60 | 75 |
| Total stockholders' equity | 1,134 | 1,249 |
| Total liabilities and stockholders' equity | $2,676 | $2,858 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CABOT CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (In millions) | | |
| Cash Flows from Operating Activities: | | | |
| Net (loss) income | $ (77) | $ 86 | $ 129 |
| Adjustments to reconcile net (loss) income to cash provided by operating activities: | | | |
| Depreciation and amortization | 169 | 163 | 149 |
| Deferred tax (provision) | (51) | (30) | (27) |
| Loss (gain) on sale of property, plant and equipment | 11 | (12) | — |
| Equity in net income of affiliated companies | (5) | (8) | (12) |
| Minority interest in net income | 2 | 20 | 15 |
| Non-cash compensation | 27 | 30 | 23 |
| Expense of acquired in-process research and development technology | — | — | 4 |
| Other non-cash charges (income), net | 2 | (1) | 2 |
| Changes in assets and liabilities, net of the effect of consolidation of equity affiliate: | | | |
| Accounts and notes receivable | 215 | (63) | (6) |
| Inventories | 184 | (68) | (8) |
| Prepaid expenses and other current assets | 1 | 29 | 16 |
| Accounts payable and accrued liabilities | (43) | (11) | 20 |
| Income taxes payable | (15) | 8 | 2 |
| Other liabilities | (26) | (22) | (11) |
| Cash dividends received from equity affiliates | 1 | 2 | 7 |
| Other | 4 | 1 | 6 |
| Cash provided by operating activities | 399 | 124 | 309 |
| Cash Flows from Investing Activities: | | | |
| Additions to property, plant and equipment | (106) | (199) | (141) |
| Acquisition of interest in equity affiliate | (3) | 7 | — |
| Acquisition of in-process research and development technology | — | — | (4) |
| Proceeds from sales of property, plant and equipment | 2 | 18 | 5 |
| Decrease (increase) in assets held for rent | 2 | (2) | (3) |
| Purchase of marketable securities investments | — | — | (95) |
| Proceeds from maturity of marketable securities investments | — | — | 95 |
| Cash used in investing activities | (105) | (176) | (143) |
| Cash Flows from Financing Activities: | | | |
| Borrowings under financing arrangements | 25 | 126 | 70 |
| Repayments under financing arrangements | (69) | (130) | (55) |
| Proceeds from long-term debt, net of issuance costs | 312 | 110 | 72 |
| Repayments of long-term debt | (321) | (13) | (47) |
| (Decrease) increase in notes payable to banks, net | (16) | 14 | (8) |
| Repayments of debt related to Cabot Japan | — | — | (1) |
| Proceeds from cash contributions received from minority interest stockholders | — | 8 | — |
| Proceeds from sales of common stock | — | 1 | 9 |
| Purchases of common stock | (2) | (35) | (202) |
| Cash dividends paid to minority interest stockholders | (9) | (18) | (12) |
| Cash dividends paid to stockholders | (48) | (47) | (48) |
| Proceeds from restricted stock loan repayments | 1 | 7 | 11 |
| Cash (used in) provided by financing activities | (127) | 23 | (211) |
| Effect of exchange rate changes on cash | 8 | 4 | 10 |
| Increase (decrease) in cash and cash equivalents | 175 | (25) | (35) |
| Cash and cash equivalents at beginning of year | 129 | 154 | 189 |
| Cash and cash equivalents at end of year | $ 304 | $ 129 | $ 154 |
| Income taxes paid | $ 30 | $ 41 | $ 39 |
| Interest paid | 24 | 34 | 30 |
| Restricted stock issued for notes receivable, net of forfeitures | — | 8 | 10 |

*The accompanying notes are an integral part of these consolidated financial statements.*

## CABOT CORPORATION

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### Years ended September 30

### (In millions, except shares in thousands)

| | Preferred Stock, net of Treasury Stock | | Common Stock, net of Treasury Stock | | Additional Paid-In Capital | Retained Earnings | Deferred Employee Benefits | Notes Receivable for Restricted Stock | Accumulated Other Comprehensive Income | Total Stockholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Cost | Shares | Cost | | | | | | | |
| **2007** | | | | | | | | | | | |
| Balance at September 30, 2006 | 39 | $ 18 | 63,433 | $59 | $ 7 | $1,160 | $(38) | $(20) | $10 | $1,196 | |
| Net income | | | | | | 129 | | | | | $129 |
| Foreign currency translation adjustment, net of tax of $12 | | | | | | | | | 51 | | 51 |
| Change in unrealized gain on derivative instruments, net of tax of $4 | | | | | | | | | 8 | | 8 |
| Minimum pension liability adjustment, net of tax of $3 | | | | | | | | | 6 | | 6 |
| Other comprehensive income | | | | | | | | | | | 65 |
| Comprehensive income | | | | | | | | | | 194 | $194 |
| Common dividends paid | | | | | | (47) | | | | (47) | |
| Issuance of stock under employee compensation plans, net of forfeitures | | | 1,041 | 1 | 26 | | | (11) | | 16 | |
| Amortization of share-based compensation | | | | | 23 | | | | | 23 | |
| Tax benefit on vesting of restricted stock | | | | | 6 | | | | | 6 | |
| Purchase and retirement of common and treasury stock | | | (4,864) | (5) | (96) | (101) | | | | (202) | |
| Preferred stock conversion | (39) | (18) | 5,670 | 5 | 34 | (21) | | | | — | |
| Preferred dividends paid to Employee Stock Ownership Plan, net of tax benefit of $1 | | | | | | (1) | | | | (1) | |
| Principal payment by Employee Stock Ownership Plan under guaranteed loan | | | | | | | 4 | | | 4 | |
| Notes receivable for restricted stock—payments and forfeitures | | | | | | | | 12 | | 12 | |
| Effect of the adoption of FAS 158, net of tax of $1 | | | | | | | | | (7) | (7) | |
| Balance at September 30, 2007 | — | $ — | 65,280 | $60 | $ — | $1,119 | $(34) | $(19) | $68 | $1,194 | |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CABOT CORPORATION

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### Years ended September 30

### (In millions, except shares in thousands)

| | Preferred Stock, net of Treasury Stock | | Common Stock, net of Treasury Stock | | Additional Paid-In Capital | Retained Earnings | Deferred Employee Benefits | Notes Receivable for Restricted Stock | Accumulated Other Comprehensive Income | Total Stockholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Cost | Shares | Cost | | | | | | | |
| **2008** | | | | | | | | | | | |
| Balance at September 30, 2007 | — | $— | 65,280 | $60 | $ — | $1,119 | $(34) | $(19) | $68 | $1,194 | |
| Net income | | | | | | 86 | | | | | 86 |
| Foreign currency translation adjustment, net of tax of $12 | | | | | | | | | 7 | | 7 |
| Change in unrealized loss on marketable securities, net of tax of $— | | | | | | | | | (1) | | (1) |
| Change in unrealized gain on derivative instruments, net of tax of $— | | | | | | | | | — | | — |
| Other comprehensive income | | | | | | | | | | | 6 |
| Comprehensive income | | | | | | | | | | 92 | $92 |
| Common dividends paid | | | | | | (47) | | | | (47) | |
| Issuance of stock under employee compensation plans, net of forfeitures | | | 1,188 | 2 | 12 | | | (10) | | 4 | |
| Amortization of share-based compensation | | | | | 26 | | | | | 26 | |
| Tax benefit on vesting of restricted stock | | | | | 5 | | | | | 5 | |
| Purchase and retirement of common and treasury stock | | | (1,190) | (1) | (22) | (12) | | | | (35) | |
| Principal payment by Employee Stock Ownership Plan under guaranteed loan | | | | | | | 4 | | | 4 | |
| Notes receivable for restricted stock—payments and forfeitures | | | | | | | | 8 | | 8 | |
| Change in funded status of retirement plans, net of tax of $1 | | | | | | | | | 1 | 1 | |
| Cumulative effect of change in accounting principle—adoption of FIN 48 and the measurement date provision of FAS 158, net of tax of $1 | | | | | | (3) | | | | (3) | |
| Balance at September 30, 2008 | — | $— | 65,278 | $61 | $ 21 | $1,143 | $(30) | $(21) | $75 | $1,249 | |

*The accompanying notes are an integral part of these consolidated financial statements.*

# CABOT CORPORATION

## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

### Years ended September 30

### (In millions, except shares in thousands)

| | Preferred Stock, net of Treasury Stock | | Common Stock, net of Treasury Stock | | Additional Paid-In Capital | Retained Earnings | Deferred Employee Benefits | Notes Receivable for Restricted Stock | Accumulated Other Comprehensive Income | Total Stockholders' Equity | Total Comprehensive Income |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Cost | Shares | Cost | | | | | | | |
| **2009** | | | | | | | | | | | |
| Balance at September 30, 2008 | — | — | 65,278 | $61 | $ 21 | $1,143 | $(30) | $(21) | $ 75 | $1,249 | |
| Net (loss) | | | | | | (77) | | | | | (77) |
| Foreign currency translation adjustment | | | | | | | | | 22 | | 22 |
| Change in employee benefit plans, net of tax of $4 | | | | | | | | | (36) | | (36) |
| Change in unrealized gain (loss) on investments and derivative instruments, net of tax of $1 | | | | | | | | | (1) | | (1) |
| Other comprehensive loss | | | | | | | | | | | (15) |
| Comprehensive loss | | | | | | | | | | (92) | (92) |
| Common dividends paid | | | | | | (48) | | | | (48) | |
| Issuance of stock under employee compensation plans, net of forfeitures | | | 172 | 2 | 3 | | | | | 5 | |
| Application of stock option accounting for restricted stock awards | | | | | (19) | | | 19 | | — | |
| Amortization of share-based compensation | | | | | 14 | | | | | 14 | |
| Purchase and retirement of common and treasury stock | | | (141) | — | (1) | | | | | (1) | |
| Principal payment by Employee Stock Ownership Plan under guaranteed loan | | | | | | | 5 | | | 5 | |
| Notes receivable for restricted stock—payments and forfeitures | | | | | | | | 2 | | 2 | |
| Balance at September 30, 2009 | — | $— | 65,309 | $63 | $ 18 | $1,018 | $(25) | $ — | $ 60 | $1,134 | |

*The accompanying notes are an integral part of these consolidated financial statements.*

## Notes to Consolidated Financial Statements

### Note A. Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies of Cabot Corporation ("Cabot" or "the Company") are described below.

#### *Principles of Consolidation*

The consolidated financial statements include the accounts of Cabot and its wholly-owned subsidiaries and majority-owned and controlled U.S. and non-U.S. subsidiaries. Additionally, Cabot considers consolidation of entities over which control is achieved through means other than voting rights, of which there were none in the periods presented. Intercompany transactions have been eliminated in consolidation.

Cabot evaluated all subsequent events through November 30, 2009, the issuance date of these financial statements, to determine if such events should be reflected in these financial statements as of September 30, 2009. No significant subsequent events were noted during this evaluation.

#### *Cash and Cash Equivalents*

Cash equivalents include all highly liquid investments with a maturity of three months or less at date of acquisition. The Company carries a variety of different cash and cash equivalents on its consolidated balance sheets. Cabot continually assesses the liquidity of cash and cash equivalents and, as of September 30, 2009, has determined that they are readily convertible to cash.

#### *Inventories*

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined using the last-in, first-out ("LIFO") method. The cost of other U.S. and all non-U.S. inventories is determined using the average cost method or the first-in, first-out ("FIFO") method.

#### *Investments*

The Company has investments in equity affiliates and marketable securities. As circumstances warrant, all investments are subject to periodic impairment reviews. Unless consolidation is required, investments in equity affiliates, where Cabot generally owns between 20% and 50% of the affiliate, are accounted for using the equity method. Cabot records its share of the equity affiliate's results of operations based on its percentage of ownership of the affiliate. Dividends received from equity affiliates are a return on investment and are recorded as a reduction to the equity investment value. All investments in marketable securities are classified as available-for-sale and are recorded at their fair market values with the corresponding unrealized holding gains or losses, net of taxes, recorded as a separate component of other comprehensive income within stockholders' equity. Unrealized losses that are determined to be other than temporary, based on current and expected market conditions, are recognized in net income. The fair value of marketable securities is determined based on quoted market prices at the balance sheet dates. The cost of marketable securities sold is determined by the specific identification method. Investments that do not have readily determinable market values are recorded at cost. Short-term investments consist of investments in marketable securities with maturities of one year or less.

#### *Property, Plant and Equipment*

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is calculated using the straight-line method over the estimated useful lives. The depreciable lives for buildings, machinery and equipment, and other fixed assets are twenty to twenty-five years, ten to twenty years, and three to twenty-five years, respectively. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are removed from the consolidated balance sheets and resulting gains or losses are included in income from continuing operations in the consolidated statements of operations.

Expenditures for repairs and maintenance are charged to expenses as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Cabot capitalizes interest costs when they are part of the historical cost of acquiring and constructing certain assets that require a period of time to get them ready for their intended use. During fiscal 2009, 2008 and 2007, Cabot capitalized $4 million, $3 million, and $1 million of interest costs, respectively. These amounts will be amortized over the life of the related assets.

***Goodwill and Other Intangible Assets***

Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for impairment at least annually. The annual review consists of the comparison of each reporting unit's carrying value to its fair value, which is performed as of March 31. The fair value of a reporting unit is based on discounted estimated future cash flows. The assumptions used to estimate fair value include management's best estimates of future growth rates, capital expenditures, discount rates and market conditions over an estimate of the remaining operating period. If an impairment exists, a loss is recorded to writedown the value of goodwill to its implied fair value.

Cabot's intangible assets are primarily comprised of patented and unpatented technology and other intellectual property. Finite lived intangible assets are amortized over their estimated useful lives. Amortization expense was less than $1 million in each of fiscal 2009, 2008, and 2007.

***Assets Held for Rent***

Assets held for rent represent cesium formate product in the Specialty Fluids Segment that will be rented to customers in the normal course of business. Assets held for rent are stated at average cost.

***Assets Held for Sale***

Cabot classifies its long-lived assets as held for sale when management commits to a plan to sell the assets, the assets are ready for immediate sale in their present condition, an active program to locate buyers has been initiated, the sale of the assets is probable and expected to be completed within one year, the assets are marketed at reasonable prices in relation to their fair value and it is unlikely that significant changes will be made to the plan to sell the assets. The Company measures the value of long-lived assets held for sale at the lower of the carrying amount or fair value, less cost to sell.

As of September 30, 2008, the Company classified $7 million of land as held for sale in current assets on the consolidated balance sheet. As of June 30, 2009, the Company determined that this land, while not impaired, is unlikely to be sold within the next twelve months and, therefore, has reclassified the balance from assets held for sale in current assets to other assets in non-current assets in the September 30, 2009 consolidated balance sheet.

***Asset Retirement Obligations***

Cabot estimates incremental costs for special handling, removal and disposal of materials that may or will give rise to conditional asset retirement obligations ("AROs") and then discounts the expected costs back to the current year using a credit adjusted risk free rate. Cabot recognizes ARO liabilities and costs when the timing and/or settlement can be reasonably estimated. The ARO reserves were $12 million and $11 million at September 30, 2009 and 2008, respectively.

### *Impairment of Long-Lived Assets*

Cabot's long-lived assets include property, plant and equipment, long-term investments and intangible assets. The carrying values of long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. An asset impairment is recognized when the carrying value of the asset is not recoverable based on the undiscounted estimated future cash flows to be generated by the asset. Cabot's estimates reflect management's assumptions about selling prices, production and sales volumes, costs and market conditions over an estimate of the remaining operating period. If an impairment is indicated, the asset is written down to fair value. In circumstances when an asset does not have separate identifiable cash flows, an impairment charge is recorded when Cabot is no longer using the asset.

### *Foreign Currency Translation*

The functional currency of the majority of Cabot's foreign subsidiaries is the local currency in which the subsidiary operates. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Income and expense items are translated at average monthly exchange rates during the year. Unrealized currency translation adjustments are accumulated as a separate component of other comprehensive income within stockholders' equity. Realized and unrealized foreign currency gains and losses arising from transactions denominated in currencies other than the subsidiary's functional currency are reflected in net income with the exception of (i) intercompany transactions considered to be of a long-term investment nature; and (ii) foreign currency borrowings designated as net investment hedges. Gains or losses arising from these transactions are included as a component of other comprehensive income. Included in Other income (charges) are net foreign currency transaction losses of $17 million in fiscal 2009, losses of $5 million in fiscal 2008 and gains of $7 million in fiscal 2007. The foreign currency transaction losses recorded in fiscal 2009 included a loss of $6 million related to the remeasurement of Venezuelan Bolivars using a parallel exchange intended to reflect the rate at which Cabot is able to repatriate Bolivars to U.S. dollars.

### *Financial Instruments*

Cabot's financial instruments consist primarily of cash and cash equivalents, short-term and long-term debt, and derivative instruments. The carrying values of Cabot's financial instruments approximate fair value with the exception of certain long-term debt that has not been designated with a fair value hedge. This portion of long-term debt is recorded at face value. The fair values of the Company's derivative instruments are based on quoted market prices, if such prices are available. In situations where quoted market prices are not available, the Company relies on valuation models to derive fair value. Such valuation takes into account the ability of the financial counterparty to perform. Cabot uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates and foreign currency exchange rates, which exist as part of its on-going business operations. Cabot does not enter into contracts for speculative purposes, nor does it hold or issue any financial instruments for trading purposes.

All derivatives are recognized on the consolidated balance sheets at fair value. The changes in the fair value of derivatives are recorded in either earnings or other comprehensive income, depending on whether or not the instrument is designated as part of a hedge transaction and, if designated as part of a hedge transaction, the type of hedge transaction. The gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period in which earnings are affected by the underlying hedged item. The ineffective portion of all hedges is recognized in earnings. Each quarter, the Company analyzes derivatives designated as hedges using prospective and retrospective tests. In the event that the hedging relationship fails the retrospective test, hedge accounting is suspended for the period in which the test failed, resulting in the change in the value of the derivative being recognized in net income with no offset by the hedged item. If the prospective test fails, then the derivative is dedesignated as a hedge, hedge accounting is suspended, and any accumulated balance in equity is immediately recognized in net income.

In accordance with Cabot's risk management strategy, the Company may enter into certain derivative instruments that may not be designated as hedges for hedge accounting purposes. Although these derivatives are not designated as hedges, the Company believes that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. The Company records in earnings the gains or losses from changes in the fair value of derivative instruments that are not designated as hedges.

***Revenue Recognition***

Cabot recognizes revenue when persuasive evidence of a sales arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. Cabot generally is able to ensure that products meet customer specifications prior to shipment. If the Company is unable to determine that the product has met the specified objective criteria prior to shipment, the revenue is deferred until product acceptance has occurred.

Shipping and handling charges related to sales transactions are recorded as sales revenue when billed to customers or included in the sales price. Shipping and handling costs are included in cost of sales.

The following table summarizes the percentages of total net sales and other operating revenues recognized in each of the Company's reportable segments. Other operating revenues, which represent less than two percent of total revenues, are primarily royalties for licensed technology:

| | Years ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Core Segment | | | |
| Rubber Blacks Business | 59% | 60% | 55% |
| Supermetals Business | 6% | 6% | 9% |
| Performance Segment | 29% | 30% | 32% |
| New Business Segment | 3% | 2% | 2% |
| Specialty Fluids Segment | 3% | 2% | 2% |

As indicated above, Cabot derives a substantial majority of its revenues from the sale of products in the Core and Performance Segments. Revenue from these products is typically recognized when the product is shipped and title and risk of loss have passed to the customer. The Company offers certain of its customers cash discounts and volume rebates as sales incentives. The discounts and volume rebates are recorded as a reduction in sales at the time revenue is recognized and are estimated based on historical experience and contractual obligations. Cabot periodically reviews the assumptions underlying its estimates of discounts and volume rebates and adjusts its revenues accordingly. Certain Rubber Blacks Business and Performance Segment customer contracts contain price protection clauses that provide for the potential reduction in past or future sales prices under specific circumstances. Cabot analyzes these contract provisions to determine if an obligation related to these clauses exists and records revenue net of any estimated protection commitments.

The majority of the revenue in the Specialty Fluids Segment arises from the rental of cesium formate. This revenue is recognized throughout the rental period based on the contracted rental terms. Customers are also billed and revenue is recognized, typically at the end of the job, for cesium formate product that is not returned.

***Accounts Receivable***

Trade receivables are recorded at the invoiced amount and do not bear interest. Trade receivables in China may be settled with the receipt of bank issued non-interest bearing notes. These notes totaled 62 million Chinese Renminbi ("RMB") ($9 million) and 82 million RMB ($12 million) as of September 30, 2009 and 2008, respectively, and are included in accounts and notes receivable. Cabot periodically sells a portion of the trade receivables in China at a discount. The difference between the proceeds from the sale and the carrying value of the receivables is recognized as a loss on the sale of receivables and is included in other income (charges) in the accompanying consolidated statements of operations. During fiscal 2009, 2008 and 2007, the Company recorded charges of $1 million, $4 million and $2 million, respectively, for the sale of these receivables.

Cabot maintains allowances for doubtful accounts based on an assessment of the collectibility of specific customer accounts, the aging of accounts receivable and other economic information on both an historical and prospective basis. Customer account balances are charged against the allowance when it is probable the receivable will not be recovered. Changes in the allowance during fiscal 2009 and 2008 were not material. There is no off-balance sheet credit exposure related to customer receivable balances.

***Stock-based Compensation***

Cabot recognizes stock-based awards granted to employees as compensation expense on a fair value method. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the service period, which generally represents the vesting period, and includes an estimate of the awards that will be forfeited. Cabot calculates the fair value of its stock options using the Black-Scholes option pricing model and the fair value of restricted stock using the intrinsic value method.

***Research and Technical Expenses***

Research and technical expenses disclosed in the consolidated statements of operations are expensed as incurred. Research and technical expenses include salaries, equipment and material expenditures, and contractor fees.

***Income Taxes***

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are recognized to the extent that realization of those assets is considered to be more likely than not.

A valuation allowance is established for deferred taxes when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts Cabot has designated to be indefinitely reinvested.

Cabot records its obligation for uncertain tax positions based on an assessment of whether the position is more likely than not to be sustained by the taxing authorities. If this threshold is not met, the full amount of the uncertain tax position is recorded as a liability. If the threshold is met, the tax benefit that is recognized is the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. This analysis presumes the taxing authorities' full knowledge of the positions taken and all relevant facts, but does not consider the time value of money. The Company also accrues for interest and penalties on its uncertain tax positions and includes such charges in its income tax provision in the consolidated statements of operations.

***Accumulated Other Comprehensive Income***

Accumulated other comprehensive income, which is included as a component of stockholders' equity, includes unrealized gains or losses on available-for-sale marketable securities and derivative instruments, currency translation adjustments in foreign subsidiaries, translation adjustments on foreign equity securities and minimum pension liability adjustments.

*Environmental Costs*

Cabot accrues environmental costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single liability amount cannot be reasonably estimated, but a range can be reasonably estimated, Cabot accrues the amount that reflects the best estimate within that range or the low end of the range if no estimate within the range is better. The amount accrued reflects Cabot's assumptions about remediation requirements at the contaminated site, the nature of the remedy, the outcome of discussions with regulatory agencies and other potentially responsible parties at multi-party sites, and the number and financial viability of other potentially responsible parties. Cabot discounts all, or a portion, of environmental and other long-term liabilities to reflect the time value of money if the amount of the liability and the amount and timing of cash payments for the liability are fixed and reliably determinable. The liability will be discounted at a rate that will produce an amount at which the liability theoretically could be settled in an arm's length transaction with a third party. This discounted rate may not exceed the risk-free rate for maturities comparable to those of the liability. Cabot does not reduce its estimated liability for possible recoveries from insurance carriers. Proceeds from insurance carriers are recorded when realized by either the receipt of cash or a contractual agreement.

*Use of Estimates*

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

**Note B. Accounting Pronouncements**

*New and Adopted*

On October 1, 2008 Cabot adopted the authoritative guidance issued by the FASB on fair value measurements, which (i) provides guidance for using fair value to measure assets and liabilities; and (ii) requires additional disclosure about the use of fair value measures, the information used to measure fair value, and the effect fair-value measurements have on earnings. The primary areas in which Cabot utilizes fair value measures are in valuing pension plan assets and liabilities, valuing hedge-related derivative financial instruments, allocating purchase price to the assets and liabilities of acquired companies, and evaluating long-term assets for potential impairment. The guidance does not require any new fair value measurements. In February 2008, the FASB issued an update which defers the effective date of the guidance for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. Effective October 1, 2008, Cabot adopted the portion of the guidance that was not deferred, which includes the disclosures in Note K, and applied the provisions of the statement prospectively to assets and liabilities measured and disclosed at fair value. The adoption of the deferred portion of the guidance on October 1, 2009 is not expected to have a material impact on the Company's consolidated financial statements.

On January 1, 2009 Cabot adopted the authoritative guidance issued by the FASB on disclosures about derivative instruments and hedging activities. The guidance was intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. The disclosures are included in Note M, and the provisions of the statement have been applied prospectively. Therefore, comparative figures are not provided. The disclosure regarding the impact on earnings of amounts reclassified from other comprehensive income has not been included for the full year as it is not material and the guidance was effective only for the last three quarters of the fiscal year.

*Not Yet Adopted*

In December 2007, the FASB issued authoritative guidance on business combinations that will become effective for all business combinations completed by Cabot on or after October 1, 2009. The guidance establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. It also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations.

In December 2007, the FASB issued authoritative guidance that changes the accounting and reporting for non-controlling interests that will become effective for Cabot beginning October 1, 2009. The guidance establishes accounting and reporting standards for the ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in the parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Adoption of the guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities, which is effective for Cabot beginning October 1, 2010. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities, and additional disclosures for variable interests. The Company is evaluating the impact of this guidance on its consolidated financial statements.

## Note C. Acquisitions

*Cabot Malaysia*

On April 1, 2008, Cabot purchased additional shares of its equity affiliate in Malaysia, Cabot Malaysia Sdn. Bhd. ("Cabot Malaysia") for less than $1 million. This purchase increased Cabot's equity ownership in Cabot Malaysia from 49% to approximately 51%, resulting in Cabot's control of the affiliate and, therefore, consolidation of Cabot Malaysia's operating results in the Company's consolidated financial statements as of April 1, 2008.

Prior to the acquisition, Cabot's investment in Cabot Malaysia was accounted for as an equity method investment and the earnings or losses were reflected through the single line item "Equity in net income of affiliated companies" in the consolidated statements of operations. Cabot's investment was included in the line item "Investments: Equity affiliates" in the consolidated balance sheets. As of April 1, 2008, Cabot's share of the earnings or losses are reflected through several line items within the consolidated statements of operations while the minority shareholders' share of the earnings or losses are reflected in "Minority interest in net income", and Cabot's investment in the entity is reflected in each of the relevant asset and liability accounts in the consolidated balance sheets as of September 30, 2009 and 2008.

## Note D. Discontinued Operations

In fiscal 2009, Cabot recorded a loss from discontinued operations of less than $1 million ($0.01 per diluted common share) for legal settlements in connection with its discontinued operations. In fiscal 2008, Cabot did not have material income or charges related to discontinued operations. In fiscal 2007, Cabot recorded income from discontinued operations of $2 million ($0.03 per diluted common share) which included tax benefits of $3 million, partially offset by a charge of less than $1 million for legal settlements.

## Note E. Inventories

Inventories, net of LIFO, are as follows:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Raw materials | $118 | $193 |
| Work in process | 44 | 58 |
| Finished goods | 165 | 246 |
| Other | 31 | 26 |
| Total | $358 | $523 |

Inventories valued under the LIFO method comprised approximately 18% and 14% of total inventories in fiscal 2009 and 2008, respectively. At September 30, 2009 and 2008, the LIFO reserve was $119 million and $140 million, respectively. Other inventory is comprised of certain spare parts and supplies.

During fiscal 2009, 2008 and 2007, inventory quantities were reduced at the Company's U.S. Supermetals site. Additionally, during fiscal 2009 and 2008 inventory quantities were reduced at the Company's U.S. Rubber Blacks and Performance Products sites. These reductions led to liquidations of LIFO inventory quantities and resulted in a decrease of cost of goods sold of $6 million, $14 million and $4 million and an increase in net income of $4 million ($0.07 per diluted common share), $9 million ($0.14 per diluted common share) and $3 million ($0.04 per diluted common share) for fiscal 2009, 2008 and 2007, respectively.

Cabot reviews inventory for both potential obsolescence and potential loss of value periodically. In this review, Cabot makes assumptions about the future demand for and market value of the inventory and, based on these assumptions, estimates the amount of obsolete, unmarketable or slow moving inventory. At September 30, 2009 and 2008, the obsolete inventory reserve was $13 million and $14 million, respectively.

## Note F. Investments

***Equity Affiliates***—Cabot has investments in equity affiliates in the Rubber Blacks and Fumed Metal Oxides Businesses. These investments are accounted for using the equity method. Cabot does not disclose its equity affiliate financial statements separately by entity because none of them are individually material to the consolidated financial statements. The following summarized results of operations and financial position include Cabot's equity based affiliates for the periods presented below.

As discussed in Note C, the Company purchased additional shares of its equity affiliate, Cabot Malaysia, for less than $1 million in fiscal 2008, increasing its ownership from 49% to approximately 51%. Prior to this additional investment, the Company accounted for Cabot Malaysia as an equity method investment. Upon purchase of the additional shares, the Company began accounting for Cabot Malaysia as a consolidated subsidiary. The condensed income statement and balance sheet information for Cabot Malaysia is included in the fiscal 2007 amounts below but excluded from the fiscal 2009 and 2008 amounts:

| | September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Condensed Income Statement Information: | | | |
| Net sales | $172 | $262 | $261 |
| Gross profit | 33 | 48 | 71 |
| Net income | 10 | 16 | 26 |
| Condensed Balance Sheet Information: | | | |
| Current assets | $ 87 | $102 | $ 93 |
| Non-current assets | 64 | 65 | 87 |
| Current liabilities | 34 | 56 | 33 |
| Non-current liabilities | 7 | 8 | 20 |
| Net assets | 110 | 103 | 127 |

At September 30, 2009 and 2008, Cabot had equity affiliate investments of $60 million and $53 million, respectively. Dividends received from these investments were $1 million, $2 million and $10 million in fiscal 2009, 2008 and 2007, respectively.

***Marketable Securities***—Cabot holds short-term and long-term investments in available-for-sale marketable securities. These investments had a fair market value of $1 million as of September 30, 2009 and 2008. Any unrealized losses are reported as a separate component of other comprehensive income within stockholders' equity.

During fiscal 2009, the Company recorded a charge of $1 million of unrealized losses from other comprehensive income to earnings as a result of investment impairments that were deemed other than temporary. No such charges to earnings occurred in fiscal 2008 or 2007.

Cabot made no purchases or sales of available-for-sale securities during fiscal 2009 or 2008. During fiscal 2007, Cabot paid $95 million and received proceeds of $95 million for purchases and sales of available-for-sale securities. There were no gross realized gains (losses) from the sale of available-for-sale securities in fiscal 2009, 2008 or 2007.

No dividends were received from available-for-sale marketable securities during fiscal 2009, 2008 or 2007.

***Cost Investments***—Cabot had cost-based investments of less than $1 million at September 30, 2009 and 2008, which are classified as long-term. No sales of cost-based investments occurred during fiscal 2009, 2008 or 2007.

## Note G. Property, Plant and Equipment

Property, plant and equipment is summarized as follows:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Land and improvements | $ 68 | $ 67 |
| Buildings | 483 | 416 |
| Machinery and equipment | 2,182 | 2,136 |
| Other | 149 | 130 |
| Construction in progress | 118 | 172 |
| Total property, plant and equipment | 3,000 | 2,921 |
| Less: accumulated depreciation | (1,988) | (1,839) |
| Net property, plant and equipment | $ 1,012 | $ 1,082 |

Depreciation expense was $169 million, $162 million and $148 million for fiscal 2009, 2008 and 2007, respectively.

## Note H. Goodwill and Other Intangible Assets

Cabot had goodwill balances of $37 million and $34 million at September 30, 2009 and 2008, respectively. The carrying amount of goodwill attributable to each reportable segment with goodwill balances and the changes in those balances during the years ended September 30, 2009 and 2008 are as follows:

| | Rubber Blacks Business | Performance Segment | Total |
|---|---|---|---|
| | (Dollars in millions) | | |
| Balance at September 30, 2008 | $23 | $11 | $34 |
| Foreign currency translation adjustment | 3 | — | 3 |
| Balance at September 30, 2009 | $26 | $11 | $37 |

Impairment tests are performed at least annually. The Company performed its annual impairment assessment as of March 31, 2009 and determined that there was no impairment.

Cabot does not have any indefinite-lived intangible assets. Finite-lived intangible assets consist of the following:

| | Years Ended September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | |
| | Gross Carrying Value | Accumulated Amortization | Net Intangible Assets | Gross Carrying Value | Accumulated Amortization | Net Intangible Assets |
| | (Dollars in millions) | | | | | |
| Patents | $13 | $(11) | $2 | $13 | $(10) | $3 |

Intangible assets are amortized over their estimated useful lives, which range from ten to fourteen years, with a weighted average amortization period of ten years. Amortization expense amounted to less than $1 million in each of fiscal 2009, 2008 and 2007 and is included in cost of goods sold. Amortization expense is estimated to be less than $1 million in each of the next two fiscal years.

In 2006, Cabot entered into a cross license agreement with Aspen Aerogel, Inc. ("Aspen") where each party granted certain intellectual property rights to the other. In consideration for the license of certain patents granted by Cabot, the Company is entitled to payments totaling $38 million. Cabot received $4 million, $4 million and $2 million in fiscal 2009, 2008 and 2007, respectively, of installment payments which have been recorded in earnings. The remaining $27 million is payable in installments over the next four years, and will be recognized in earnings if and when collectibility is reasonably assured.

## Note I. Accounts Payable, Accrued Liabilities and Other Liabilities

Accounts payable and accrued liabilities included in current liabilities consisted of the following:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Accounts payable | $269 | $314 |
| Accrued employee compensation | 38 | 39 |
| Accrued severance, termination and restructuring | 34 | 4 |
| Other accrued liabilities | 66 | 69 |
| Total | $407 | $426 |

Other long-term liabilities consisted of the following:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Employee benefit plan liabilities | $153 | $113 |
| Non-current tax liabilities | 58 | 62 |
| Financial instrument liabilities | 55 | 48 |
| Other accrued liabilities | 62 | 71 |
| Total | $328 | $294 |

## Note J. Debt and Other Obligations

The Company's long-term obligations, the calendar year in which they mature and their respective interest rates are summarized below:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Variable Rate Debt: | | |
| $400 million Revolving Credit Facility: | | |
| Yen drawdown, due 2010 | $ — | $ 88 |
| US Dollar drawdowns, due 2010 | — | 155 |
| Chinese Renminbi Notes, due 2010 – 2012, 5.00% to 5.40% | 23 | 40 |
| Total variable rate debt | 23 | 283 |
| Fixed Rate Debt: | | |
| 5% Notes due 2016, net of discount | $298 | $ — |
| Medium Term Notes (average stated rate): | | |
| Notes due 2011, 7.26% | $ 15 | $ 45 |
| Notes due 2012 – 2022, 8.28% | 44 | 44 |
| Notes due 2018, 7.42% | 30 | 30 |
| Note due 2027, 7.28% | 8 | 8 |
| Note due 2027, 6.57% | 1 | 1 |
| Total Medium Term Notes | 98 | 128 |
| Eurobond, due 2013, 5.25%, net of discount | 178 | 176 |
| Guarantee of ESOP Note, due 2013, 8.29% | 25 | 30 |
| Other, due 2027, 2% | 5 | 6 |
| Total fixed rate debt | 604 | 340 |
| Capital lease, due 2010 – 2021 | 1 | 2 |
| Total debt | 628 | 625 |
| Less current portion of long-term debt | (5) | (39) |
| Total long-term debt | $623 | $586 |

***$400 million Revolving Credit Facility***—Cabot has a $400 million revolving credit facility that permits the Company to borrow funds on an unsecured basis in various currencies at floating interest rates. These floating interest rates are dependent upon the currency in which its borrowings are denominated. Generally, the rates are determined based upon LIBOR plus a spread, which is based on the Company's credit rating. The credit facility expires on August 3, 2010. Cabot did not have any outstanding indebtedness under this facility as of September 30, 2009. However, the Company has $16 million of committed but undrawn letters of credit against this facility. The revolving credit facility agreement contains affirmative, negative and financial covenants, including financial covenants for certain maximum indebtedness and, under certain conditions, minimum cash flow requirements.

***Chinese Renminbi Debt***—The Company's consolidated Chinese subsidiaries had $23 million and $40 million of unsecured long-term debt outstanding at September 30, 2009 and 2008, respectively. As of September 30, 2009, $4 million was available under a committed line that expires in 2011.

***Other Committed Lines of Credit***—The Company has approximately $72 million in borrowing capacity under certain foreign currency denominated facilities. These are unsecured and bear variable interest, if used, at local overnight rates.

***5% Notes***—On September 24, 2009, Cabot issued $300 million in public notes with a coupon of 5% that will mature on October 1, 2016. These notes are unsecured and will pay interest on April 1 and October 1 of each year. The net proceeds of this offering were $296 million after deducting discounts and issuance costs. The discount of approximately $2 million was recorded at issuance and it is being amortized over the life of the notes. A portion of the proceeds was used to repay the outstanding indebtedness under the Company's revolving credit facility. The remaining portion of the proceeds will be used for general corporate purposes.

***Medium Term Notes***—At September 30, 2009 and 2008, there were $98 million and $128 million, respectively, of unsecured medium term notes outstanding issued to numerous lenders with various fixed interest rates and maturity dates. The weighted average maturity of the total outstanding medium term notes is 7.5 years with a weighted average interest rate of 7.8%. As described in Note M, the Company has entered into variable interest rate swaps for certain designated medium term notes to offset the changes in the fair value of the underlying debt.

***Eurobond***—A European subsidiary issued an unsecured $175 million bond with a fixed coupon rate of 5.25% in fiscal 2003. The bond matures on September 1, 2013, with interest due on March 1 and September 1 of each year. A discount of approximately $1 million was recorded at issuance and is being amortized over the life of the bond. Amortization of the discount was immaterial for fiscal 2009, 2008 and 2007. As described in Note M, the Company has entered into cross-currency swaps and a floating interest rate swap to hedge the variability in cash flows for changes in the exchange rates and to offset a portion of the changes in the fair value of the underlying debt.

***ESOP Debt***—In November 1988, Cabot's Employee Stock Ownership Plan ("ESOP") borrowed $75 million from an institutional lender in order to finance its purchase of 75,000 shares of Cabot's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.29% per annum and is to be repaid in quarterly installments through December 31, 2013. Cabot, as guarantor, has reflected the outstanding balance of $25 million and $30 million as long-term debt in the consolidated balance sheets at September 30, 2009 and 2008, respectively. An equal amount, representing deferred employee benefits, has been recorded as a reduction to stockholders' equity. All of Cabot's outstanding preferred stock was converted to common stock during the fourth quarter of fiscal 2007.

***Capital Lease Obligations***—Cabot has capital lease obligations for certain equipment with a net present value of $1 million. Cabot will make payments totaling $3 million over the next twelve years, including $2 million of imputed interest. Cabot has assets under capital leases of which the original costs at both September 30, 2009 and 2008 were $2 million. The accumulated depreciation of assets under capital leases was $1 million at both September 30, 2009 and 2008. The amortization related to those assets under capital lease is included in depreciation expense.

The aggregate principal amounts of long-term debt and capital lease obligations due in each of the five years from fiscal 2010 through 2014 and thereafter are as follows:

| Fiscal Years Ended | (Dollars in millions) |
|---|---|
| 2010 | $ 5 |
| 2011 | 25 |
| 2012 | 54 |
| 2013 | 185 |
| 2014 | 2 |
| Thereafter | 357 |
| Total | $628 |

At September 30, 2009, the Company had provided standby letters of credit that were outstanding and not drawn totaling $41 million, which expire through fiscal 2011.

***Short-term Notes Payable to Banks***—The Company had unsecured short-term notes payable to banks of $29 million and $91 million as of September 30, 2009 and 2008, respectively. The weighted-average interest rate on short-term notes payable is 5.9% and 7.4% for fiscal 2009 and 2008, respectively.

## Note K. Fair Value Measurements

On October 1, 2008 Cabot adopted the authoritative guidance issued by the FASB on fair value measurements. As permitted by the guidance, Cabot elected to defer implementation of the provisions of the guidance for nonfinancial assets and nonfinancial liabilities until October 1, 2009, except for nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The disclosures focus on the inputs used to measure fair value. The guidance establishes the following hierarchy for categorizing these inputs:

Level 1—Quoted market prices in active markets for identical assets or liabilities

Level 2—Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs)

Level 3—Significant unobservable inputs

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2009. The derivatives presented in the table below are presented by derivative type, net of the legal right to offset derivative settlements by each counterparty:

| | Level 1 Inputs | Level 2 Inputs | Total |
|---|---|---|---|
| | (Dollars in Millions) | | |
| Assets at fair value: | | | |
| Equity securities[1] | $ 2 | $— | $ 2 |
| Guaranteed investment contract[2] | — | 14 | 14 |
| Derivatives relating to: | | | |
| Interest rates[3] | — | 4 | 4 |
| Total assets at fair value | $ 2 | $18 | $20 |
| Liabilities at fair value: | | | |
| Derivatives relating to: | | | |
| Foreign currency[3] | $— | $65 | $65 |
| Total liabilities at fair value | $— | $65 | $65 |

(1) The Company's investments in equity securities are included in "Short-term marketable securities" and "Long-term marketable securities and cost investments" in the consolidated balance sheets.

(2) The Company's guaranteed investment contract is included in "Other assets" in the consolidated balance sheets.

(3) The Company's derivatives are included in "Other assets" and "Other liabilities" in the consolidated balance sheets.

## Note L. Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments at September 30, 2009 and 2008 are as follows:

| | 2009 | | 2008 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (Dollars in millions) | | | |
| Assets: | | | | |
| Cash and cash equivalents | $304 | $304 | $129 | $129 |
| Short-term marketable securities | 1 | 1 | 1 | 1 |
| Accounts and notes receivable | 452 | 452 | 646 | 646 |
| Derivative instruments | 1 | 1 | 2 | 2 |
| Liabilities: | | | | |
| Notes payable to banks—short-term | 29 | 29 | 91 | 91 |
| Accounts payable and accrued liabilities | 407 | 407 | 426 | 426 |
| Long-term debt—fixed rate | 604 | 619 | 340 | 294 |
| Long-term debt—floating rate | 23 | 23 | 283 | 283 |
| Derivative instruments | 62 | 62 | 48 | 48 |

At September 30, 2009 and 2008, the fair values of cash, cash equivalents, accounts receivables, accounts payable and notes payable to banks approximated carrying values because of the short-term nature of these instruments. The estimated fair values of available for sale marketable securities, as described in Note K, are based on the market price at the respective year-ends. The estimated fair values of the derivative instruments as described in Note K are estimated based on the amount that Cabot would receive or pay to terminate the agreements at the respective year-ends. The fair value of Cabot's fixed rate long-term debt is estimated based on comparable quoted market prices at the respective year ends. The carrying amounts of Cabot's floating rate long-term debt approximates their fair value.

## Note M. Financial Instruments

### *Risk Management*

Cabot's business operations are exposed to changes in interest rates, foreign currency exchange rates and commodity prices because Cabot finances certain operations through long- and short-term borrowings, denominates transactions in a variety of foreign currencies and purchases certain commoditized raw materials. Changes in these rates and prices may have an impact on future cash flows and earnings. The Company manages these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company has policies governing the use of derivative instruments and does not enter into financial instruments for trading or speculative purposes. All of the derivative instruments Cabot enters into are reviewed and approved by the Financial Risk Management Committee, an internal management committee responsible for overseeing Cabot's financial risk management policy.

By using derivative instruments, Cabot is subject to credit and market risk. If a counterparty fails to fulfill its performance obligations under a derivative contract, Cabot's exposure will equal the fair value of the derivative. Generally, when the fair value of a derivative contract is positive, the counterparty owes Cabot, thus creating a payment risk for Cabot. The Company minimizes counterparty credit (or repayment) risk by entering into transactions with major financial institutions of investment grade credit rating. As of September 30, 2009, the counterparties that the Company has executed derivatives with were rated between AA and A, inclusive, by Standard and Poor's. Cabot's exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flow. No significant concentration of credit risk existed at September 30, 2009.

***Interest Rate Risk Management***

Cabot's objective is to maintain a certain range of fixed-to-floating interest rate mix on the Company's debt portfolio. Cabot enters into interest rate swaps as a hedge of the underlying debt instruments to effectively change the characteristics of the interest rate without changing the debt instrument. The following table provides details of the derivatives held as of September 30, 2009 used to manage interest rate risk.

| Description | Borrowing | Notional Amount | Hedge Designation |
|---|---|---|---|
| Interest Rate Swaps—Fixed to Variable | Eurobond (20% of $175 million) | USD 35 million | Fair Value |
| Interest Rate Swaps—Fixed to Variable | Medium Term Notes | USD 8 million | Fair Value |
| Interest Rate Swaps—Fixed to Variable | Medium Term Notes | USD 15 million | Fair Value |

***Foreign Currency Risk Management***

Cabot's international operations are subject to certain risks, including currency exchange rate fluctuations and government actions. Cabot endeavors to match the currency in which debt is issued to the currency of the Company's major, stable cash receipts. In some situations Cabot has issued debt denominated in U.S. dollars and then entered into cross currency swaps that exchange the dollar principal and interest payments into a currency where the Company expects long-term, stable cash receipts.

Additionally, the Company has foreign currency exposure arising from its net investments in foreign operations. Cabot enters into cross-currency swaps to mitigate the impact of currency rate changes on the Company's net investments.

The Company also has foreign currency exposure arising from the denomination of current assets and current liabilities in foreign currencies other than the functional currency of a given subsidiary as well as the risk that currency fluctuations could affect the dollar value of future cash flows generated in foreign currencies. Accordingly, Cabot uses short-term forward contracts to minimize the exposure to foreign currency risk. These forward contracts typically have a duration of 30 days.

In certain situations where the Company has forecasted purchases under a long-term commitment denominated in a foreign currency, Cabot may enter into appropriate financial instruments in accordance with the Company's risk management policy to hedge future cash flow exposures. The following table provides details of the derivatives held as of September 30, 2009 used to manage foreign currency risk.

| Description | Borrowing | Notional Amount | Hedge Designation |
|---|---|---|---|
| Cross Currency Swap | N/A | USD 20 million swapped to JPY 2.5 billion | Net investment hedge |
| Cross Currency Swap | Eurobond (20% of $175 million) | USD 35 million swapped to EUR 31 million | No designation |
| Cross Currency Swap | Eurobond (80% of $175 million) | USD 140 million swapped to EUR 124 million | No designation |
| Forward Foreign Currency Contracts | N/A | (a) | No designation |

(a) Cabot's forward foreign exchange contracts are denominated primarily in the Japanese yen, British pound sterling, Canadian dollar, Australian dollar and Euros. The duration of these forwards is generally 30 days. The total net notional dollar value of these forward contracts at September 30, 2009 was $61 million.

***Commodity Risk Management***

Certain of Cabot's carbon black plants in Europe are subject to mandatory greenhouse gas emission trading schemes. Cabot's objective is to ensure compliance with the European Union ("EU") Emission Trading Scheme, which is based upon a Cap-and-Trade system that establishes a maximum allowable emission credit for each ton of $CO_2$ emitted. European Union Allowances ("EUAs") originate from the individual EU state's country allocation process and are issued by that country's government. A company that has an excess of EUAs based on the $CO_2$ emissions limits may sell EUAs in the Emission Trading Scheme and if they have a shortfall, a company can buy EUAs or Certified Emission Reduction ("CER") units to comply.

In order to limit the variability in cost to Cabot's European operations, the Company committed to current prices by entering into agreements which run from fiscal 2010 to 2013 to purchase CERs and to sell EUAs. The following table provides details of the derivatives held as of September 30, 2009 used to manage commodity risk.

| | Net Notional Amount | Net Buyer/ Net Seller | Hedge Designation |
|---|---|---|---|
| EUAs | EUR 2 million | Seller | No designation |
| CERs | EUR 2 million | Buyer | No designation |

The Company also has exposure to the prices of commodities in its procurement of certain raw materials. In order to manage the price volatility associated with forecasted inventory purchases, Cabot may enter into swap trades to buy such commodities. At September 30, 2009, the Company did not have any such open contracts outstanding.

### *Accounting for Derivative Instruments and Hedging Activities*

The Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available for various types of financial instruments (such as forwards, options and swaps), the Company uses standard models with market-based inputs, which take into account the present value of estimated future cash flows and the ability of the financial counterparty to perform.

*Fair Value Hedge*

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current period earnings.

*Cash Flow Hedge*

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is recorded in other comprehensive income and reclassified to earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period earnings. At September 30, 2009, there were no open derivatives designated as cash flow hedges.

*Net Investment Hedge*

For net investment hedges, changes in the fair value of the effective portion of the derivatives' gains or losses are reported as foreign currency translation gains or losses in other comprehensive income while changes in the ineffective portion are reported in earnings. During the fourth quarter of fiscal 2009, the Company paid down its Yen denominated debt that had previously been designated as a nonderivative net foreign investment hedge. During fiscal 2009 and fiscal 2008, the loss recorded in other comprehensive income was $16 million and $8 million, respectively, offset by an increase in the value of the underlying net equity of the hedged entity. The gains or losses on derivative instruments reported in other comprehensive income will be reclassified to earnings in the period in which earnings are affected by the underlying item, such as a disposal or substantial liquidation of the entities being hedged.

*Other Derivative Instruments*

From time to time, the Company may enter into certain derivative instruments that may not be designated as hedges. Although these derivatives do not qualify for hedge accounting, Cabot believes that such instruments are closely correlated with the underlying exposure, thus managing the associated risk. The gains or losses from changes in the fair value of derivative instruments that are not accounted for as hedges are recognized in current period earnings.

The following table provides the fair value and consolidated balance sheet presentations of derivative instruments by each derivative type, without regard to the legal right to offset derivative settlement by each counterparty:

| Fair Value of Derivative Instruments | Balance Sheet Location | September 30, 2009 |
|---|---|---|
| | | (Dollars in millions) |
| Asset Derivatives | | |
| Derivatives designated as hedges | | |
| Interest Rate[(1)] | Noncurrent Other Assets | $ 3 |
| Total derivatives designated as hedges | | $ 3 |
| Derivatives not designated as hedges | | |
| Foreign currency | Other Assets | $— |
| Commodity contracts[(2)] | Other Assets & Noncurrent Other Assets | 3 |
| Total derivatives not designated as hedges | | 3 |
| Total Asset Derivatives | | $ 6 |
| Liability Derivatives | | |
| Derivatives designated as hedges | | |
| Interest Rate | Other Liabilities | $— |
| Foreign currency | Accrued Liabilities | 7 |
| Total derivatives designated as hedges | | $ 7 |
| Derivatives not designated as hedges | | |
| Foreign currency[(1)] | Accrued Liabilities and Other Liabilities | $58 |
| Commodity contracts[(2)] | Other Assets & Noncurrent Other Assets | 2 |
| Total derivatives not designated as hedges | | $60 |
| Total Liability Derivatives | | $67 |

(1) Interest rate contracts of $2 million presented on a gross basis in this table have the legal right to offset against certain foreign currency derivatives with a common counterparty and, therefore, are presented on a net basis in "Other liabilities" in the consolidated balance sheet.

(2) Commodity contracts in an asset and liability position presented on a gross basis in this table have the legal right of offset and, therefore, are presented on a net basis in current "Other assets" and noncurrent "Other assets" in the consolidated balance sheet.

See Note K "Fair Value Measurements" for classification of derivatives by input level as required by FASB authoritative guidance.

The net after-tax amounts to be reclassified from accumulated other comprehensive income to earnings within the next 12 months are expected to be immaterial.

**Note N. Employee Benefit Plans**

Cabot provides both defined benefit and defined contribution plans for its employees. The defined benefit plans consist of the Cabot Cash Balance Plan ("CBP"), a Supplemental Cash Balance Plan ("SCBP") and several foreign pension plans. The defined contribution plans consist of the Cabot Retirement Savings Plan ("RSP"), a Supplemental Retirement Savings Plan ("SRSP") and several foreign plans. Cabot also provides postretirement benefit plans, which include medical coverage and life insurance.

***Defined Contribution Plans***

Cabot recognized expenses related to U.S. and foreign defined contribution plans in the amount of $9 million in fiscal 2009 and $10 million for each of fiscal 2008 and 2007.

*Retirement Savings Plan*

The RSP is a U.S. defined contribution plan, which encourages long-term systematic savings and provides funds for retirement or possible earlier needs. The RSP has two components, a 401(k) plan and an Employee Stock Ownership Plan ("ESOP").

401(k)

The 401(k) component of the plan allows an eligible participant to contribute a percentage of his or her eligible compensation on a before-tax or after-tax basis. For employees not subject to a collective bargaining agreement, Cabot makes a matching contribution of 75% of a participant's contribution up to 7.5% of the participant's eligible compensation, making the maximum matching contribution an amount equal to 5.625% of a participant's eligible compensation. This matching contribution is in the form of Cabot common stock and is made on a quarterly basis.

Employee Stock Ownership Plan

Other than certain employees subject to collective bargaining agreements, all eligible employees of Cabot and its participating subsidiaries in the U.S. participate in the ESOP component of the plan. Under the ESOP, which is 100% Company funded, 108,696.645 shares of Cabot common stock are allocated to participants' accounts at the end of each quarter. These shares are allocated based on a pre-determined formula. Cabot has established a minimum and maximum contribution percentage of total eligible pay of 4% and 8%, respectively. The actual contribution percentage in any given quarter varies depending on Cabot's stock price on the last day of the relevant quarter, the total eligible compensation and the amount of the dividends allocated to participants. If the calculated contribution allocation falls below 4%, the Company makes an additional contribution in the form of Cabot common stock to bring the total contribution to 4% for the participant. If the calculated contribution allocation exceeds 8% of eligible compensation, the excess shares are used to fund the Company match on the 401(k) contributions. If there are still shares remaining after the Company match has been allocated, the remaining shares are allocated to all participants in the ESOP as additional contribution shares.

*Supplemental Retirement Savings Plan*

Cabot's SRSP provides benefits to highly compensated employees in circumstances in which the maximum limits established under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code prevent them from receiving Company matching and ESOP contributions provided under the qualified RSP. The SRSP is non-qualified and unfunded. See Note O for further information on the SRSP.

***Defined Benefit Plans***

Defined benefit plans provide pre-determined benefits to employees to be distributed for future use upon retirement. Measurement of defined benefit pension expense is based on assumptions used to value the defined benefit pension liability (including assets) at the beginning of the year. The CBP and certain foreign pension plans generally use the straight-line method of amortization over five years for the unrecognized net gains and losses. Cabot used a September 30 measurement date for all U.S. and foreign plan obligations and assets in both fiscal 2009 and 2008. In prior years, Cabot used a June 30 measurement date for all U.S. and foreign plan obligations and assets. This change in measurement date was in response to a change in accounting standards. The adoption of the change in measurement date on September 30, 2008 resulted in a decrease in retained earnings of $4 million and is reflected in the Consolidated Statements of Changes in Stockholders' Equity. Cabot is making all required contributions to the plans.

*Cash Balance Plan*

The CBP is a hybrid defined benefit pension plan, in which participants in the CBP accrue benefits in the form of account balances, with a guaranteed rate of return and defined notional contributions. The notional contributions take the form of pay-based credits, which are computed as a percentage of eligible pay and credited quarterly to participant accounts. Interest is credited quarterly based on the average one-year Treasury bill rate for the month of November in the preceding calendar year. As of September 30, 2009, 77 employees have "grandfathered" benefits under a traditional defined benefit formula, which, under certain circumstances, may entitle them to benefits in addition to those accrued under the CBP formula described above. Cabot contributes to the plan based on the fair value of plan assets and associated returns and Cabot's obligations and their timing.

*Supplemental Cash Balance Plan*

Cabot's SCBP provides benefits to highly compensated employees in circumstances in which the maximum limits established under ERISA and the Internal Revenue Code prevent them from receiving some of the benefits provided under the qualified CBP. This plan is non-qualified and unfunded. The obligations in connection with the SCBP plan were $5 million and $6 million as of September 30, 2009 and 2008, respectively, and have been recorded in other liabilities. Both the CBP and the SCBP qualify as defined benefit plans.

Cabot provides benefits under defined benefit formulas to employees in certain non-U.S. locations through several foreign defined benefit plans.

***Postretirement Benefit Plans***

Cabot also has postretirement benefit plans that provide certain health care and life insurance benefits for retired employees. Typical of such plans, the Cabot postretirement benefit plans are unfunded. Cabot funds the plans as claims or insurance premiums come due. In order to limit its financial exposure, Cabot established a per retiree cap in the U.S. in 1992 on the amount it would contribute to retiree medical costs.

On September 30, 2009, Cabot announced changes effective January 1, 2010 to its postretirement medical and life insurance plans. The plan changes significantly reduce the number of current employees eligible to receive Company provided retiree life insurance and Company contributions towards retiree medical premiums in the future.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 was passed by the United States Congress in March 2003. Cabot has determined that its U.S. postretirement health care plan provides a drug benefit that is actuarially equivalent to the Medicare Part D benefit. Under the plan's cost sharing arrangement with retirees, the subsidy that Cabot receives from Medicare is generally used to offset a portion of the costs of providing retiree medical coverage.

Measurement of postretirement benefit expense is based on actuarial assumptions used to value the postretirement benefit liability at the beginning of the year. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The fiscal 2009 weighted-average assumed health care cost trend rate is 8% for U.S. plans and 9% for foreign plans. The ultimate weighted-average health care cost trend rate has been designated as 5% for U.S. plans and 7% for foreign plans and is anticipated to be achieved during 2015 and 2016, respectively. A one-percentage point change in the 2009 assumed health care cost trend rate would have the following effects:

| | 1-Percentage-Point | | | |
|---|---|---|---|---|
| | Increase | | Decrease | |
| | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | |
| Effect on postretirement benefit obligation | $— | $3 | $— | $(2) |

The following provides a reconciliation of benefit obligations, plan assets, the funded status and weighted-average assumptions of the defined benefit pension and postretirement benefit plans.

| | Years Ended September 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2009 | | 2008 | |
| | Pension Benefits | | | | Postretirement Benefits | | | |
| | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | | | | | |
| **Change in Benefit Obligations:** | | | | | | | | |
| Benefit obligation at beginning of year | $113 | $207 | $126 | $250 | $ 73 | $ 14 | $ 88 | $ 15 |
| Service cost | 4 | 5 | 4 | 6 | 2 | — | 2 | — |
| Interest cost | 8 | 12 | 7 | 12 | 5 | 1 | 5 | 1 |
| Plan participants' contribution | — | 1 | — | 1 | — | — | — | — |
| Foreign currency exchange rate changes | — | — | — | (10) | — | (1) | — | (1) |
| (Gain)/loss from changes in actuarial assumptions | 26 | 21 | (12) | (36) | 11 | 2 | (17) | — |
| Benefits paid[1] | (14) | (15) | (15) | (21) | (5) | — | (7) | (1) |
| Plan amendments | — | — | — | — | (17) | — | — | — |
| Curtailment (gain) loss | — | (3) | — | — | — | (1) | — | — |
| Other | — | — | 3 | 5 | — | — | 2 | — |
| Benefit obligations at end of year | $137 | $228 | $113 | $207 | $ 69 | $ 15 | $ 73 | $ 14 |
| **Change in Plan Assets:** | | | | | | | | |
| Fair value of plan assets at beginning of year | $109 | $186 | $144 | $219 | $ — | $ — | $ — | $ — |
| Actual return on plan assets | 1 | 12 | (20) | (18) | — | — | — | — |
| Employer contribution | 8 | 11 | 1 | 16 | 5 | 1 | 8 | — |
| Plan participants' contribution | — | 1 | — | 1 | — | — | — | — |
| Foreign currency exchange rate changes | — | (2) | — | (11) | — | — | — | — |
| Benefits paid | (14) | (15) | (16) | (21) | (5) | (1) | (8) | — |
| Fair value of plan assets at end of year | $104 | $193 | $109 | $186 | $ — | $ — | $ — | $ — |
| Funded status | $ (33) | $ (35) | $ (4) | $ (21) | $(69) | $(15) | $(73) | $(14) |
| Recognized asset (liability) | $ (33) | $ (35) | $ (4) | $ (21) | $(69) | $(15) | $(73) | $(14) |

[1] Included in this amount is $4 million and $2 million that the Company paid directly to participants in its defined benefit plans in fiscal 2009 and fiscal 2008, respectively.

| | Years Ended September 30 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2009 | | 2008 | |
| | Pension Benefits | | | | Postretirement Benefits | | | |
| | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | | | | | |
| **Net Amounts Recognized in the Consolidated Balance Sheets** | | | | | | | | |
| Noncurrent assets | $ — | $ 9 | $ 2 | $ 9 | $ — | $ — | $ — | $ — |
| Current liabilities | — | (1) | (1) | (1) | (6) | (1) | (7) | (1) |
| Noncurrent liabilities | (33) | (43) | (5) | (29) | (63) | (14) | (66) | (13) |
| Accumulated other comprehensive (income) | 28 | 43 | (7) | 25 | (18) | 3 | (14) | 2 |
| Net amount recognized in consolidated balance sheet | $ (5) | 8 | $(11) | $ 4 | $(87) | $(12) | $(87) | $(12) |

Amounts recognized in Accumulated other comprehensive income (loss) at September 30, 2009 were as follows:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | |
| Net actuarial loss | $26 | $44 | $ 1 | $ 3 |
| Net prior service cost (credit) | 2 | (1) | (19) | — |
| Net transition asset | — | — | — | — |
| Balance in accumulated other comprehensive income at September 30, 2009, pretax | $28 | $43 | $(18) | $ 3 |

In fiscal 2010, an estimated net loss of $2 million will be amortized from accumulated other comprehensive income to net periodic benefit cost. In addition, amortization of estimated prior service credits of $4 million for other postretirement benefits will be amortized from accumulated other comprehensive income to net periodic benefit costs in fiscal 2010.

***Pension Assumptions and Strategy***

The following assumptions were used to determine the benefit obligations at September 30:

| | Assumptions as of September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Pension Benefits | | | | | |
| | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign |
| Actuarial assumptions as of the year-end measurement date: | | | | | | |
| Discount rate | 5.3% | 5.0% | 7.5% | 6.4% | 6.0% | 5.3% |
| Assumed rate of increase in compensation | 3.8% | 3.4% | 4.5% | 3.5% | 4.5% | 3.6% |
| Actuarial assumptions used to determine net cost during the year: | | | | | | |
| Discount rate | 7.5% | 6.4% | 6.0% | 5.3% | 6.0% | 5.0% |
| Expected rate of return on plan assets | 7.8% | 6.5% | 7.8% | 6.4% | 7.8% | 6.3% |
| Assumed rate of increase in compensation | 4.5% | 3.8% | 4.5% | 3.6% | 4.5% | 3.5% |

| | Assumptions as of September 30 | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Postretirement Benefits | | | | | |
| | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign |
| Actuarial assumptions as of the year-end measurement date: | | | | | | |
| Discount rate | 5.3% | 5.2% | 7.5% | 7.1% | 6.0% | 5.6% |
| Assumed annual rate of increase in health care benefits | 3.8% | 3.3% | 4.5% | 4.0% | 9.0% | 8.5% |
| Actuarial assumptions used to determine net cost during the year: | | | | | | |
| Discount rate | 7.5% | 7.1% | 6.0% | 5.6% | 6.0% | 5.3% |
| Assumed annual rate of increase in health care benefits | 4.5% | 4.0% | 4.5% | 4.0% | 10.0% | 8.6% |

Cabot uses discount rates as of September 30, the plans' measurement date, to determine future benefit obligations under its U.S. and foreign defined benefit plans. The discount rates for the defined benefit plans in the U.S. and Canada are derived from yield curves. The yield curve used for the U.S. plans is the Citigroup Pension discount curve. The yield curve used for the Canadian plans is the Government of Canada yield curve, adjusted for a credit spread in consideration of the CIBC World Market AA Corporate Bond Index. The discount rates for the European, Japanese and Indonesian defined benefit plans are based on government bond indices that best reflect the durations of the plans, adjusted for credit spreads presented in selected AA corporate bond indices.

The rates utilized are selected because they represent long-term, high quality, fixed income benchmarks that approximate the long-term nature of Cabot's pension obligations and related payouts.

Cabot's investment strategy for each of its defined benefit plans in the U.S. and abroad is generally based on a set of investment objectives and policies that cover time horizons and risk tolerance levels consistent with plan liabilities. Periodic studies are performed to determine the asset mix that will meet pension obligations at a reasonable cost to the Company. The assets of the defined benefit plans are comprised principally of investments in equity and high quality fixed income securities, which are broadly diversified across the capitalization and style spectrum and are managed using both active and passive strategies. The weighted average target asset allocation for the U.S. plan is 65% in equity and 35% in fixed income. As of September 30, 2009, the weighted average target asset allocation for foreign plans was 45% in equity, 51% in fixed income and 4% in cash and other securities.

The Company's defined benefit pension plans weighted-average asset allocations at September 30, 2009 and 2008, by asset category are as follows:

| | Pension Assets | | | |
|---|---|---|---|---|
| | September 30 | | | |
| | 2009 | | 2008 | |
| | U.S. | Foreign | U.S. | Foreign |
| **Asset Category:** | | | | |
| Equity securities | 67% | 48% | 64% | 43% |
| Debt securities | 33% | 47% | 36% | 52% |
| Cash and other securities | — | 5% | — | 5% |
| Total | 100% | 100% | 100% | 100% |

To develop the expected long-term rate of return on plan assets assumption, the Company used a capital asset pricing model. The model considers the current level of expected returns on risk-free investments comprised of government bonds, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested, and the expectations for future returns for each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return for each plan.

***Curtailments and settlements of employee benefit plans***

The Company incurred five curtailments and three settlements of certain of its employee benefit plans during fiscal 2009 which were primarily a result of the 2009 Global Restructuring Plan. During fiscal 2009, the Company recognized a net gain associated with these curtailments and settlements of approximately $2 million.

Net periodic defined benefit pension and other postretirement benefit costs include the following components:

| | Years Ended September 30 | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | | 2009 | | 2008 | | 2007 | |
| | Pension Benefits | | | | | | Postretirement Benefits | | | | | |
| | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | | | | | | | | | |
| Service cost | $ 4 | $ 5 | $ 4 | 6 | $ 5 | $ 6 | $ 2 | — | $ 2 | — | $ 2 | — |
| Interest cost | 8 | 12 | 7 | 12 | 8 | 12 | 5 | 1 | 5 | 1 | 5 | 1 |
| Expected return on plan assets | (9) | (12) | (9) | (13) | (10) | (12) | — | — | — | — | — | — |
| Amortization of prior service cost | — | — | — | — | — | — | (1) | — | (1) | — | (1) | — |
| Net losses (gains) | (1) | 1 | — | 2 | — | 4 | — | — | — | — | — | — |
| Settlements or termination benefits | — | (1) | — | — | — | — | (1) | — | — | — | — | — |
| Net periodic benefit cost (benefit) | $ 2 | $ 5 | $ 2 | $ 7 | $ 3 | $ 10 | $ 5 | $ 1 | $ 6 | $ 1 | $ 6 | $ 1 |

The accumulated benefit obligation was $131 million for the U.S. defined benefit plans and $213 million for the foreign plans as of September 30, 2009 and $108 million for the U.S. defined benefit plans and $188 million for the foreign plans at September 30, 2008.

***Estimated Future Benefit Payments***

The Company expects that the following benefit payments will be made to plan participants in the years from 2010 to 2019:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | U.S. | Foreign | U.S. | Foreign |
| | (Dollars in millions) | | | |
| **Years Ended:** | | | | |
| 2010 | $13 | $15 | $ 6 | $1 |
| 2011 | 10 | 17 | 6 | 1 |
| 2012 | 9 | 15 | 6 | 1 |
| 2013 | 9 | 16 | 6 | 1 |
| 2014 | 10 | 15 | 6 | 1 |
| 2015-2019 | 56 | 81 | 28 | 4 |

## Note O. Stock-Based Compensation

The Company has established equity compensation plans that provide stock-based compensation to eligible employees. The 2009 Long-Term Incentive Plan (the "2009 Plan"), which was approved by Cabot's stockholders on March 12, 2009, authorizes the issuance of 6.4 million shares of common stock and is the Company's only equity incentive plan under which awards may currently be made to employees. Prior plans include the 2006 Long-Term Incentive Plan (the "2006 Plan"), the 1999 Equity Incentive Plan, and the 1996 Equity Incentive Plan. Awards made under each of these prior plans remained outstanding at September 30, 2009.

The terms of awards made under Cabot's equity compensation plans are generally determined by the Compensation Committee of Cabot's Board of Directors. Prior to 2009, the principal awards made under these equity plans consisted of grants of restricted stock and stock options. The shares of restricted stock issued under these plans were generally purchased by the employee at a price equal to 30% of the market price of Cabot's common stock on the date of grant, with vesting dates three years after the date of grant.

The stock options issued under the plans were issued with an exercise price equal to 100% of the market price of Cabot's common stock on the date of grant, vest three years after the date of grant and expire five years after grant.

The 2009 Plan allows for grants of stock options, restricted stock, restricted stock units and other stock-based awards to employees. The principal awards made in fiscal 2009 under the 2009 Plan consisted of grants of stock options. These options were issued with an exercise price equal to 100% of the market price of Cabot's common stock on the date of grant, vest over a three year period (30% on each of the first and second anniversaries of the date of grant and 40% on the third anniversary of the date of grant) and expire ten years after grant. It is anticipated that future awards under the 2009 Plan will consist of a combination of time based restricted stock units and performance based restricted stock units and, in some cases, stock options.

In many instances, the Company provided loans to employees, other than executive officers, to purchase shares of restricted stock issued under its equity plans. These loans are full recourse, secured by the purchased shares, have a term of approximately three years, and accrue interest at market rates. During the third quarter of fiscal 2009, the Company extended the maturity date of the loans made in 2006 by thirty-six months to August 2012. After evaluating the current facts and circumstances related to these loans, the Company determined that it was appropriate to apply option accounting to all unvested purchased restricted stock awards under the 2006 Plan that had accompanying loans. Total incremental stock-based compensation expense related to this change is $4 million, and will be recorded over the remaining vesting period ending in May of 2011. As of September 30, 2009 and 2008, the outstanding loan balances were $17 million and $21 million, respectively. Prior to extending the maturity of the loans made in May 2006, all of the loans were recorded in equity. Subsequent to this event, the loans have been removed from the balance sheet as all of the restricted stock awards with loans are now accounted for as if they were stock options.

Stock-based employee compensation expense was $13 million, $17 million and $15 million, after tax, for fiscal 2009, 2008 and 2007, respectively. The Company recognized the full impact of its stock-based employee compensation expense in the consolidated statements of operations for fiscal 2009, 2008 and 2007 and did not capitalize any such costs on the consolidated balance sheets because those that qualified for capitalization were not material. The following table presents stock-based compensation expenses included in the Company's consolidated statement of operations:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Cost of sales | $ 7 | 8 | 7 |
| Selling and administrative expenses | 12 | 16 | 14 |
| Research and technical expenses | 1 | 2 | 2 |
| Stock-based compensation expense before tax | 20 | 26 | 23 |
| Income tax benefit | (7) | (9) | (8) |
| Net stock-based compensation expense | $13 | $17 | $15 |

As of September 30, 2009, Cabot has $6 million and $15 million of total unrecognized compensation cost related to non-vested options and non-vested restricted stock, respectively, granted under the Company's equity incentive plans. That cost is expected to be recognized over a weighted-average period of 2.4 years and 1.2 years for the non-vested options and the non-vested restricted stock, respectively.

### *Equity Incentive Plan Activity*

The following table summarizes the total stock option and the restricted stock activity in the equity incentive plans for fiscal 2009:

| | September 30, 2009 | | | | |
|---|---|---|---|---|---|
| | Stock Options | | | Restricted Stock | |
| | Total Options | Weighted Average Exercise Price | Weighted Average Grant Date Fair Value | Restricted Shares | Weighted Average Grant Date Fair Value |
| | (Shares in thousands) | | | | |
| Outstanding at September 30, 2008 | 533 | $32.71 | $ 8.81 | 2,501 | $22.97 |
| Granted | 1,379 | 17.11 | 3.98 | 3 | 9.56 |
| Exercised/Vested | — | — | — | (714) | 20.86 |
| Cancelled/Forfeited | (128) | 33.25 | 10.51 | (238) | 21.17 |
| Outstanding at September 30, 2009 | 1,784 | 20.61 | 4.96 | 1,552 | 24.20 |
| Exercisable at September 30, 2009 | 186 | 30.84 | | | |

### *Stock Options*

The following table summarizes information related to the outstanding and vested options on September 30, 2009:

| | Options Outstanding | Vested Options |
|---|---|---|
| Aggregate Intrinsic Value (dollars in millions) | $4 | N/A |
| Weighted Average Remaining Contractual Term (in years) | 4 | 1 |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value, based on the Company's closing common stock price of $23.11 on September 30, 2009, which would have been received by the option holders had all option holders exercised their options and immediately sold their shares on that date.

As of September 30, 2009, the Company expects approximately 1,514,000 options to vest with a weighted average remaining contractual life of 8.9 years and a weighted average exercise price of $19.42.

There were no options exercised in fiscal 2009. The intrinsic value of options exercised during fiscal 2008 and 2007 were less than $1 million and $5 million, respectively.

The Company settles employee stock option exercises with newly issued common shares. The total fair value of the options vested during fiscal 2009, 2008 and 2007 were $2 million, $4 million and $5 million, respectively. The Company uses the Black-Scholes option-pricing model to estimate the fair value of the options at the grant date. The estimated weighted average grant date fair values of options granted during fiscal 2009, 2008 and 2007 were $3.98, $7.30 and $11.87 per option, respectively. The fair values on the grant date (including the application of option accounting to the restricted stock awards as noted previously) were calculated using the following weighted-average assumptions:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expected stock price volatility | 39% | 30% | 26% |
| Risk free interest rate | 0.4% | 3.1% | 4.8% |
| Expected life of options (years) | 6 | 4 | 4 |
| Expected annual dividends per share | $0.72 | $0.72 | $0.72 |
| Loan Interest Rate | N/A | 4.8% | 6.8% |

The expected stock price volatility assumption was determined using the historical volatility of the Company's common stock over the expected life of the option.

***Restricted Stock***

The value of restricted stock awards is an intrinsic value derived by calculating the difference between the share price and the purchase price at the date of the grant. The estimated weighted average grant date fair values of restricted stock awards granted during fiscal 2009, 2008 and 2007 were $9.56, $21.34 and $29.62, respectively.

***Supplemental Retirement Savings Plan***

Cabot's SRSP provides benefits to highly compensated employees in circumstances in which the maximum limits established under ERISA and the Internal Revenue Code prevent them from receiving all of the Company matching and ESOP contributions that would otherwise be provided under the qualified RSP. The SRSP is non-qualified and unfunded. Contributions under the SRSP are treated as if invested in Cabot common stock. The majority of the distributions made under the SRSP are required to be paid from shares of Cabot common stock held in treasury. The remaining distributions, which relate to certain grandfathered accounts, will be paid in cash based on the market price of Cabot common stock at the time of distribution. The aggregate value of the accounts that will be paid out in stock, which is equivalent to approximately 171,000 shares of Cabot common stock as of September 30, 2009, is reflected at historic cost in stockholders' equity, and the aggregate value of the accounts that will be paid in cash, which is approximately $1 million as of September 30, 2009, is reflected in other long-term liabilities and marked-to-market quarterly.

## Note P. Restructurings

Cabot's restructuring activities were recorded in the consolidated statements of operations as follows.

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Cost of sales | 84 | 4 | 12 |
| Selling and administrative expense | 5 | 2 | — |
| Research and development expense | 2 | — | — |
| Total | $91 | $ 6 | $12 |

Details of the restructuring activity and the reserves for fiscal 2009 and 2008 were as follows.

| | Severance and Employee Benefits | Environmental Remediation | Sale of Altona Land | Asset Impairments and Accelerated Depreciation | Total |
|---|---|---|---|---|---|
| | (Dollars in millions) | | | | |
| Reserve at September 30, 2007 | $ 4 | $— | $ — | $ — | $ 4 |
| Charges (benefits) | 9 | 1 | (18) | 14 | 6 |
| Costs charged against assets | — | — | — | (14) | (14) |
| Proceeds from sale | — | — | 18 | — | 18 |
| Cash paid | (11) | — | — | — | (11) |
| Reserve at September 30, 2008 | $ 2 | $ 1 | $ — | $ — | $ 3 |
| Charges (benefits) | 36 | 8 | — | 47 | 91 |
| Costs charged against assets | — | — | — | (47) | (47) |
| Cash paid | (22) | (8) | — | — | (30) |
| Foreign currency translation adjustment | 4 | — | — | — | 4 |
| Reserve at September 30, 2009 | $ 20 | $ 1 | $ — | $ — | $ 21 |

As of September 30, 2009, the $21 million reserve balance is associated with the 2009 Global Restructuring Plan (which is described below) and is included in accrued expenses in the consolidated balance sheet.

***2009 Global Restructuring***

As part of the 2009 Global Restructuring Plan, Cabot has (i) closed its manufacturing operations located in Stanlow and Dukinfield, U.K. and suspended its tantalum and spodumene mining operations in Lac du Bonnet, Manitoba (cesium mining remains in operation); (ii) closed its regional office in Kuala Lumpur, Malaysia; (iii) mothballed or curtailed assets at its manufacturing operations in Merak, Indonesia; Sarnia, Ontario; and Tuscola, Illinois (certain of the mothballed assets have since been restarted); (iv) implemented short worktime at its manufacturing operations in Rheinfelden, Germany; and (v) incurred workforce reductions across a variety of its other operations. In October 2009, Cabot closed its manufacturing operations in Berre, France. In calendar 2010, Cabot plans to close its tantalum powder operations in Boyertown, Pennsylvania and plans to consolidate several European administrative offices in a new European headquarters office in Switzerland.

The Company expects this restructuring will result in a cumulative pre-tax charge to earnings of approximately $115 million. Estimates of the total amount the Company expects to incur for each major type of cost associated with the restructuring plan are: (i) severance and employee benefits of $45 million for approximately 400 employees, (ii) accelerated depreciation and impairment of facility assets of $45 million, (iii) demolition and site clearing costs of $15 million, and (iv) product requalification and other restructuring related costs of $10 million. The total after-tax charge is estimated to be approximately $100 million. Net cash outlays related to these actions are expected to be approximately $60 million.

The segments impacted by this restructuring are presented in the table below.

| | Core Segment | | |
|---|---|---|---|
| Location | Rubber Blacks Business | Supermetals Business | Performance Segment |
| Berre, France | X | | X |
| Stanlow, U.K. | X | | X |
| Dukinfield, U.K. | | | X |
| Boyertown, PA | | X | |
| Lac du Bonnet, Manitoba | | X | |
| Merak, Indonesia | X | | |
| Sarnia, Ontario | X | | X |
| Rheinfelden, Germany | | | X |
| Tuscola, IL | | | X |

Through September 30, 2009 Cabot has recorded $89 million of charges associated with this restructuring, comprised of $49 million for accelerated depreciation and asset impairments, $34 million for severance and employee benefits and $6 million for other post closing operation costs. During fiscal 2009 Cabot made cash payments of approximately $23 million, primarily for severance and employee benefits. As of September 30, 2009 Cabot has approximately $21 million of reserves remaining and expects to make cash payments of approximately $40 million in fiscal 2010.

***2008 Global Restructuring***

In fiscal 2008 Cabot reorganized its business and regional structure. In conjunction with these changes, Cabot initiated a workforce reduction and terminated underperforming projects in the New Business Segment. The total charges related to this plan were approximately $7 million, of which $1 million was recorded in fiscal 2009. Cabot made cash payments of approximately $4 million and $2 million related to severance and employee benefits during fiscal 2009 and 2008, respectively. As of September 30, 2009, Cabot has no reserves remaining for this initiative.

### *Closure of Waverly, West Virginia Carbon Black Facility*

Cabot ceased manufacturing at its carbon black manufacturing facility in Waverly, West Virginia in March 2008. Through September 30, 2009, Cabot has recorded approximately $26 million of charges associated with this restructuring, of which approximately $2 million was recorded during fiscal 2009. The fiscal 2009 charges were primarily related to site remediation costs. Cabot made cash payments of $3 million and $6 million related to site remediation and severance and employee benefits in fiscal 2009 and 2008, respectively. As of September 30, 2009, Cabot has no reserves remaining for this initiative.

### *Other Restructuring*

Other restructuring activities included a $1 million benefit related to the previous closure of the Company's facility in Zierbena, Spain.

## Note Q. Stockholders' Equity

In May 2007, the Board of Directors authorized Cabot to repurchase up to five million shares of Cabot's common stock in the open market or in privately negotiated transactions. On September 14, 2007, the Board increased this share repurchase authorization to 10 million shares. This authority does not have a set expiration date. During fiscal 2009, 3,474 shares were repurchased under the May 2007 authorization. During fiscal 2008, 1,178,034 shares were repurchased under the May 2007 authorization and a prior authorization. As of September 30, 2009, approximately 4.3 million shares remain available for repurchase under the current authorization.

In November 1988, Cabot sold 75,336 shares of its Series B ESOP Convertible Preferred Stock to the ESOP for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock was convertible into 146.4 shares of Cabot's common stock. For purposes of calculating diluted earnings per share, the outstanding shares of Series B ESOP Convertible Preferred Stock were assumed to be converted to common stock based on the 146.4 conversion rate.

On July 20, 2007, there were 32,095 shares of Series B ESOP Convertible Preferred Stock outstanding, which were converted into approximately 4.7 million shares of the Company's common stock. This conversion did not change the Company's diluted earnings per share ("EPS") as all preferred shares had been considered converted for purposes of the diluted EPS calculation. However, the increase in the number of outstanding shares of common stock decreased the Company's basic EPS for the year ended September 30, 2007 by $0.03 per share.

Cabot is the guarantor of the outstanding debt held by the ESOP as described in Note J. Cabot contributed $4 million during each of fiscal 2009, 2008 and 2007 to the ESOP to service the debt. Dividends on ESOP shares used for debt service were $3 million during each of fiscal 2009, 2008 and 2007. In addition, interest incurred on the ESOP debt was $2 million during fiscal 2009 and $3 million during each of fiscal 2008 and 2007.

During fiscal 2009, 2008, and 2007, Cabot paid cash dividends of $0.72 per share of common stock. During fiscal 2007, Cabot paid cash dividends of $58.13 per share of Series B ESOP Convertible Preferred Stock. All of Cabot's outstanding preferred stock was converted to common stock during the fourth quarter of fiscal 2007. Accordingly, no dividends were paid on preferred stock during fiscal 2009 or fiscal 2008.

### *Accumulated Other Comprehensive Income*

The balance of related after-tax components comprising accumulated other comprehensive income are summarized below:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Foreign currency translation adjustments | $101 | $79 |
| Unrealized holding gain on investments and derivative instruments | 1 | 2 |
| Change in funded status of retirement plans | (42) | (6) |
| Accumulated other comprehensive income | $ 60 | $75 |

## Note R. Earnings Per Share

Basic and diluted earnings per share ("EPS") were calculated as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (In millions, except per share amounts) | | |
| **Basic EPS:** | | | |
| (Loss) income available to common shares (numerator) | $ (77) | $ 86 | $ 128 |
| Weighted-average common shares outstanding | 65 | 65 | 65 |
| Less: contingently issuable shares[1] | (2) | (2) | (3) |
| Adjusted weighted-average shares (denominator) | 63 | 63 | 62 |
| Basic EPS | $(1.22) | $1.37 | $2.03 |
| (Loss) income per share from discontinued businesses | (0.01) | — | 0.03 |
| Net (loss) income per share—basic | $(1.23) | $1.37 | $2.06 |
| **Diluted EPS:** | | | |
| (Loss) income available to common shares | $ (77) | $ 86 | $ 128 |
| Dividends on preferred stock[2] | — | — | 1 |
| (Loss) income available to common shares plus assumed conversions (numerator) | $ (77) | $ 86 | $ 129 |
| Weighted-average common shares outstanding | 63 | 63 | 62 |
| Effect of dilutive securities: | | | |
| Assumed conversion of preferred stock | — | — | 4 |
| Common shares issuable[3][4] | — | 1 | 2 |
| Adjusted weighted-average shares (denominator) | 63 | 64 | 68 |
| Diluted EPS | $(1.22) | $1.34 | $1.87 |
| (Loss) income per share from discontinued businesses | (0.01) | — | 0.03 |
| Net (loss) income per share—diluted | $(1.23) | $1.34 | $1.90 |

(1) Represents outstanding unvested restricted stock and vested stock with outstanding loans from Cabot issued under Cabot's Equity Incentive Plans.

(2) All of Cabot's outstanding preferred stock was converted to common stock during the fourth quarter of fiscal 2007. Accordingly, no dividends were paid on preferred stock during fiscal 2009 or fiscal 2008. Dividends totaling $1 million were paid on preferred stock during fiscal 2007.

(3) Represents incremental shares from the (i) assumed exercise of stock options; (ii) assumed issuance of shares pursuant to the Company's SERP obligation to employees; and (iii) outstanding unvested restricted stock and vested stock with outstanding loans from Cabot issued under Cabot's Equity Incentive Plans.

(4) For fiscal 2009, 3,662,000 options to purchase shares of common stock, unvested restricted stock and vested stock with outstanding loans from Cabot were excluded from the calculation of diluted earnings per share as those shares would have been antidilutive due to the Company's net loss position. For fiscal 2008 and fiscal 2007, options to purchase 408,000 and 34,000 shares of common stock, respectively, were not included in the calculation of diluted earnings per share because those options' exercise prices were greater than the average market price of Cabot common stock for that period.

## Note S. Income Taxes

Income (loss) before income taxes was as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Income (loss) from continuing operations: | | | |
| Domestic | $ (78) | $ (63) | $ (30) |
| Foreign | (24) | 175 | 198 |
| | $(102) | $112 | $168 |

Taxes (tax benefits) on income consisted of the following:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| U.S. federal and state: | | | |
| Current | $ (2) | $ — | $ 3 |
| Deferred | (34) | (35) | (33) |
| Total | (36) | (35) | (30) |
| Foreign: | | | |
| Current | 30 | 44 | 62 |
| Deferred | (16) | 5 | 6 |
| Total | 14 | 49 | 68 |
| Total U.S. and foreign | $(22) | $ 14 | $ 38 |

The provision for income taxes differed from the provision for income taxes as calculated using the U.S. statutory rate as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Continuing Operations: | | | |
| Computed tax expense at the federal statutory rate | $(36) | $ 39 | $ 59 |
| Foreign income: | | | |
| Impact of taxation at different rates, repatriation and other | (4) | (23) | (22) |
| Impact of credits for reinvested earnings | — | (3) | — |
| Impact of foreign losses for which a current tax benefit is not available | 30 | 12 | 6 |
| State taxes, net of federal effect | — | — | — |
| Extraterritorial income exclusion/qualified production activity income | — | — | (1) |
| U.S. and state benefits from research and experimentation activities | (4) | (1) | (4) |
| Tax audit settlements | (9) | (8) | (3) |
| Reversal of valuation allowance | 1 | (4) | — |
| Other, net | — | 2 | 3 |
| Total Continuing Operations | $(22) | $ 14 | $ 38 |

Significant components of deferred income taxes were as follows:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Deferred tax assets: | | |
| Depreciation and amortization | $ 45 | $ 26 |
| Pension and other benefits | 77 | 85 |
| Environmental liabilities | 2 | 4 |
| Inventory | 15 | 13 |
| Deferred expenses | 24 | 24 |
| Net operating loss and other tax carry-forwards | 245 | 168 |
| Other | 32 | 27 |
| Subtotal | 440 | 347 |
| Valuation allowances | (120) | (87) |
| Total deferred tax assets | $ 320 | $260 |

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Deferred tax liabilities: | | |
| Depreciation and amortization | $ 33 | $ 37 |
| Pension and other benefits | 6 | 18 |
| Unremitted earnings of non-U.S. subsidiaries | 21 | 16 |
| Inventory | 2 | 3 |
| Other | 7 | 8 |
| Total deferred tax liabilities | $ 69 | $ 82 |

In fiscal 2009, Cabot recorded $13 million of net tax benefits in net income from continuing operations related to tax settlements, the reenactment of the U.S. research and experimentation credit, and reinvestment tax credits.

In fiscal 2008, Cabot recorded $11 million of net tax benefits in net income from continuing operations related to tax settlements and reinvestment tax credits.

In fiscal 2007, Cabot recorded $3 million of tax benefits in net income from continuing operations related to tax settlements in various jurisdictions. In addition, Cabot recorded $3 million in tax benefits in discontinued operations related to legal and tax settlements.

Cabot has filed its tax returns in accordance with the tax laws in each jurisdiction and maintains tax reserves for differences between tax obligations as reflected in its tax filings and potential final tax obligations for exposures that can be reasonably estimated. As of September 30, 2009, the Company has recorded $54 million for these exposures. In the event that actual results are significantly different from these estimates, Cabot's provision for income taxes could be significantly impacted.

Approximately $718 million of net operating loss carryforwards ("NOLs") and $74 million of other tax credit carryforwards remain at September 30, 2009. The benefits of these carryforwards are dependent upon taxable income during the carryforward period in the jurisdictions where they arose. Accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized. The following table provides detail surrounding the expiration dates of these carryforwards.

| | NOLs | Credits |
|---|---|---|
| | (Dollars in millions) | |
| Expiration periods | | |
| 2010 to 2016 | $163 | $ — |
| 2017 and thereafter | 207 | 69 |
| Indefinite carryforward | 348 | 5 |
| Total | $718 | $ 74 |

Provisions have not been made for U.S. income taxes or non-U.S. withholding taxes on approximately $725 million of undistributed earnings of non-U.S. subsidiaries, as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and non-U.S. withholding taxes if they were remitted as dividends, were loaned to Cabot Corporation or a U.S. subsidiary, or if Cabot should sell its stock in the subsidiaries.

As of September 30, 2009, Cabot has net deferred tax assets of $251 million, $209 million of which are in the U.S. The Company believes that the U.S. net deferred tax assets are more likely than not recoverable through expected future taxable operating income in the U.S. However, recovery is dependent on achieving the forecast of future taxable operating income over an extended period of time. As of September 30, 2009, the Company would need to generate approximately $597 million in cumulative future U.S. taxable operating income at various times over approximately 20 years to realize all of its net U.S. deferred tax assets. The Company also believes that it is more likely than not that Cabot will recover the $42 million non-U.S. net deferred tax asset which will require approximately $120 million of future taxable operating income to be generated by various non-U.S. subsidiaries. The Company reviews its forecast in relation to actual results and expected trends on a quarterly basis. Failure to achieve operating income targets may change the Company's assessment regarding the recoverability of Cabot's net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of the Company's net deferred tax assets. Any increase in a valuation allowance would result in additional income tax expense, lower stockholders' equity and could have a significant impact on Cabot's earnings in future periods.

The valuation allowance at September 30, 2009 and 2008 represents management's best estimate of the non-realizable portion of the net deferred tax assets. The valuation allowance increased in certain tax jurisdictions by $33 million in 2009 due to the uncertainty of the ultimate realization of certain future tax benefits and net operating losses reflected as deferred tax assets.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax provisions. Cabot assesses the recoverability of its deferred tax assets on an ongoing basis. In making this assessment, Cabot is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of its net deferred assets will be realized in future periods. This assessment requires significant judgment. In addition, the Company has made significant estimates involving current and deferred income taxes. Cabot does not recognize current and future tax benefits until it is deemed probable that certain tax positions will be sustained.

Cabot has filed its tax returns in accordance with the tax laws in each jurisdiction and maintains tax reserves for differences between tax obligations as reflected in its tax filings and potential final tax obligations for exposures that can be reasonably estimated. Prior to fiscal 2007, the Company followed a previous accounting standard in calculating its accrual for unrecognized tax benefits. As of October 1, 2007, it adopted the newly promulgated standard, reflecting the impact in the consolidated statement of changes in stockholders' equity.

As of September 30, 2009, the total amount of unrecognized tax benefits was $54 million. In addition, accruals of $5 million and $13 million have been recorded for penalties and interest, respectively, as of September 30, 2009. If the unrecognized tax benefits were recognized at a given point in time, there would be an approximately $70 million favorable impact on the Company's tax provision.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the twelve months ended September 30, 2009 is as follows:

| | (Dollars in millions) |
|---|---|
| Balance at September 30, 2008 | $ 80 |
| Additions based on tax positions related to the current year | 7 |
| Additions for tax positions of prior years | 4 |
| Reductions for tax positions of prior years | (10) |
| Balance at September 30, 2009 | $ 81 |

The U.S. Internal Revenue Service ("IRS") is currently auditing the tax years 2005 and 2006 and certain Cabot subsidiaries are under audit in jurisdictions outside of the U.S. In addition, certain statutes of limitations are scheduled to expire in the near future. It is reasonably possible that a further change in the unrecognized tax benefits may occur within the next twelve months related to the settlement of one or more of these audits or the lapse of applicable statutes of limitations; however, an estimated range of the impact on the unrecognized tax benefits cannot be quantified at this time.

Cabot files U.S. federal and state, and non-U.S. income tax returns in jurisdictions with varying statutes of limitations. The 2005 through 2008 tax years generally remain subject to examination by the IRS and the 2003 through 2008 tax years remain subject to examination by most state tax authorities. In significant non-U.S. jurisdictions, the 2001 through 2008 tax years generally remain subject to examination by their respective tax authorities. Cabot's significant non-U.S. jurisdictions include Argentina, Brazil, Canada, China, Germany, Japan, the Netherlands, and the United Kingdom.

## Note T. Commitments and Contingencies

### *Operating Lease Commitments*

Cabot leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and non-cancelable operating leases, most of which expire within ten years and may be renewed by Cabot. Escalation clauses, lease payments dependent on existing rates/indexes and other lease concessions are included in the minimum lease payments and such lease payments are recognized on a straight-line basis over the minimum lease term. Rent expense under such arrangements for fiscal 2009, 2008 and 2007 totaled $28 million, $27 million and $25 million, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

| | (Dollars in millions) |
|---|---|
| 2010 | $ 18 |
| 2011 | 14 |
| 2012 | 12 |
| 2013 | 10 |
| 2014 | 9 |
| 2015 and thereafter | 39 |
| Total future minimum rental commitments | $102 |

### *Other Long-Term Commitments*

Cabot has entered into long-term purchase agreements primarily for the purchase of raw materials and natural gas. Under certain of these commitments the quantity of material being purchased is fixed, but the price paid changes as market prices change. Raw materials purchased under these agreements by segment for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Core Segment | | | |
| Rubber Blacks Business | $136 | $222 | $178 |
| Supermetals Business | 16 | 51 | 46 |
| Performance Segment | 82 | 105 | 30 |
| Specialty Fluids Segment | 4 | 3 | — |
| Total | $238 | $381 | $254 |

The purchase commitments for the Rubber Blacks and Supermetals Businesses, Performance Segment and Specialty Fluids Segment covered by these agreements are with various suppliers and purchases are expected to take place as follows:

| | Payments Due by Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2010 | 2011 | 2012 | 2013 | 2014 | Thereafter | Total |
| | (Dollars in millions) | | | | | | |
| Core Segment | | | | | | | |
| Rubber Blacks Business | $188 | $163 | $143 | $137 | $114 | $1,102 | $1,847 |
| Supermetals Business | 24 | 16 | 17 | 11 | — | — | 68 |
| Performance Segment | 34 | 20 | 19 | 19 | 20 | 123 | 235 |
| Specialty Fluids Segment | 5 | 1 | — | — | — | — | 6 |
| Other | — | 1 | — | — | — | — | 1 |
| Total | $251 | $201 | $179 | $167 | $134 | $1,225 | $2,157 |

The dollar value of these commitments have been estimated using current market prices. As noted above, these will fluctuate based on time of purchase.

***Guarantee Agreements***

Cabot has provided certain indemnities pursuant to which it may be required to make payments to an indemnified party in connection with certain transactions and agreements. In connection with certain acquisitions and divestitures, Cabot has provided routine indemnities with respect to such matters as environmental, tax, insurance, product and employee liabilities. In connection with various other agreements, including service and supply agreements, Cabot may provide routine indemnities for certain contingencies and routine warranties. Cabot is unable to estimate the maximum potential liability for these types of indemnities as a maximum obligation is not explicitly stated in most cases and the amounts, if any, are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be reasonably estimated. The duration of the indemnities vary, and in many cases are indefinite. Cabot has not recorded any liability for these indemnities in the consolidated financial statements, except as otherwise disclosed.

***Self-Insurance and Retention for Certain Contingencies***

The Company is partially self-insured for certain third party liability globally, as well as workers' compensation and employee medical benefits in the United States. The third party and workers' compensation liabilities are managed through a wholly-owned insurance captive and the related liabilities are included in the consolidated financial statements. The employee medical obligations are managed by a third party provider and the related liabilities are included in the consolidated financial statements. To limit Cabot's potential liabilities for these risks, however, the Company purchases insurance from third parties that provides individual and aggregate stop loss protection. The aggregate self-insured liability in fiscal 2009 for combined U.S. workers' compensation and third party liabilities is $5 million, and the retention for medical costs in the United States is at most $200,000 per person per annum.

***Contingencies***

Cabot is a defendant, or potentially responsible party, in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

*Environmental Matters*

As of September 30, 2009 and 2008, Cabot had $6 million and $9 million, respectively, reserved for environmental matters primarily related to divested businesses. In fiscal 2009 and 2008, there was $2 million and $3 million, respectively, in accrued expenses and $4 million and $6 million, respectively, in other liabilities on the consolidated balance sheets for environmental matters. These amounts represent Cabot's best estimates of its share of costs likely to be incurred at those sites where costs are reasonably estimable based on its analysis of the extent of clean up required, alternative clean up methods available, abilities of other responsible parties to contribute and its interpretation of laws and regulations applicable to each site. Cabot reviews the adequacy of this reserve as circumstances change at individual sites. Charges for environmental expense were less than $1 million and $2 million in fiscal 2009 and 2008, respectively. Cash payments were $3 million and $4 million during fiscal 2009 and 2008, respectively, related to these environmental matters.

At September 30, 2009, the operation and maintenance component of the $6 million reserve for environmental matters was $3 million on a discounted basis. Cabot expects to make payments of $2 million in fiscal 2010, less than $1 million in each of fiscal 2011 through fiscal 2014, and a total of $2 million thereafter. A weighted average risk free rate of 3% is used for the environmental liability at September 30,

2009. The book value of the liabilities will be accreted up to the undiscounted liability value through interest expense over the expected cash flow period. The accreted interest expense was less than $1 million for each of fiscal 2009, 2008 and 2007.

In June 2009, Cabot received an information request from the United States Environmental Protection Agency ("EPA") regarding Cabot's carbon black manufacturing facility in Pampa, Texas. The information request relates to the Pampa facility's compliance with certain regulatory and permitting requirements under the Clean Air Act, including the New Source Review ("NSR") construction permitting requirements. EPA has indicated that this information request is part of an EPA national initiative focused on the U.S. carbon black manufacturing sector. Cabot responded to EPA's information request in August 2009 and is awaiting a response from EPA. As a result of this initiative, based upon how EPA has handled similar NSR initiatives with other industrial sectors, it is possible that EPA could attempt to compel Cabot to employ additional technology control devices or approaches with respect to emissions and/or seek a civil penalty from Cabot.

*Respirator Liabilities*

Cabot has exposure in connection with a safety respiratory products business that a subsidiary acquired from American Optical Corporation ("AO") in an April 1990 asset purchase transaction. The subsidiary manufactured respirators under the AO brand and disposed of that business in July 1995. In connection with its acquisition of the business, the subsidiary agreed, in certain circumstances, to assume a portion of AO's liabilities, including costs of legal fees together with amounts paid in settlements and judgments, allocable to AO respiratory products used prior to the 1990 purchase by the Cabot subsidiary. In exchange for the subsidiary's assumption of certain of AO's respirator liabilities, AO agreed to provide to the subsidiary the benefits of: (i) AO's insurance coverage for the period prior to the 1990 acquisition and (ii) a former owner's indemnity of AO holding it harmless from any liability allocable to AO respiratory products used prior to May 1982.

Generally, these respirator liabilities involve claims for personal injury, including asbestosis, silicosis and coal worker's pneumoconiosis, allegedly resulting from the use of respirators that are claimed to have been negligently designed or labeled. Neither Cabot, nor its past or present subsidiaries, at any time manufactured asbestos or asbestos-containing products. Moreover, not every person with exposure to asbestos giving rise to an asbestos claim used a form of respiratory protection. At no time did this respiratory product line represent a significant portion of the respirator market. In addition, other parties, including AO, AO's insurers, and another former owner and its insurers (collectively, the "Payor Group"), are responsible for significant portions of the costs of these liabilities, leaving Cabot's subsidiary with a portion of the liability in only some of the pending cases.

The subsidiary transferred the business to Aearo Corporation ("Aearo") in July 1995. Cabot agreed to have the subsidiary retain certain liabilities allocable to respirators used prior to the 1995 transaction so long as Aearo paid, and continues to pay, Cabot an annual fee of $400,000. Aearo can discontinue payment of the fee at any time, in which case it will assume the responsibility for and indemnify Cabot against the liabilities allocable to respirators manufactured and used prior to the 1995 transaction. Cabot anticipates that it will continue to receive payment of the $400,000 fee from Aearo and thereby retain these liabilities for the foreseeable future. Cabot has no liability in connection with any products manufactured by Aearo after 1995.

As of September 30, 2009, there were approximately 52,000 claimants in pending cases asserting claims against AO in connection with respiratory products. Cabot has contributed to the Payor Group's defense and settlement costs with respect to a percentage of pending claims depending on several factors, including the period of alleged product use. In order to quantify Cabot's estimated share of liability for pending and future respirator liability claims, Cabot engaged, through counsel, the assistance of Hamilton, Rabinovitz & Alschuler, Inc. ("HR&A"), a leading consulting firm in the field of tort liability valuation. The methodology developed by HR&A addresses the complexities surrounding Cabot's potential liability by making assumptions about future claimants with respect to periods of asbestos exposure and respirator use. Using those and other assumptions, HR&A estimated the number of future claims that would be filed and the related costs that would be incurred in resolving those claims. On this basis, HR&A then estimated the net present value of the share of these liabilities that reflected Cabot's period of direct manufacture and Cabot's actual contractual obligations assuming that all other members of the Payor Group meet their obligations. Based on the HR&A estimates, Cabot has a reserve for these matters of $13 million on a net present value basis ($23 million on an undiscounted basis) at September 30, 2009.

Cabot's current estimate of the cost of its share of existing and future respirator liability claims is based on facts and circumstances existing at this time. Developments that could affect its estimate include, but are not limited to, (i) significant changes in the number of future claims, (ii) changes in the rate of dismissals without payment of pending silica and non-malignant asbestos claims, (iii) significant changes in the average cost of resolving claims, (iv) significant changes in the legal costs of defending these claims, (v) changes in the nature of claims received, (vi) changes in the law and procedure applicable to these claims, (vii) the financial viability of members of the Payor Group, (viii) a change in the availability of AO's insurance coverage, (ix) changes in the allocation of costs among the Payor Group and (x) a determination that the Company's interpretation of the contractual obligations on which it has estimated its share of liability is inaccurate. Cabot cannot determine the impact of these potential developments on its current estimate of its share of liability for existing and future claims. Accordingly, the actual amount of these liabilities for existing and future claims could be different than the reserved amount.

The $13 million liability for respirator claims is recognized on a discounted basis using a discount rate of 6% which represents management's best estimate of the risk free rate to the cash flow payments of the liability that are projected through 2053. The total expected aggregate undiscounted amount of future payments is $23 million. Cabot estimates payments of approximately $1 million, $2 million, $1 million, $1 million, and $1 million in fiscal 2010, 2011, 2012, 2013 and 2014, respectively, and a total of $17 million in fiscal 2015 through 2053. The book value of the liabilities will be accreted up to the undiscounted liability value through interest expense over the expected cash flow period, which was approximately $1 million in fiscal 2009. Cash payments were $2 million, $2 million and $1 million during fiscal 2009, 2008 and 2007, respectively, related to this liability. If the timing of Cabot's actual payments made for respirator claims differs significantly from the Company's estimated payment schedule, and the Company could no longer reasonably predict the timing of such payments, Cabot then could be required to record the reserve amount on an undiscounted basis on its consolidated balance sheets, causing an immediate impact to its consolidated statements of operations.

*Carbon Black Antitrust Litigation*

The Company was one of several carbon black manufacturer defendants in federal and state class actions initially filed in 2003 alleging that the defendants violated federal and state antitrust laws in connection with the sale of carbon black. As of September 30, 2009, the only pending state action was in Florida, with all of the other federal and state class actions having been previously settled and giving rise to charges to the consolidated statements of operations of less than $1 million, $1 million and $11 million in fiscal 2009, 2008 and 2007, respectively. The parties in the Florida action entered into a settlement agreement, which received final court approval in October 2009, thus resolving the final remaining case. Cabot denies any wrongdoing of any kind in these cases and strongly believes it has good defenses to the claims, but agreed to the settlements to avoid further expense, inconvenience, risk and the distraction of burdensome and protracted litigation.

*Beryllium Claims*

Cabot is a party to several pending actions in connection with its discontinued beryllium operations. Cabot entered the beryllium industry through an acquisition in 1978. The Company ceased manufacturing beryllium products in Reading, Pennsylvania at one of the acquired facilities in 1979, and the balance of its former beryllium business was sold to NGK Metals, Inc. in 1986. The actions involve claims for personal injury and medical monitoring relating to alleged contact with beryllium in various ways and are pending in the state and federal courts in Pennsylvania, and in the state court in California. All of the personal injury and medical monitoring actions filed in the Pennsylvania courts have either been settled or resolved in Cabot's favor at the trial court level, although the plaintiffs in some cases have filed appeals. The actions pending in the California state court all involve claims for medical monitoring. Cabot believes it has valid defenses to all of these beryllium actions and will assert them vigorously in the various venues in which claims have been asserted. In addition, there is a contractual indemnification obligation running from NGK to Cabot in connection with many of these matters. While the outcome of litigation is uncertain, the Company does not believe that the ultimate disposition of these matters will have a material adverse effect on the Company's financial position.

*AVX Contract Dispute*

On March 8, 2004, AVX Corporation ("AVX") filed an action against the Company in the United States District Court for the District of Massachusetts. The complaint alleged that Cabot violated the federal antitrust laws in connection with the parties' January 1, 2001 tantalum supply agreement (the "Supply Agreement") by purportedly tying AVX's purchases of Cabot's "flake" tantalum powder to its purchases of Cabot's "nodular" tantalum powder. In February 2009, the court granted Cabot's motion for summary judgment in this matter and dismissed this case against Cabot, which AVX appealed. In addition, on September 6, 2005, AVX filed an action in the Superior Court of Massachusetts for Suffolk County, which was moved to the Business Litigation Section of the Superior Court of Massachusetts in November 2005, alleging that Cabot improperly administered the "most favored customer" provisions of the parties' Supply Agreement for the years 2003 through 2005. Cabot filed counterclaims against AVX asserting that AVX actually underpaid for tantalum products during that period. AVX's damage claim had been limited by the court to approximately $30 million, not including pre-judgment interest. In October 2009, Cabot and AVX entered into an agreement settling both of these matters, resulting in an incremental charge to the Company's statement of operations of $7 million for the fourth quarter of fiscal 2009. Cabot denies any wrongdoing of any kind in these cases and strongly believes it has good defenses to the claims, but agreed to the settlement to avoid further expense, inconvenience, risk and the distraction of burdensome and protracted litigation.

*Other*

The Company has various other lawsuits, claims and contingent liabilities arising in the ordinary course of its business and in respect of the Company's divested businesses. In the opinion of the Company, although final disposition of some or all of these other suits and claims may impact the Company's financial statements in a particular period, they should not, in the aggregate, have a material adverse effect on the Company's financial position.

### Note U. Concentration of Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to completely perform as contracted. Financial instruments that subject Cabot to credit risk consist principally of cash and cash equivalents, investments, trade receivables and derivatives. Cabot maintains cash and cash equivalents, investments and derivatives with major banks and financial institutions and the Company has not experienced any material credit losses related to these instruments held at these financial institutions. Furthermore, concentrations of credit risk exist for groups of customers when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

During fiscal 2009, 2008 and 2007, The Goodyear Tire and Rubber Company accounted for approximately 10%, 12% and 12%, respectively, of Cabot's annual consolidated net sales. No other customer individually represented 10% or more of net sales for any period presented.

Tire manufacturers in the Rubber Blacks Business comprise a significant portion of Cabot's trade receivable balance. The accounts receivable balance for these significant customers are as follows:

| | September 30 | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in millions) | |
| Tire manufacturers | $215 | $320 |

Cabot has not experienced significant losses in the past from these customers. Cabot monitors its exposure to customers to minimize potential credit losses.

## Note V. Financial Information by Segment & Geographic Area

### *Segment Information*

Cabot is organized into four business segments: the Core Segment, which is further disaggregated for financial reporting purposes into the Rubber Blacks and Supermetals Businesses, the Performance Segment, the New Business Segment and the Specialty Fluids Segment. During the first quarter of fiscal 2009, management changed the allocation method of its corporate costs to its segments. Under this new method, costs that are not controlled by the segments and which primarily benefit corporate interests are not allocated to the segments and are included under the caption "Unallocated and Other" in the table below. The presentation of prior period results conforms to the new allocation method.

While the Chief Operating Decision Maker uses a number of performance measures to manage the performance of the segments and allocate resources to them, income (loss) from operations before taxes ("Segment PBT") is the measure that is most consistently used and is, therefore, the measure presented in the table below. Segment PBT includes equity in net income of affiliated companies, royalties paid by equity affiliates, minority interest and allocated corporate costs. Prior to fiscal 2008, revenues from external customers for certain product lines within the Rubber Blacks Business included 100% of sales from one equity affiliate. Segment PBT excludes interest expense, foreign currency transaction gains and losses, interest income, dividend income, as well as certain items that have not been allocated to a segment as they are significant and unusual or infrequent. Cash, short-term investments, cost investments, income taxes receivable, deferred taxes and headquarters' assets are included in unallocated and other. Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities), property, plant and equipment, intangible assets and assets held for rent.

*Core Segment*

Rubber Blacks products are used in tires and industrial products. Rubber blacks have traditionally been used in the tire industry as a rubber reinforcing agent and are also used as a performance additive. In industrial products such as hoses, belts, extruded profiles and molded goods, rubber blacks are used to improve the physical performance of the product. In addition to the carbon black made using conventional carbon black manufacturing methods, the Company has developed elastomer composite products (referred to as Cabot Elastomer Composites or "CEC") that are compounds of natural rubber and carbon black made by a patented liquid phase process. The Company's CEC products are currently targeted primarily for tire applications because it is believed that these compounds improve wear resistance, reduce fatigue and reduce rolling resistance compared to natural rubber/carbon black compounds made by conventional methods.

The Supermetals Business produces tantalum, niobium (columbium) and their alloys. Tantalum, which accounts for substantially all of this Business's sales, is produced in various forms. Electronics is the largest application for tantalum powder, which is used to make capacitors for computers, networking devices, wireless phones, electronics for automobiles and other devices. Tantalum, niobium and their alloys are also produced in wrought form for applications such as the production of superalloys and chemical process equipment and for various other industrial and aerospace applications, including fiber optic filters, sodium vapor lamps, turbine blades and aerospace propulsion systems. In addition, the Supermetals Business sells the starting metals (high-purity grade tantalum powders, plates and ingots) used to manufacture finished tantalum sputtering targets used in thin film applications, including semiconductors, inkjet heads, magnetics and flat panel displays.

*Performance Segment*

The Performance Segment is comprised of two product lines: specialty grades of carbon black and thermoplastic concentrates (referred to together as "performance products"); and fumed silica, fumed alumina and dispersions thereof (referred to together as "fumed metal oxides"). The net sales from each of these businesses for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Performance Products Business | $411 | $646 | $541 |
| Fumed Metal Oxides Business | 210 | 287 | 270 |
| Total Performance Segment | $621 | $933 | $811 |

In each product line, the business designs, manufactures and sells materials that deliver performance in a broad range of customer applications. Products are used in a wide variety of applications across the automotive, construction and infrastructure, and electronics and consumer products sectors.

Cabot's specialty grades of carbon black are used to impart color, provide rheology control, enhance conductivity and static charge control, provide UV protection, enhance mechanical properties, and provide chemical flexibility through surface treatment. These products are used in a wide variety of applications, such as inks, coatings, cables, pipes, toners and electronics. In addition, Cabot manufactures and sources thermoplastic concentrates and compounds that are marketed to the plastics industry.

Fumed silica is an ultra-fine, high-purity particle used as a reinforcing, thickening, abrasive, thixotropic, suspending or anti-caking agent in a wide variety of products produced for the automotive, construction, microelectronics, and consumer products industries. These products include adhesives, sealants, cosmetics, inks, toners, silicone rubber, coatings, polishing slurries and pharmaceuticals. Fumed alumina, also an ultra-fine, high-purity particle, is used as an abrasive, absorbent or barrier agent in a variety of products, such as inkjet media, lighting, coatings, cosmetics and polishing slurries.

*New Business Segment*

The New Business Segment is comprised of the Inkjet Colorants and the Aerogel Businesses and the business development activities of Cabot Superior MicroPowders ("CSMP"). The net sales from each of these businesses for fiscal 2009, 2008 and 2007 are as follows:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Inkjet Colorants Business | $46 | $43 | $46 |
| Aerogel Business | 15 | 10 | 3 |
| CSMP | 6 | 4 | 2 |
| Total New Business Segment | $67 | $57 | $51 |

The Inkjet Colorants Business produces and sells aqueous inkjet colorants primarily to the inkjet printing market. The Company's inkjet colorants are high-quality pigment-based black and other colorant dispersions manufactured by surface treating specialty grades of carbon black and other pigments. The dispersions are used in aqueous inkjet inks to impart color (optical density or chroma) with improved durability (waterfastness, lightfastness and rub resistance) while maintaining high printhead reliability. Cabot's inkjet colorants are produced for various inkjet printing applications including small office and home office, corporate office, and commercial and industrial printing, as well as for other niche applications that require a high level of dispersibility and colloidal stability.

Cabot's aerogel is a nano-structured, high surface area, hydrophobic, silica-based particle that is used in a variety of thermal insulation and specialty chemical applications. In the construction industry, the product is used in skylight, window, wall and roof systems for insulating eco-daylighting applications. In the oil and gas industry, aerogel is used to insulate subsea pipelines. In the specialty chemicals industry, the product is used to provide matte finishing, insulating and thickening properties for use in a variety of applications. The Company continues to focus on application and market development activities for use of aerogel in these and other new applications.

CSMP is a research and development enterprise with multiple technology platforms and core competencies in advanced particle manufacturing across a wide range of materials and the related materials chemistries. Its principal areas of commercial focus are in developing advanced materials for anti-counterfeiting security applications, fuel cell applications, solar energy applications, environmental and industrial catalyst applications, and for other performance material applications. The Company expects the CSMP platforms to support the development of new technologies that complement existing markets and provide opportunities for new business growth.

*Specialty Fluids Segment*

The Specialty Fluids Segment produces and markets cesium formate as a drilling and completion fluid for use primarily in high pressure and high temperature oil and gas well construction. Cesium formate products are solids-free, high-density fluids that have a low viscosity, enabling safe and efficient well construction and workover operations. The fluid is resistant to high temperatures, minimizes damage to producing reservoirs and is readily biodegradable in accordance with testing guidelines set by the Organization for Economic Cooperation and Development. In a majority of applications, cesium formate is blended with other formates or products.

Financial information by segment is as follows:

| | Core Segment | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Rubber Blacks Business[2] | Supermetals Business | Performance Segment | New Business Segment | Specialty Fluids Segment | Segment Total | Unallocated and Other[1],[3] | Consolidated Total |
| | | | | (Dollars in millions) | | | | |
| **Years Ended September 30** | | | | | | | | |
| **2009** | | | | | | | | |
| Revenues from external customers[3] | 1,286 | 140 | 621 | 67 | 59 | 2,173 | 70 | 2,243 |
| Depreciation and amortization | 99 | 5 | 46 | 11 | 2 | 163 | 6 | 169 |
| Equity in net income of affiliated companies | 5 | — | — | — | — | 5 | — | 5 |
| Income (loss) from continuing operations before taxes[4] | 34 | (1) | 40 | (10) | 21 | 84 | (186) | (102) |
| Assets[5] | 1,206 | 202 | 486 | 88 | 78 | 2,060 | 616 | 2,676 |
| Investment in equity-based affiliates | 56 | — | 4 | — | — | 60 | — | 60 |
| Total expenditures for additions to long-lived assets[6] | 75 | 4 | 32 | 1 | 1 | 113 | 1 | 114 |
| **2008** | | | | | | | | |
| Revenues from external customers[3] | 1,868 | 195 | 933 | 57 | 68 | 3,121 | 70 | 3,191 |
| Depreciation and amortization[7] | 93 | 6 | 45 | 12 | 4 | 160 | 3 | 163 |
| Equity in net income of affiliated companies | 7 | — | 1 | — | — | 8 | — | 8 |
| Income (loss) from continuing operations before taxes[4],[7] | 108 | (1) | 119 | (35) | 24 | 215 | (103) | 112 |
| Assets[5],[7] | 1,427 | 249 | 590 | 104 | 76 | 2,446 | 412 | 2,858 |
| Investment in equity-based affiliates | 49 | — | 4 | — | — | 53 | — | 53 |
| Total expenditures for additions to long-lived assets[6],[7] | 135 | 11 | 37 | 8 | 5 | 196 | 8 | 204 |
| **2007** | | | | | | | | |
| Revenues from external customers[3] | 1,416 | 233 | 811 | 51 | 58 | 2,569 | 47 | 2,616 |
| Depreciation and amortization[7] | 82 | 5 | 43 | 10 | 4 | 144 | 5 | 149 |
| Equity in net income of affiliated companies | 11 | — | 1 | — | — | 12 | — | 12 |
| Income (loss) from continuing operations before taxes[4],[7] | 103 | 26 | 148 | (34) | 24 | 267 | (99) | 168 |
| Assets[5],[7] | 1,219 | 268 | 563 | 101 | 86 | 2,237 | 399 | 2,636 |
| Investment in equity-based affiliates | 61 | — | 4 | — | — | 65 | — | 65 |
| Total expenditures for additions to long-lived assets[6],[7] | 78 | 13 | 36 | 10 | 3 | 140 | 104 | 244 |

(1) Unallocated and Other includes certain items and eliminations that are not allocated to the operating segments. Management does not consider these items necessary for an understanding of the operating results of these segments and such amounts are excluded in the segment reporting to the Chief Operating Decision Maker.

(2) During the third quarter of fiscal 2008, the Company purchased additional shares of one of its Rubber Blacks equity affiliates which resulted in the consolidation of its operating results in the Company's consolidated financial statements beginning April 1, 2008. Prior to the consolidation, segment sales included 100% of the sales of this equity affiliate at market-based prices. Unallocated and other reflects an elimination for sales of this equity affiliate, prior to the consolidation of its results beginning April 1, 2008, offset by royalties paid by other equity affiliates and other operating revenues and external shipping and handling fees.

(3) Royalty income received by the Aerogel business, which had been included in Unallocated and Other in prior periods, has been reclassified to Segment sales for all periods presented above.

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Equity affiliate sales | $— | $(30) | $(40) |
| Royalties paid by equity affiliates and other operating revenues | 8 | 16 | 12 |
| Shipping and handling fees | 62 | 84 | 75 |
| Total | $70 | $ 70 | $ 47 |

(4) Income (loss) from continuing operations before taxes for Unallocated and Other includes:

| | Years Ended September 30 | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in millions) | | |
| Interest expense | $ (30) | $ (38) | $(34) |
| Certain items[a] | (103) | (13) | (34) |
| Equity in net income of affiliated companies[b] | (5) | (8) | (12) |
| Unallocated corporate costs | (28) | (28) | (36) |
| Other income and foreign currency transaction gains (losses)[c] | (20) | (16) | 17 |
| Total | $(186) | $(103) | $(99) |

(a) Certain items for fiscal 2009 include charges of $91 million related to restructuring activities, $89 million of which related to the 2009 Global Restructuring Plan, $7 million related to environmental reserves and legal settlements, $4 million for executive transition costs, and $1 million for the write-down of impaired investments. Certain items for fiscal 2008 include charges of $16 million for the closure of a carbon black manufacturing facility in Waverly, West Virginia, $6 million for the Company's 2008 Global Restructuring Plan, $4 million for executive transition costs, $3 million for environmental reserves and legal settlements, $2 million related to other restructuring activities, and $2 million for debt issuance costs, offset by a gain of $18 million for the sale of the land in Altona, Australia and a $2 million reduction in the reserve for respirator claims. Certain items for fiscal 2007 include charges of $18 million for legal and environmental reserves and settlements, $12 million for restructuring activities, and $4 million related to the acquisition of in-process research and development technology.

(b) Equity in net income of affiliated companies is included in segment PBT and is removed in Unallocated and Other to reconcile back to income (loss) from operations before taxes.

(c) Other income and foreign currency transaction gains (losses), net, consists of interest and investment income that is not included in segment PBT, and foreign currency losses net of other foreign currency risk management activity.

(5) Unallocated and Other assets includes cash, marketable securities, cost investments, income taxes receivable, deferred taxes and headquarters' assets.

(6) Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities), property, plant and equipment, intangible assets and assets held for rent.

(7) These lines include reclassifications between segments so that prior period presentation conforms to current period presentation.

***Geographic Information***

Sales are attributed to the United States and to all foreign countries based on the location from which the sale originated. Revenues from external customers and long-lived assets attributable to an individual country, other than the United States, Japan and China, did not meet the threshold for disclosure.

Revenues from external customers and long-lived asset information by geographic area are summarized as follows:

| | United States | Japan | China | Other Foreign Countries | Consolidated Total |
|---|---|---|---|---|---|
| | (Dollars in millions) | | | | |
| **Years Ended September 30,** | | | | | |
| **2009** | | | | | |
| Revenues from external customers | $377 | $295 | $281 | $1,290 | $2,243 |
| Long-lived assets[(1)] | $343 | $ 72 | $201 | $ 540 | $1,156 |
| **2008** | | | | | |
| Revenues from external customers | $849 | $368 | $330 | $1,644 | $3,191 |
| Long-lived assets[(1)] | $382 | $ 68 | $194 | $ 573 | $1,217 |
| **2007** | | | | | |
| Revenues from external customers | $717 | $345 | $267 | $1,287 | $2,616 |
| Long-lived assets[(1)] | $387 | $ 67 | $145 | $ 566 | $1,165 |

(1) Long-lived assets include total equity and other investments, (including available-for-sale marketable securities), net property, plant and equipment, net intangible assets and assets held for rent.

## Note W. Unaudited Quarterly Financial Information

Unaudited financial results by quarter for fiscal 2009 and 2008 are summarized below.

| | Quarter Ended | | | | |
|---|---|---|---|---|---|
| | December | March | June | September | Year |
| | (Dollars in millions, except per share amounts) | | | | |
| **Fiscal 2009** | | | | | |
| Net sales | $ 652 | $ 470 | $ 511 | $ 610 | $2,243 |
| Gross profit | 92 | (5) | 68 | 72 | 227 |
| Income (loss) from continuing operations | 4 | (58) | (12) | (11) | (77) |
| Income (loss) from discontinued operations | — | — | — | — | — |
| Net income | 4[(1)] | (58)[(2)] | (12)[(3)] | (11)[(4)] | (77) |
| Income (loss) from continuing operations per common share | $0.07 | $(0.92) | $(0.19) | $(0.18) | $(1.22) |
| Income (loss) from discontinued operations per common share | — | — | (0.01) | — | (0.01) |
| Income per common share (diluted) | $0.07 | $(0.92) | $(0.20) | $(0.18) | $(1.23) |
| **Fiscal 2008** | | | | | |
| Net sales | $ 711 | $ 786 | $ 840 | $ 854 | $3,191 |
| Gross profit | 117 | 118 | 137 | 112 | 484 |
| Net income | $ 36[(5)] | $ 11[(6)] | $ 27[(7)] | $ 12[(8)] | $ 86 |
| Income available to common shares | $ 36 | $ 11 | $ 27 | $ 12 | $ 86 |
| Income per common share (diluted) | $0.56 | $ 0.17 | $ 0.43 | $ 0.18 | $ 1.34 |

(1) Includes charges of $1 million for the closure of the Company's Waverly, West Virginia carbon black facility, $2 million related to the 2008 Global restructuring plan, offset by a gain of $1 million related to a previous closure of the Company's facility in Zierbena, Spain.

(2) Includes charges of $1 million for the impairment of the Company's investments, $45 million for the 2009 Global restructuring plan, $1 million related to the closure of the Company's Waverly West

Virginia carbon black facility, offset by a gain of $1 million from the sale of assets previously written down.

(3) Includes charges of $19 million for the Company's 2009 global restructuring plan.

(4) Includes charges of $4 million for executive transition costs, $25 million for the Company's 2009 global restructuring, and $7 million for environmental reserves and legal settlements.

(5) Includes a gain of $18 million from the sale of the land in Altona, Australia, offset by charges of $6 million for the closure of the Company's Waverly, West Virginia carbon black facility, $1 million related to a former carbon black facility and $1 million for environmental and legal reserves.

(6) Includes charges of $7 million for the closure of the Company's Waverly, West Virginia carbon black facility, $1 million related to a former carbon black facility and $4 million for executive transition costs.

(7) Includes charges of $5 million for the Company's 2008 global restructuring, $1 million for the closure of the Company's Waverly, West Virginia carbon black facility and $2 million for environmental reserves and legal settlements.

(8) Includes $2 million of debt issuance costs, $1 million for the Company's 2008 global restructuring, $2 million for the closure of the Company's Waverly, West Virginia carbon black facility and a gain of $2 million related to the reserve for respirator claims.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cabot Corporation
Boston, Massachusetts

We have audited the accompanying consolidated balance sheets of Cabot Corporation and subsidiaries (the "Company") as of September 30, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cabot Corporation and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note S to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of October 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 30, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, MA
November 30, 2009

**Item 9.** ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

**Disclosure Controls and Procedures**

Cabot carried out an evaluation, under the supervision and with the participation of its management, including the Company's President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of September 30, 2009. Based on that evaluation, Cabot's President and Chief Executive Officer and its Executive Vice President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

**Management's Annual Report on Internal Control Over Financial Reporting**

Cabot's management is responsible for establishing and maintaining adequate internal control over financial reporting for Cabot. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Cabot's management assessed the effectiveness of Cabot's internal control over financial reporting as of September 30, 2009 based on the framework established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Cabot's management concluded that Cabot's internal control over financial reporting was effective as of September 30, 2009.

Cabot's internal control over financial reporting as of September 30, 2009 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report below.

## Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's fiscal quarter ending September 30, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cabot Corporation
Boston, Massachusetts

We have audited the internal control over financial reporting of Cabot Corporation and subsidiaries (the "Company") as of September 30, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2009 of the Company and our report dated November 30, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company's change in its method of accounting for uncertain tax positions.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
November 30, 2009

**Item 9B.** ***Other Information***

None.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

Certain information regarding our executive officers is included at the end of Part I of this annual report under the heading "Executive Officers of the Registrant."

Cabot has adopted Global Ethics and Compliance Standards, a code of ethics that applies to all of the Company's employees and directors, including the Chief Executive Officer, the Chief Financial Officer, the Controller and other senior financial officers. The Global Ethics and Compliance Standards are posted on our website, www.cabot-corp.com (under the "Governance" caption under "About Cabot"). We intend to satisfy the disclosure requirement regarding any amendment to, or waiver of, a provision of the Global Ethics and Compliance Standards applicable to the Chief Executive Officer, the Chief Financial Officer, the Controller or other senior financial officers by posting such information on our website.

The other information required by this item will be included in our Proxy Statement for the 2010 Annual Meeting of Stockholders ("Proxy Statement") and is herein incorporated by reference.

### Item 11. *Executive Compensation*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The following table provides information as of September 30, 2009 regarding the number of shares of common stock that may be issued under Cabot's equity compensation plans. All of our equity compensation plans have been approved by our stockholders.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted-average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)[2] |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] . . . . . . . . . . . . . . . . . . | 1,784,200 | $20.61 | 5,363,942 |
| Equity compensation plans not approved by security holders . . . . . . . . . . . . . . . . . | N/A | N/A | N/A |

(1) Included in this category are the following equity plans that have been approved by Cabot's stockholders: 2009 Long-Term Incentive Plan, 2006 Long-Term Incentive Plan, 1999 Equity Incentive Plan, 1996 Equity Incentive Plan and the Non-Employee Directors' Stock Compensation Plan.

(2) The number in this column of the table represents the securities remaining available for future issuance under the 2009 Long-Term Incentive Plan and Non-Employee Directors' Stock Compensation Plan. No new awards may be made under the 1996 Equity Incentive Plan, the 1999 Equity Incentive Plan or the 2006 Long-Term Incentive Plan although there remain outstanding awards previously granted under these plans.

The other information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

### Item 14. *Principal Accounting Fees and Services*

The information required by this item will be included in our Proxy Statement and is incorporated herein by reference.

## PART IV

**Item 15.** ***Exhibits, Financial Statement Schedules***

(a) *Financial Statements.* See "Index to Financial Statements" under Item 8 on page 53 of this Form 10-K.

(b) *Exhibits.* (Certain exhibits not included in copies of the Form 10-K sent to stockholders.)

The exhibit numbers in the following list correspond to the numbers assigned to such exhibits in the Exhibit Table of Item 601 of Regulation S-K. Cabot will furnish to any stockholder, upon written request, any exhibit listed below, upon payment by such stockholder of the Company's reasonable expenses in furnishing such exhibit.

| Exhibit Number | Description |
|---|---|
| 3(a)(i) | Restated Certificate of Incorporation of Cabot Corporation effective January 9, 2009 (incorporated herein by reference to Exhibit 3.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 3(b)† | The By-laws of Cabot Corporation as amended September 11, 2009. |
| 4(a)(i) | Indenture, dated as of December 1, 1987, between Cabot Corporation and The First National Bank of Boston, Trustee (the "Indenture") (incorporated herein by reference to Exhibit 4 of Amendment No. 1 to Cabot's Registration Statement on Form S-3, Registration No. 33-18883, filed with the SEC on December 10, 1987). |
| 4(a)(ii) | First Supplemental Indenture dated as of June 17, 1992, to the Indenture (incorporated herein by reference to Exhibit 4.3 of Cabot's Registration Statement on Form S-3, Registration Statement No. 33-48686, filed with the SEC on June 18, 1992). |
| 4(a)(iii) | Second Supplemental Indenture, dated as of January 31, 1997, between Cabot Corporation and State Street Bank and Trust Company, Trustee (incorporated herein by reference to Exhibit 4 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996, file reference 1-5667, filed with the SEC on February 14, 1997). |
| 4(a)(iv) | Third Supplemental Indenture, dated as of November 20, 1998, between Cabot Corporation and State Street Bank and Trust Company, Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Current Report on Form 8-K, dated November 20, 1998, file reference 1-5667, filed with the SEC on November 20, 1998). |
| 4(a)(v) | Indenture, dated as of September 21, 2009, between Cabot Corporation and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Registration Statement on Form S-3 ASR, Registration Number 333-162021, filed with the SEC on September 21, 2009). |
| 4(a)(vi) | First Supplemental Indenture, dated as of September 24, 2009, between Cabot Corporation and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Current Report on Form 8-K dated September 24, 2009, file reference 1-5667, filed with the SEC on September 24, 2009). |
| 10(a)(i) | Credit Agreement dated August 3, 2005 among Cabot Corporation, Bank of America, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer, Citibank, N.A., as Syndication Agent, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, file reference 1-5667, filed with the SEC on August 9, 2005). |
| 10(a)(ii)† | Second Amendment to Credit Agreement dated as of September 18, 2009 among Cabot Corporation, the lenders party thereto, and Bank of America, N.A., as Administrative Agent. |

| Exhibit Number | Description |
| --- | --- |
| 10(b)(i)* | 1996 Equity Incentive Plan (incorporated herein by reference to Exhibit 28 of Cabot's Registration Statement on Form S-8, Registration No. 333-03683, filed with the SEC on May 14, 1996). |
| 10(b)(ii)* | 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, file reference 1-5667, filed with the SEC on May 17, 1999). |
| 10(b)(iii)* | Amendments to Cabot Corporation's 1996 and 1999 Equity Incentive Plans, dated May 12, 2000 (incorporated herein by reference to Exhibit 10 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, file reference 1-5667, filed with the SEC on May 15, 2000). |
| 10(b)(iv)* | Amendment to 1999 Equity Incentive Plan dated March 7, 2002 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002, file reference 1-5667, filed with the SEC on May 15, 2002). |
| 10(b)(v)* | 2006 Long-Term Incentive Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 30, 2006). |
| 10(b)(vi)* | 2009 Long-Term Incentive Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 28, 2009). |
| 10(b)(vii)* | Non-Employee Directors' Stock Compensation Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 30, 2006). |
| 10(b)(viii)* | Cabot Corporation Short-Term Incentive Compensation Plan (incorporated herein by reference to Appendix C of Cabot's Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 29, 2007). |
| 10(b)(ix)* | Amendment to Cabot Corporation Short-Term Incentive Compensation Plan dated December 31, 2008 (incorporated by reference to Exhibit 10.4 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(c) | Note Purchase Agreement between John Hancock Mutual Life Insurance Company, State Street Bank and Trust Company, as trustee for the Cabot Corporation Employee Stock Ownership Plan, and Cabot Corporation, dated as of November 15, 1988 (incorporated by reference to Exhibit 10(c) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1988, file reference 1-5667, filed with the SEC on December 29, 1988). |
| 10(d)(i)* | Supplemental Cash Balance Plan (incorporated herein by reference to Exhibit 10(e)(i) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |
| 10(d)(ii)* | Supplemental Cash Balance Plan, as amended and restated effective January 1, 2002 (incorporated herein by reference to Exhibit 10(d)(ii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |

| Exhibit Number | Description |
|---|---|
| 10(d)(iii)* | Cabot Corporation Amended and Restated Supplemental Cash Balance Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(d)(iv)* | Supplemental Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10(e)(ii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |
| 10(d)(v)* | Supplemental Retirement Incentive Savings Plan (incorporated herein by reference to Exhibit 10(e)(iii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |
| 10(d)(vi)* | Supplemental Retirement Savings Plan, as amended and restated effective December 31, 2000 (incorporated herein by reference to Exhibit 10(d)(v) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |
| 10(d)(vii)* | Cabot Corporation Amended and Restated Supplemental Retirement Savings Plan dated December 31, 2008 (incorporated by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(d)(viii)* | Cabot Corporation Deferred Compensation Plan dated January 1, 1995 (incorporated herein by reference to Exhibit 10(e)(v) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1995, file reference 1-5667, filed with the SEC on December 29, 1995). |
| 10(d)(ix)* | Amendment 1997-I to Cabot Corporation Deferred Compensation Plan dated June 30, 1997 (incorporated herein by reference to Exhibit 10(d)(vi) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1997, file reference 1-5667, filed with the SEC on December 24, 1997). |
| 10(d)(x)* | Cabot Corporation Amended and Restated Deferred Compensation Plan dated July 13, 2007 (incorporated herein by reference to Exhibit 10(d)(viii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2007, file reference 1-5667, filed with the SEC on November 29, 2007). |
| 10(d)(xi)* | Amendment No. 1 to Cabot Corporation Amended and Restated Deferred Compensation Plan dated November 9, 2007 (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(d)(xii)* | Non-Employee Directors' Stock Deferral Plan dated July 14, 2006 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, file reference 1-5667, filed with the SEC on August 9, 2006). |
| 10(d)(xiii)* | Amendment No. 1 to Cabot Corporation Non-Employee Directors' Stock Deferral Plan dated November 9, 2007 (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(d)(xiv)* | Amendment No. 2 to Cabot Corporation Amended and Restated Deferred Compensation Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.5 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |

| Exhibit Number | Description |
|---|---|
| 10(e) | Group Annuity Contract No. GA-6121 between The Prudential Insurance Company of America and State Street Bank and Trust Company, dated June 28, 1991 (incorporated herein by reference to Exhibit 10(h) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1991, file reference 1-5667, filed with the SEC on December 27, 1991). |
| 10(f)*† | Summary of Compensation for Non-Employee Directors. |
| 10(g) | Asset Transfer Agreement, dated as of June 13, 1995, among Cabot Safety Corporation, Cabot Canada Ltd., Cabot Safety Limited, Cabot Corporation, Cabot Safety Holdings Corporation and Cabot Safety Acquisition Corporation (incorporated herein by reference to Exhibit 2(a) of Cabot Corporation's Current Report on Form 8-K dated July 11, 1995, file reference 1-5667, filed with the SEC July 26, 1995). |
| 10(h)(i)* | Cabot Corporation Senior Management Severance Protection Plan, effective January 9, 1998 (incorporated herein by reference to Exhibit 10(a) of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997, file reference 1-5667, filed with the SEC February 17, 1998). |
| 10(h)(ii)* | Amendment to Cabot Corporation Senior Management Severance Protection Plan, effective January 12, 2007 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006, file reference 1-5667, filed with the SEC on February 9, 2007). |
| 10(h)(iii)* | Amendment to Senior Management Severance Protection Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.3 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(i) | Fiscal Agency Agreement dated as of September 24, 2003 among Cabot Finance B.V., Cabot Corporation, and U.S. Bank Trust National Association (incorporated herein by reference to Exhibit 10(l) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |
| 10(j)* | Offer Letter between Cabot Corporation and Patrick M. Prevost dated November 30, 2007 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(k)*† | Terms of Employment for David Miller effective September 14, 2009. |
| 10(l)* | Form of Award Certificate under Cabot Corporation Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, file reference 1-5667, filed with the SEC on May 12, 2008). |
| 10(m)*† | Severance Agreement between Cabot Corporation and William J. Brady dated October 6, 2009. |
| 12† | Statement Re: Computation of Ratio of Earnings (Loss) to Fixed Charges. |
| 21† | Subsidiaries of Cabot Corporation. |
| 23(i)† | Consent of Deloitte & Touche LLP. |

| Exhibit Number | Description |
|---|---|
| 31(i)† | Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. |
| 31(ii)† | Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. |
| 32† | Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350. |

* Management contract or compensatory plan or arrangement.

† Filed herewith.

(c) *Schedules.* The Schedules have been omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABOT CORPORATION

BY: /s/ PATRICK M. PREVOST

**Patrick M. Prevost**
**President and Chief Executive Officer**

Date: November 30, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ PATRICK M. PREVOST<br>**Patrick M. Prevost** | Director, President and Chief Executive Officer | November 30, 2009 |
| /s/ EDUARDO E. CORDEIRO<br>**Eduardo E. Cordeiro** | Executive Vice President and Chief Financial Officer (principal financial officer) | November 30, 2009 |
| /s/ JAMES P. KELLY<br>**James P. Kelly** | Vice President and Controller (principal accounting officer) | November 30, 2009 |
| /s/ JOHN F. O'BRIEN<br>**John F. O'Brien** | Director, Non-Executive Chairman of the Board | November 30, 2009 |
| /s/ JOHN S. CLARKESON<br>**John S. Clarkeson** | Director | November 30, 2009 |
| /s/ JUAN ENRIQUEZ-CABOT<br>**Juan Enriquez-Cabot** | Director | November 30, 2009 |
| /s/ ARTHUR L. GOLDSTEIN<br>**Arthur L. Goldstein** | Director | November 30, 2009 |
| /s/ GAUTAM S. KAJI<br>**Gautam S. Kaji** | Director | November 30, 2009 |
| /s/ RODERICK C.G. MACLEOD<br>**Roderick C.G MacLeod** | Director | November 30, 2009 |
| /s/ HENRY F. MCCANCE<br>**Henry F. McCance** | Director | November 30, 2009 |
| /s/ JOHN K. MCGILLICUDDY<br>**John K. McGillicuddy** | Director | November 30, 2009 |

| Signatures | Title | Date |
| --- | --- | --- |
| /s/ Ronaldo H. Schmitz<br>**Ronaldo H. Schmitz** | Director | November 30, 2009 |
| /s/ Lydia W. Thomas<br>**Lydia W. Thomas** | Director | November 30, 2009 |
| /s/ Mark S. Wrighton<br>**Mark S. Wrighton** | Director | November 30, 2009 |
| /s/ Shengman Zhang<br>**Shengman Zhang** | Director | November 30, 2009 |

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 3(a)(i) | Restated Certificate of Incorporation of Cabot Corporation effective January 9, 2009 (incorporated herein by reference to Exhibit 3.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 3(b) † | The By-laws of Cabot Corporation as amended September 11, 2009. |
| 4(a)(i) | Indenture, dated as of December 1, 1987, between Cabot Corporation and The First National Bank of Boston, Trustee (the "Indenture") (incorporated herein by reference to Exhibit 4 of Amendment No. 1 to Cabot's Registration Statement on Form S-3, Registration No. 33-18883, filed with the SEC on December 10, 1987). |
| 4(a)(ii) | First Supplemental Indenture dated as of June 17, 1992, to the Indenture (incorporated herein by reference to Exhibit 4.3 of Cabot's Registration Statement on Form S-3, Registration Statement No. 33-48686, filed with the SEC on June 18, 1992). |
| 4(a)(iii) | Second Supplemental Indenture, dated as of January 31, 1997, between Cabot Corporation and State Street Bank and Trust Company, Trustee (incorporated herein by reference to Exhibit 4 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996, file reference 1-5667, filed with the SEC on February 14, 1997). |
| 4(a)(iv) | Third Supplemental Indenture, dated as of November 20, 1998, between Cabot Corporation and State Street Bank and Trust Company, Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Current Report on Form 8-K, dated November 20, 1998, file reference 1-5667, filed with the SEC on November 20, 1998). |
| 4(a)(v) | Indenture, dated as of September 21, 2009, between Cabot Corporation and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Registration Statement on Form S-3 ASR, Registration Number 333-162021, filed with the SEC on September 21, 2009). |
| 4(a)(vi) | First Supplemental Indenture, dated as of September 24, 2009, between Cabot Corporation and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 of Cabot's Current Report on Form 8-K dated September 24, 2009, file reference 1-5667, filed with the SEC on September 24, 2009). |
| 10(a)(i) | Credit Agreement dated August 3, 2005 among Cabot Corporation, Bank of America, N.A., as Administrative Agent, Swing Line Lender, and L/C Issuer, Citibank, N.A., as Syndication Agent, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, file reference 1-5667, filed with the SEC on August 9, 2005). |
| 10(a)(ii)† | Second Amendment to Credit Agreement dated as of September 18, 2009 among Cabot Corporation, the lenders party thereto, and Bank of America, N.A., as Administrative Agent. |
| 10(b)(i)* | 1996 Equity Incentive Plan (incorporated herein by reference to Exhibit 28 of Cabot's Registration Statement on Form S-8, Registration No. 333-03683, filed with the SEC on May 14, 1996). |
| 10(b)(ii)* | 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999, file reference 1-5667, filed with the SEC on May 17, 1999). |
| 10(b)(iii)* | Amendments to Cabot Corporation's 1996 and 1999 Equity Incentive Plans, dated May 12, 2000 (incorporated herein by reference to Exhibit 10 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, file reference 1-5667, filed with the SEC on May 15, 2000). |

| Exhibit Number | Description |
|---|---|
| 10(b)(iv)* | Amendment to 1999 Equity Incentive Plan dated March 7, 2002 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2002, file reference 1-5667, filed with the SEC on May 15, 2002). |
| 10(b)(v)* | 2006 Long-Term Incentive Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 30, 2006). |
| 10(b)(vi)* | 2009 Long-Term Incentive Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 28, 2009). |
| 10(b)(vii)* | Non-Employee Directors' Stock Compensation Plan (incorporated herein by reference to Appendix B of Cabot's Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 30, 2006). |
| 10(b)(viii)* | Cabot Corporation Short-Term Incentive Compensation Plan (incorporated herein by reference to Appendix C of Cabot's Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders, file reference 1-5667, filed with the SEC on January 29, 2007). |
| 10(b)(ix)* | Amendment to Cabot Corporation Short-Term Incentive Compensation Plan dated December 31, 2008 (incorporated by reference to Exhibit 10.4 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(c) | Note Purchase Agreement between John Hancock Mutual Life Insurance Company, State Street Bank and Trust Company, as trustee for the Cabot Corporation Employee Stock Ownership Plan, and Cabot Corporation, dated as of November 15, 1988 (incorporated by reference to Exhibit 10(c) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1988, file reference 1-5667, filed with the SEC on December 29, 1988). |
| 10(d)(i)* | Supplemental Cash Balance Plan (incorporated herein by reference to Exhibit 10(e)(i) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |
| 10(d)(ii)* | Supplemental Cash Balance Plan, as amended and restated effective January 1, 2002 (incorporated herein by reference to Exhibit 10(d)(ii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |
| 10(d)(iii)* | Cabot Corporation Amended and Restated Supplemental Cash Balance Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(d)(iv)* | Supplemental Employee Stock Ownership Plan (incorporated herein by reference to Exhibit 10(e)(ii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |
| 10(d)(v)* | Supplemental Retirement Incentive Savings Plan (incorporated herein by reference to Exhibit 10(e)(iii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1994, file reference 1-5667, filed with the SEC on December 22, 1994). |

| Exhibit Number | Description |
|---|---|
| 10(d)(vi)* | Supplemental Retirement Savings Plan, as amended and restated effective December 31, 2000 (incorporated herein by reference to Exhibit 10(d)(v) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |
| 10(d)(vii)* | Cabot Corporation Amended and Restated Supplemental Retirement Savings Plan dated December 31, 2008 (incorporated by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(d)(viii)* | Cabot Corporation Deferred Compensation Plan dated January 1, 1995 (incorporated herein by reference to Exhibit 10(e)(v) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1995, file reference 1-5667, filed with the SEC on December 29, 1995). |
| 10(d)(ix)* | Amendment 1997-I to Cabot Corporation Deferred Compensation Plan dated June 30, 1997 (incorporated herein by reference to Exhibit 10(d)(vi) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1997, file reference 1-5667, filed with the SEC on December 24, 1997). |
| 10(d)(x)* | Cabot Corporation Amended and Restated Deferred Compensation Plan dated July 13, 2007 (incorporated herein by reference to Exhibit 10(d)(viii) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2007, file reference 1-5667, filed with the SEC on November 29, 2007). |
| 10(d)(xi)* | Amendment No. 1 to Cabot Corporation Amended and Restated Deferred Compensation Plan dated November 9, 2007 (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(d)(xii)* | Non-Employee Directors' Stock Deferral Plan dated July 14, 2006 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, file reference 1-5667, filed with the SEC on August 9, 2006). |
| 10(d)(xiii)* | Amendment No. 1 to Cabot Corporation Non-Employee Directors' Stock Deferral Plan dated November 9, 2007 (incorporated herein by reference to Exhibit 10.2 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(d)(xiv)* | Amendment No. 2 to Cabot Corporation Amended and Restated Deferred Compensation Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.5 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(e) | Group Annuity Contract No. GA-6121 between The Prudential Insurance Company of America and State Street Bank and Trust Company, dated June 28, 1991 (incorporated herein by reference to Exhibit 10(h) of Cabot's Annual Report on Form 10-K for the year ended September 30, 1991, file reference 1-5667, filed with the SEC on December 27, 1991). |
| 10(f)*† | Summary of Compensation for Non-Employee Directors. |
| 10(g) | Asset Transfer Agreement, dated as of June 13, 1995, among Cabot Safety Corporation, Cabot Canada Ltd., Cabot Safety Limited, Cabot Corporation, Cabot Safety Holdings Corporation and Cabot Safety Acquisition Corporation (incorporated herein by reference to Exhibit 2(a) of Cabot Corporation's Current Report on Form 8-K dated July 11, 1995, file reference 1-5667, filed with the SEC July 26, 1995). |

| Exhibit Number | Description |
|---|---|
| 10(h)(i)* | Cabot Corporation Senior Management Severance Protection Plan, effective January 9, 1998 (incorporated herein by reference to Exhibit 10(a) of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1997, file reference 1-5667, filed with the SEC February 17, 1998). |
| 10(h)(ii)* | Amendment to Cabot Corporation Senior Management Severance Protection Plan, effective January 12, 2007 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006, file reference 1-5667, filed with the SEC on February 9, 2007). |
| 10(h)(iii)* | Amendment to Senior Management Severance Protection Plan dated December 31, 2008 (incorporated herein by reference to Exhibit 10.3 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008, file reference 1-5667, filed with the SEC on February 9, 2009). |
| 10(i) | Fiscal Agency Agreement dated as of September 24, 2003 among Cabot Finance B.V., Cabot Corporation, and U.S. Bank Trust National Association (incorporated herein by reference to Exhibit 10(l) of Cabot's Annual Report on Form 10-K for the year ended September 30, 2003, file reference 1-5667, filed with the SEC on December 23, 2003). |
| 10(j)* | Offer Letter between Cabot Corporation and Patrick M. Prevost dated November 30, 2007 (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2007, file reference 1-5667, filed with the SEC on February 11, 2008). |
| 10(k)* † | Terms of Employment for David Miller effective September 14, 2009. |
| 10(l)* | Form of Award Certificate under Cabot Corporation Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 of Cabot's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, file reference 1-5667, filed with the SEC on May 12, 2008). |
| 10(m)*† | Severance Agreement between Cabot Corporation and William J. Brady dated October 6, 2009. |
| 12† | Statement Re: Computation of Ratio of Earnings (Loss) to Fixed Charges. |
| 21† | Subsidiaries of Cabot Corporation. |
| 23(i)† | Consent of Deloitte & Touche LLP. |
| 31(i)† | Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. |
| 31(ii)† | Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act. |
| 32† | Certifications of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350. |

* Management contract or compensatory plan or arrangement.

† Filed herewith.

[THIS PAGE INTENTIONALLY LEFT BLANK]

**EXHIBIT 31(i)**

## Principal Executive Officer Certification

I, Patrick M. Prevost, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2009

/S/ PATRICK M. PREVOST

**Patrick M. Prevost**
**President and**
**Chief Executive Officer**

**EXHIBIT 31(ii)**

## Principal Financial Officer Certification

I, Eduardo E. Cordeiro, certify that:

1. I have reviewed this annual report on Form 10-K of Cabot Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 30, 2009

/S/ EDUARDO E. CORDEIRO

**Eduardo E. Cordeiro**
**Executive Vice President and**
**Chief Financial Officer**

**EXHIBIT 32**

## Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Annual Report on Form 10-K for the year ended September 30, 2009 (the "Report") by Cabot Corporation (the "Company"), each of the undersigned hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

1. The Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

November 30, 2009

/s/ PATRICK M. PREVOST

**Patrick M. Prevost**
**President and**
**Chief Executive Officer**

November 30, 2009

/s/ EDUARDO E. CORDEIRO

**Eduardo E. Cordeiro**
**Executive Vice President and**
**Chief Financial Officer**

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Cabot Values

**Integrity.** We demand adherence to the highest ethical standards. We demand personal integrity, compliance with all laws and regulations, unwavering efforts toward the highest quality in all areas, and indisputable respect for safety, health and the environment.

**Respect.** We must be open, honest, straightforward and trustworthy. We listen and learn from each other, our customers and the outside world, and share our learnings generously.

**Innovation.** We work urgently and intensely to create new ways to bring more value to our customers and to open new markets for our products. We continuously improve by understanding successes and failures—our own and others.

**Competitiveness.** To be the best, we strive for excellence in everything we do. We listen to our customers, owners and markets, and we compete aggressively to exceed their expectations using teamwork, leadership and self-confidence. We seize opportunities with urgency, persistence and courage.


CABOT

www.cabot-corp.com


Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SCS-COC-00648
© 1996 Forest Stewardship Council
FSC

002CS1A034